As filed with the Securities and Exchange Commission on August 11, 2008

Registration No. 333-152603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

1ST UNITED BANCORP, INC.
 (Exact Name of registrant as Specified in its Charter)

Florida	6022	65-0925265

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One North Federal Highway, Boca Raton, Florida 33432, 561-362-3435
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOHN MARINO
President
1st United Bancorp, Inc.
One North Federal Hwy.
Boca Raton, Florida 33432
(561) 362-3435

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Michael V. Mitrione, Esq. and
David C. Scileppi, Esq.
Gunster, Yoakley & Stewart, P.A.
777 S. Flagler Drive, Suite. 500 East
West Palm Beach, Florida 33401
(561) 650-0553

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any if the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states which this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Non-Transferable Subscription Rights for up to 1,800,000 Shares of Common Stock

          We are distributing to holders of our outstanding common stock, at no charge, non-transferable subscription rights to purchase up to an aggregate of 1,800,000 shares of our common stock at a cash subscription price of $6.50 per share. The minimum offering amount is 400,000 shares and the maximum is 1,800,000 shares.

          You are receiving this Prospectus because you held shares of our common stock as of the close of business on August 11, 2008, the record date for this rights offering. For each share of our common stock that you owned on the record date, we have granted you 0.271805 rights. You may purchase one share of our common stock for every whole right you hold. If you exercise your rights in full, you may also exercise an oversubscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this oversubscription right provided that no single subscriber, along with certain affiliates, may purchase more than 400,000 shares of our common stock pursuant to this rights offering.

          The rights will expire if they are not exercised and paid for in full (including final clearance of any checks) by 5:00 p.m., Eastern Time, on September 15, 2008, unless we extend the rights offering in our sole discretion.

          Our common stock is quoted on the Pink Sheets under the symbol “FSDB.” On July 25, 2008, the closing price of our common stock was $7.90 per share.

          Investing in our common stock involves risks. See the section of this Prospectus captioned “RISK FACTORS” beginning on page 16 for a discussion of the factors you should consider before you make your decision to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable.

OFFERING SUMMARY

	Per Share	Total

Subscription Price – Minimum Offering	$6.50	$2,600,000

Subscription Price – Maximum Offering	$6.50	$11,700,000

(1)	Before deducting expenses payable by us, estimated at $128,230.

          The shares of our common stock are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 11, 2008

-i-

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

          The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this Prospectus and may not contain all of the information that is important to you. This Prospectus includes specific terms of the rights offering, as well as information regarding our business, including potential risks related to the rights offering and our common stock. We encourage you to read this Prospectus in its entirety.

Q:	What is a rights offering?

A:

A rights offering is a distribution of rights on a pro rata basis to our shareholders. We are distributing to holders of our common stock as of August 11, 2008, the record date, a 0.271805 non-transferable subscription right for each share of common stock held on the record date.

Q:	What is a subscription right?

A:	The subscription rights are rights to purchase shares of our common stock. Each subscription right carries with it a basic subscription right and an oversubscription right.

Q:	Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

A:

Yes. A person or entity, together with certain related persons or entities, may not exercise subscription rights (including oversubscription rights) to purchase more than 400,000 shares of our common stock in this Rights Offering. See “The Rights Offering— Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering.”

Q:	What is the basic subscription right?

A:

Each whole subscription right entitles you to purchase one share of our common stock at the subscription price of $6.50 per share. We have granted to you, as a shareholder of record on the record date, a 0.271805 subscription right for each share of our common stock you owned at that time. Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. For example, if you owned 1,000 shares of our common stock on the record date, you would have received 271.8 subscription rights (rounded down to 271 rights) and would have the right to purchase 271 shares of common stock for $6.50 per share. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares under your oversubscription right.

If you hold a 1st United Bancorp, Inc. stock certificate, the number of shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company or DTC will issue the appropriate number of subscription rights to your nominee record holder based on the shares of our common stock that you own at the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

Q:	What is the oversubscription right?

A:

If any holders of subscription rights do not fully exercise their basic subscription rights as of the expiration time of the rights offering, we will permit shareholders who do fully exercise their basic subscription rights to subscribe for additional shares of our common stock at the same subscription price per share, on a pro rata basis, rounded down to the nearest whole share number. This oversubscription right will be available only to shareholders who exercise their basic subscription rights in full, and will only permit subscription for up to the maximum 400,000 shares upon the combined exercise of basic subscription rights and oversubscription rights.

If sufficient shares of common stock are available, we will seek to honor your oversubscription request in full, provided that your, together with certain related persons or entities, total purchase of common stock pursuant to this rights offering is not greater than 400,000 shares. If, however, oversubscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who oversubscribed by multiplying the number of shares requested by each shareholder (up to a maximum of 400,000 shares less shares acquired through the exercise of their basic subscription rights) through the exercise of their oversubscription rights by a fraction that equals (x) the number of shares available to be issued through oversubscription rights divided by (y) the total number of shares requested by all subscribers (reducing each subscriber’s request to the 400,000 share limit) through the exercise of their oversubscription rights. As described above for the basic subscription right, we will not issue fractional shares through the exercise of oversubscription rights.

Q:	How many shares may I purchase if I exercise my subscription rights?

A:

The number of shares of common stock you can purchase under your basic subscription rights will depend on the number of subscription rights you receive. You will receive a 0.271805 basic subscription right for each share of our common stock you hold on the record date. Each basic whole subscription right entitles you to purchase one share of our common stock at the subscription price of $6.50 per share.

Upon exercising your oversubscription rights, you, together with certain related persons or entities, may request to subscribe for up to 400,000 shares (less the number of shares exercised under your basic subscription rights) by indicating the number of additional shares you wish to purchase on your subscription rights certificate. However, the actual number of shares for which you will be entitled to subscribe under your oversubscription rights will not be determinable until after the expiration time of the rights offering and the pro rata allocation.

Q:	What if there is an insufficient number of shares to satisfy the oversubscription requests?

A:

If there is an insufficient number of shares available to fully satisfy the oversubscription requests of rightsholders, each subscription rightsholder who exercised his or her oversubscription right will receive the available shares pro rata, rounded down to the nearest whole share number, as described above. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of this rights offering.

Q:	Am I required to participate in the rights offering?

A:	No.

Q:	Why are we conducting the rights offering?

A:

We are conducting the rights offering to raise equity capital for general corporate purposes, including possible future acquisition opportunities. Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution from a capital raise by allowing our current shareholders to purchase additional shares of our common stock. We cannot determine the amount of dilution that a shareholder will experience or whether the rights offering will be successful.

Q:	Will the Company be issuing fractional shares of common stock?

A:

No. You may not purchase fractional shares of common stock pursuant to the exercise of subscription rights. We will accept any subscription indicating a purchase of fractional shares by rounding down to the nearest whole share number and promptly refunding without interest any payment received for a fractional share.

Q:	If I wish to exercise my rights, do I have to exercise all of my rights?

A:

No. You may exercise some or all of your rights. However, if you subscribe for fewer than all the shares represented by your rights, your remaining rights are non-transferable and will expire at the expiration time of the rights offering. You may not sell your remaining rights. In addition, you may only participate in the oversubscription portion of this rights offering if you exercise your basic subscription rights in full.

Q:	How long will the rights offering remain open?

A:

The rights offering will commence on the day this registration statement becomes effective. The rights offering will remain open for 30 days after commencement, and the rights will expire at 5:00 p.m., Eastern Time, on September 15, 2008 unless we extend the rights offering. We reserve the right to extend the rights offering at our discretion for a period not to exceed 120 additional days beyond September 15, 2008, in which event the term “expiration time” will mean the latest date and time to which the rights offering has been extended. We will make a public announcement of any extension by issuing a press release prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time and filing a Current Report on Form 8-K with the Securities and Exchange Commission. In addition, if the commencement of the rights offering is delayed, the expiration time of the rights offering will be similarly delayed. In that event, we will notify you by issuing a press release and filing a Current Report on Form 8-K with the Securities and Exchange Commission.

Q:	When must I exercise my oversubscription rights?

A:

You must exercise your oversubscription rights when you exercise your basic subscription rights in full. However, the number of shares for which you will be entitled to subscribe under your oversubscription rights cannot be determined until after the expiration time of the rights offering period.

Q:	What happens if I choose not to exercise my subscription rights?

A:

You will retain your current number of shares of our common stock held by you even if you do not exercise your subscription rights. If you choose not to exercise your subscription rights, then the percentage of our capital stock held by you will decrease, provided the minimum subscription is met, however, the magnitude of the reduction will depend upon the extent to which other rightsholders subscribe in the rights offering.

Q:	Will I be charged a sales commission or a fee by the Company if I exercise my subscription rights?

A:

No. We will not charge a brokerage commission or a fee to rightsholders for exercising their subscription rights. However, if you exercise your subscription rights through a broker or nominee, then you will be responsible for any transaction fees charged by your broker or nominee.

Q:	What is the Board of Directors’ recommendation regarding whether I should exercise my rights in the rights offering?

A:

Our Board of Directors is not making any recommendation as to whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.

Q:	Will our directors participate in the rights offering?

A:

We expect our directors, together with their affiliates, to subscribe for, in the aggregate, 587,020 shares of common stock in the rights offering. The purchase price paid by them will be $6.50 per share, the same paid by all other persons who purchase shares of our common stock in the stock offerings; however, to the extent that our directors hold shares of our Series A Preferred Stock, the directors may elect to have us redeem a portion of their Series A Preferred Stock as a partial form of payment. We expect our directors to pay for their shares of common stock purchased in this rights offering with $2,215,632 in cash and the balance will be paid through redemptions of our Series A Preferred Stock. If we sell 1,800,000 shares of stock in the rights offering, our directors, together with their affiliates, are expected to own approximately 2,238,284 shares of common stock, which represents 26.6% of our total outstanding shares of common stock.

Q:	How was the subscription price established?

A:

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. We did not seek or obtain an opinion of financial advisors in establishing the subscription price. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after this offering, our shares of common stock will trade at or above the $6.50 purchase price.

Q:	Is exercising my subscription rights risky?

A:

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as any other equity investment. Some of the risks of participating in the rights offering include the following:

• You may not revoke your subscription rights once you exercise them and so you could be committed to buying shares above the prevailing market value of our common stock.

• If you do not act promptly and follow subscription instructions, then we may reject your exercise of subscription rights.

• Our position for U.S. federal income tax consequences of the receipt of the subscription rights may not be sustained by the Internal Revenue Service.

• For a more complete discussion of the risks associated with an investment in our common stock, you should carefully review the section captioned “Risk Factors”.

Q:	May I transfer my subscription rights if I do not want to purchase any shares?

A:	No. Your subscription rights are not transferable.

Q:	How many shares will be outstanding after the rights offering?

A:

There were 6,622,375 shares of our common stock outstanding as of July 28, 2008. If all of the rights we are offering are exercised by our shareholders, there will be 8,422,375 shares of our common stock outstanding.

Q:	After I exercise my subscription rights, can I change my mind and cancel my purchase?

A:	No. All exercises of subscription rights are irrevocable. See “The Rights Offering— No Revocation or Change” on page 85.

Q:	What are the federal income tax consequences of receiving or exercising my subscription rights as a holder of common stock?

A:

A holder of common stock will not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. We urge you to consult your own tax adviser with respect to the particular tax consequences of the rights offering or the related share issuances to you. See “Material U.S. Federal Income Tax Consequences.”

Q:	If the minimum number of shares is not subscribed for and the rights offering is not completed, will my subscription payment be refunded to me?

A:

Yes. The subscription agent will hold all funds it receives in escrow until the minimum 400,000 shares is subscribed for and the rights offering is completed. If the minimum offering is not met, then the subscription agent will return, without interest or deduction, all subscription payments. The subscription agent estimates it will take approximately two business days following the termination of the rights offering and clearance of subscription payments in the subscription agent’s account (which may take up to five business days) to return the subscription payments.

Q:	How do I exercise my subscription rights if I own shares in certificate form?

A:	If you hold a 1st United Bancorp, Inc. stock certificate and you wish to participate in the rights offering, you must take the following steps:

• deliver payment to the subscription agent before 5:00 p.m., Eastern Time, on September 15, 2008; and

• deliver a properly completed and signed subscription rights certificate to the subscription agent.

You may be required to provide additional documentation or signature guarantees. Please follow the delivery instructions on the subscription rights certificate. Do not deliver documents to 1st United Bancorp, Inc. You are solely responsible for completing delivery to the subscription agent of your subscription documents, subscription rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on September 15, 2008.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the oversubscription right and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Q:	What form of payment is required to purchase the shares of our common stock?

A:	As described in the subscription rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

• personal or certified check to American Stock Transfer & Trust Company, drawn upon a United States bank;

• postal, telegraphic or express money order payable to American Stock Transfer & Trust Company; or

• wire transfer of immediately available funds to accounts maintained by American Stock Transfer & Trust Company.

Holders of our Series A Preferred Stock may elect to request that we redeem a portion or all of their shares of the Series A Preferred Stock at the stipulated redemption price and apply the redemption price toward the payment of the subscription price. See “Rights Offering-Series A Preferred Stock Redemption Form of Payment Option.”

Q:	What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank, or other nominee?

A:

If you hold shares of our common stock through a broker, custodian bank, or other nominee, then we will ask your broker, custodian bank, or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, then you will need to have your broker, custodian bank, or other nominee act for you.

Q:	How do I exercise my subscription rights if I live outside the United States?

A:

We will not mail this Prospectus or the rights certificates to shareholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold the subscription rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent and timely follow the procedures described in “Rights Offering—Foreign Shareholders.”

Q:	When will I receive my new shares?

A:

If you purchase stock in the rights offering by submitting a subscription rights certificate and payment, we will mail you a stock certificate representing your new shares as soon as practicable after the expiration of the rights offering; however, we will not be able to begin calculations for any oversubscription pro rata allocations and adjustments until three days after the expiration time of the rights offering, which is the latest date for our shareholders to deliver the subscription rights certificate according to the guaranteed delivery procedures. If your shares are held by your nominee, and you participate in the rights offering, you will not receive a stock certificate for your new shares. Your nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the expiration of the rights offering.

Q:	What should I do if I have other questions?

A:

If you have questions or need assistance about the procedure for exercising your rights, including the procedure if you have lost your rights certificate, please contact Georgeson, Inc., which is acting as our information agent, at:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Banks and brokerage firms, please call (212) 440-9800.

All others, please call toll-free (888) 679-2873.

You may also contact John Marino, our President and Chief Financial Officer, at 561-362-3435 from 9:00 a.m. to 5:00 p.m., Eastern Time, Monday through Friday, if you have any questions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

          All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section captioned “Risk Factors” as well as the following factors:

▪	the costs of integrating the operations of companies that we have acquired, as well as those we may acquire in the future, may be greater than we expect;

▪	the loss of our key personnel;

▪	potential customer loss, deposit attrition and business disruption as a result of the merger;

▪	the failure to achieve expected gains, revenue growth, and/or expense savings from the merger or future transactions;

▪	our need and our ability to incur additional debt or equity financing;

▪	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

▪	the accuracy of our financial statement estimates and assumptions;

▪	the effects of harsh weather conditions, including hurricanes;

▪	inflation, interest rate, market and monetary fluctuations;

▪	the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations;

▪	the frequency and magnitude of foreclosure of our loans;

▪	effect of changes in the stock market and other capital markets;

▪	legislative or regulatory changes;

▪	our ability to comply with the extensive laws and regulations to which we are subject;

▪	the willingness of customers to accept third-party products and services rather than our products and services and vice versa;

▪	changes in the securities and real estate markets;

▪	increased competition and its effect on pricing;

▪	technological changes;

▪	changes in monetary and fiscal policies of the U.S. Government;

▪	the effects of security breaches and computer viruses that may affect our computer systems;

▪	changes in consumer spending and saving habits;

▪	growth and profitability of our noninterest income;

▪	changes in accounting principles, policies, practices or guidelines;

▪	anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; and

▪	our ability to manage the risks involved in the foregoing.

          However, other factors besides those listed above and in the section captioned “Risk Factors” or discussed elsewhere in this Prospectus also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. These forward-looking statements are not guarantees of future performance, but reflect the present expectations of future events by our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Any forward-looking statements made by us speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

PROSPECTUS SUMMARY

          This summary highlights material information contained elsewhere in this Prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read this entire Prospectus carefully before making a decision to invest in our common stock, including the risks of purchasing common stock discussed under the “Risk Factors” section and our consolidated financial statements and related notes. Unless otherwise indicated, the terms “us”, “we”, “our”, and “the Company” refer to 1st United Bancorp, Inc., together with its consolidated subsidiaries. Unless the context otherwise indicates or requires, the term “1st United Bank” means our Florida chartered commercial banking subsidiary. Any references to “Former 1st United Bancorp” or “Former 1st United Bank” refer to a bank holding company or Florida chartered commercial bank, respectively, that was acquired by Wachovia Bank in 1998. There is no relationship between Former 1st United Bancorp and the Company or between Former 1st United Bank and 1st United Bank, other than certain members of the Company’s and 1st United Bank’s board and management team were affiliated with Former 1st United Bancorp and Former 1st United Bank. The term “Equitable” refers to Equitable Financial Group, Inc., a bank holding company based in Fort Lauderdale, that we acquired in February 2008.

Our Business

          We are a financial holding company headquartered in Boca Raton, Florida. Our operations commenced on April 20, 2000 under the names Advantage Bankshares, Inc. and Advantage Bank, our and 1st United Bank’s, respectively, former names, with a completely different management team and board of directors. By April 2002, Advantage Bankshares had experienced two years of troubled operations and operating losses and was subject to regulatory directives to correct its unsatisfactory audit results. As part of its compliance with these directives, Advantage Bankshares entered into an agreement, dated April 9, 2002, with 1st United, LLC, a company owned and controlled by our current executive officers, Messrs. Orlando, Schupp, and Marino. Because of that agreement, a change-in-control was effected and the name of Advantage Bankshares was subsequently changed to 1st United Bancorp, Inc. with Advantage Bank changing its name to 1st United Bank. In addition, the board of directors was reconstituted and the management team and business plan were changed. Thereafter, from December 31, 2003 to June 30, 2008, we have experienced strong growth through a combination of internal growth, de novo branching, and acquisitions. Specifically, we have:

▪	increased total assets from $66.8 million to $563.5 million;

▪	increased total loans from $39.6 million to $440.4 million;

▪	grew non-interest bearing deposits from $4.6 million to $96.5 million;

▪	significantly improved credit quality with non-accrual loans as a percentage of total loans declining from 3.94% to 0.48%; and

▪	expanded our branch network from one to eleven locations consisting of four branches in Palm Beach County, six branches in Broward County, and one branch in Miami-Dade County, Florida.

          We operate under a community banking philosophy that seeks to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality. We offer our customers, primarily professionals and small and medium-sized businesses, a variety of traditional loan and deposit products, which we tailor to their specific needs. Making high quality, profitable loans, which result in a long-standing relationship with our borrowers, will continue to be the cornerstone of our approach to business.

          We believe that our emphasis on personal service puts us at a competitive advantage relative to the other banks in our market area and has been an instrumental contributing factor to the growth that we have experienced to date. We believe our success has been built on the strength of our management team and board of directors, our conservative credit culture, the attractive growth characteristics of the markets in which we operate and our ability to expand our franchise by attracting seasoned bankers with long-standing relationships in their communities.

          Our principal executive office and mailing address is One North Federal Highway, Boca Raton, Florida 33432, and our telephone number is (561) 362-3435. Our website address is www.1stunitedbankfl.com. Information contained in, or accessible on, our website does not constitute a part of this Prospectus.

Merger with Equitable

          On February 29, 2008, we completed the merger with Equitable for an aggregate purchase price of $55.6 million comprised of approximately $27.6 million in cash and 1,928,610 shares of our common stock. Equitable conducted its primary operations through its wholly-owned subsidiary, Equitable Bank, which was chartered under the laws of the State of Florida in 1987, had its headquarters in Fort Lauderdale, Florida, and had five banking offices in Broward and Miami-Dade Counties, Florida. On the effective date of the merger, we merged our operations with Equitable’s operations. Based on the mixture of consideration elected by Equitable shareholders, immediately following the merger, former Equitable shareholders owned approximately 29% of our common stock.

          Our merger with Equitable is consistent with our plans to enhance our footprint and competitive position while effectively serving as a means of implementing and accelerating our growth strategy and objectives. Not only does the merger expand our current operations in Broward County, but also provides for expansion into a new and desirable market in northern Miami-Dade County. Given Equitable’s similar community banking orientation and complimentary business models to us, we believe that the combined company is well-positioned to deliver superior customer service, achieve stronger financial performance, and enhance shareholder value. As a combined institution, we have a network of eleven branches consisting of four branches in Palm Beach County, six branches in Broward County, and one branch in northern Miami-Dade County, Florida.

Citrus Bank

          On April 3, 2008, and as amended on May 13, 2008, 1st United Bank, Citrus Bank, National Association, and CIB Marine Bancshares, Inc. entered into a Purchase and Assumption Agreement whereby 1st United Bank will acquire the branch network, substantially all of the deposits and much of the loan portfolio of Citrus Bank, headquartered in Vero Beach, Florida. Citrus Bank is the wholly-owned subsidiary of Citrus Financial Services, Inc. which is owned by CIB Marine Bancshares.

          At June 30, 2008, Citrus Bank had $116 million in assets, $72 million in loans and $98 million in deposits and currently operates out of six locations. The branch network includes offices in Vero Beach, Sebastian, Barefoot Bay, Boca Raton, North Miami Beach and Coral Gables. 1st United Bank will acquire approximately $49 million in loans, substantially all the deposits, each of the owned branches and assume the leases of the other locations as well as miscellaneous other assets and liabilities. As soon as practical after the acquisition, we will close Citrus Bank’s Boca Raton, Miami Beach and Coral Gables locations and service these customers out of our existing branches. The total purchase price is estimated to be $3 million in cash, 136,364 shares of our common stock, and $1.5 million of contingent consideration paid equally ($750,000 per year) over the next two years subject to the retention of certain deposits acquired. As a condition to closing, we needed to raise approximately $5 million in capital. On July 7, 2008, we issued $5 million in unsecured Subordinated Capital Notes to meet this requirement. The transaction is subject to regulatory approval, which as of July 28, 2008, we have received, as well as other contingencies defined in the Agreement, and we anticipate consummating the transaction in the third quarter of this year.

Management

          We have assembled a senior management team with great depth and breadth of community banking experience. Each member of our current management team has significant work experience in the banking industry for over two decades. Substantially all of this experience is in the South Florida market.

Name	Position	Years of Experience

Warren S. Orlando	Chairman	35
Rudy E. Schupp	Chief Executive Officer	35
John Marino	President	22
H. William Spute, Jr.	Executive Vice President	45
Wade E. Jacobson	Executive Vice President	20
Lawrence Ostermayer	Senior Vice President	33

          Warren S. Orlando

          Mr. Orlando has served as our Chairman of the Board and a Director since July 2003. From April 1999 to June 2003, Mr. Orlando was retired from his position as Chairman and CEO of Wachovia - Florida Banking, which he held from November 1997 to March 1999. Mr. Orlando co-founded and served as Chief Executive Officer and President of Former 1st United Bank and Former 1st United Bancorp, a bank holding company. Former 1st United Bancorp had approximately $1 billion in assets, grown through internal growth and 11 merger and acquisition transactions, and was headquartered in Boca Raton, Florida from its inception in 1987 and until its merger with Wachovia Corporation in November 1997.

          Rudy E. Schupp

          Mr. Schupp has served as our and 1st United Bank’s Chief Executive Officer and a Director since July 2003. From March 2001 to June 2003, Mr. Schupp was a managing director of Ryan Beck & Co., of which Stifel, Nicolaus & Company, Incorporated is a successor company. In addition, from December 2001 to March 2003, he served as a consultant to Wachovia Corporation – Florida. From March 2001 until December 2001, Mr. Schupp served as Chairman – Florida Banking for Wachovia Corporation. From April 1984 through February 2001, he co-founded and served as Chairman, Chief Executive Officer and President of Republic Security Financial Corporation, a bank holding company headquartered in West Palm Beach, Florida with $3.4 billion in assets, grown both through internal growth and through 16 merger and acquisition transactions. Republic Security Financial Corporation merged with Wachovia Corporation in 2001.

          John Marino

          Mr. Marino has served as our President and a Director and as Chief Operating Officer, Chief Financial Officer, and a Director of 1st United Bank since July 2003. From January 2002 until March 2003, Mr. Marino served as Chief Financial Officer of SBA Communications, a publicly traded telecommunications company, headquartered in Boca Raton, Florida. Mr. Marino acted as a consultant to SBA Communications from 1999 to 2002. From 1992 through November 1997, Mr. Marino served as Chief Financial Officer of Former 1st United Bank and Former 1st United Bancorp, headquartered in Boca Raton, Florida. Mr. Marino was employed in a variety of positions with Ernst & Young, with his final position as audit manager, from 1986 to 1992. Mr. Marino is a Certified Public Accountant in Florida.

          H. William Spute, Jr.

          Mr. Spute is our Executive Vice President, Chief Banking Officer and joined our and 1st United Bank’s Board of Directors following the merger with Equitable on February 29, 2008. Since Equitable’s inception in 1998, Mr. Spute was President and Chief Executive Officer of Equitable Financial Group, Inc. and since Equitable Bank’s inception in 1987, was Chairman, President & CEO of Equitable Bank. From 1983 to 1986, Mr. Spute was a Senior Vice President and Professional Banker with Barnett Bank.

          Wade E. Jacobson

          Mr. Jacobson is our Executive Vice President, Chief Lending Officer and joined 1st United Bank in March 2007. Prior to that time, Mr. Jacobson served as Senior Vice President, Team Leader Business Banking for 1st United Bank from July 2003 (when he joined 1st United Bank) until his promotion in March 2007. Mr. Jacobson began his career with Barnett Bank in the Management Associate Training Program in 1990 and rose to the position of Vice President Relationship Manager within that organization. He has held positions of increasing responsibility in lending production with SunTrust from 1998 until 2000, Republic Security Bank (which later merged into Wachovia) from 2000 until 2003.

          Lawrence Ostermayer

          Mr. Ostermayer is our Senior Vice President, Credit Administration and joined 1st United Bank in September 2003. Mr. Ostermayer was employed by RBC Centura Bank as Senior Credit Risk Manager – South Florida/ Special Loan Group Manager Florida & Georgia from 2002 until joining 1st United. From 1998 until 2002, Mr. Ostermayer worked with Republic Security/Wachovia in Business Banking and Special Assets. Mr. Ostermayer was with Barnett Bank/Bank of America from 1986 until 1998, managing all aspects of the credit process in the Florida counties of Palm Beach, Martin, Okeechobee, and Highlands.

Market Area

          We operate in some of the most demographically attractive markets in Florida. These markets have historically experienced rapid population growth and enjoy high per capita income. According to data reported by SNL Financial LC, the population of Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties grew from 2000 to 2007 by 10.99%, 17.69%, 9.81%, 25.23%, 17.03%, respectively, compared to the national population growth of 8.86%. These counties are projected to grow by 6.15%, 11.58%, 5.93%, 17.64%, and 11.84%, respectively, from 2007 to 2012, compared to 6.26% nationally.

          Our markets have also enjoyed significant growth in median household incomes. According to data reported by SNL Financial LC, in 2007, the median household incomes for Broward, Palm Beach, Miami-Dade, Indian River and Brevard counties were $53,418, $56,863, $45,328, $49,144 and $50,329, respectively, compared to the national median of $53,154. This represents a growth rate from 2000 to 2007 of 27.51%, 26.19%, 25.93%, 24.00% and 25.50%, respectively, compared to the national growth rate of 26.06%. Median household income in Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties are expected to grow by 19.35%, 17.87%, 16.64%, 17.69% and 17.85%, respectively, from 2007 to 2012.

          Our market area represents a significant banking market within the state of Florida. As of June 30, 2007, according to data provided by the FDIC, Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties had a total of $160.5 billion of bank and thrift deposits. This represents approximately 43% of the deposits in the state of Florida. We believe that we are well-positioned to capitalize on the opportunities that the marketplace, our expertise and customer base affords. The level of consolidation activity among banks in Florida, as well as the primary service area, provides additional growth prospects through both increasing our market penetration and expanding our market presence.

Business Strategy

          Our business strategy is to meaningfully differentiate ourselves from larger competitors by focusing on and understanding the individualized banking needs of the businesses, professionals and other residents of the local communities surrounding our banking centers. We believe that this focus allows us to be more responsive to our customers’ needs and provide a high level of personal service. As a locally-owned and managed institution with strong ties to the community, our core customers are primarily comprised of small- to medium-sized businesses, professionals and community organizations that prefer to build a banking relationship with a community bank that offers high quality, competitively priced banking products and services. Because of our identity and origin as a locally owned and operated bank, we believe our level of personal service provides a competitive advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside of the local communities.

          A key aspect of our current business strategy is to foster a community-oriented culture where our customers and employees establish long-standing and mutually beneficial relationships. We believe that with our focus on community banking needs and customer service, together with a comprehensive suite of deposit and loan products typically found at larger banks, a highly experienced management team and strategically located branch offices, we are well-positioned to be a strong competitor within our market area. The following are important elements of our business strategy:

          Capitalize on an experienced management team with significant market ties

          An integral element of our market strategy is to capitalize and leverage the prior experience of our sophisticated management team, consisting of Messrs. Orlando, Schupp, Marino, and Spute. Our management team has extensive South Florida banking experience as well as valuable community and business relationships in our core markets. In addition to our management team, we have attracted a number of other experienced bankers to help build and support our growth. An essential component of our ongoing strategy is to attract high quality, experienced bankers with long track records of serving our target clientele in the local banking markets. We believe that having an extensive knowledge of the demographics, economics and residents of the local communities facilitates our efforts in gathering and retaining low-cost deposits and in making sound credit decisions.

          Focus on core customers and provide superior, relationship-based customer services

          We focus our customer service efforts on relationship banking, personalized service, direct customer contact and the ability to make credit and other business decisions locally. It is our objective to build a core customer base through advertising and marketing efforts, employee solicitation efforts, and recommendations from customers, directors, officers, shareholders and other individuals who prefer to conduct their banking business with a community bank. Our board of directors and management team focus their efforts to offer more personalized banking services than our core customers would receive at larger banks, while emphasizing current technology applications. This includes a focus on specialized services for the small business and professional, personal contact with our officers, directors and employees and, above all, the development of a deep customer relationship.

          Maintain strong asset quality

          We place a significant emphasis on commercial lending, and strive to maintain a high-quality loan portfolio. Since the change-in-control in 2003, have consistently maintained the quality of our assets. This is as a result of conservative underwriting standards, prudent loan approval authority levels and procedures, experienced loan officers with an intimate knowledge of the local markets and diligent monitoring of the loan portfolio. At June 30, 2008, our non-accrual loans as a percentage of total loans was 0.48%.

          Continue to grow core deposit base

          The primary source of funding for our asset growth has been the generation of a stable base of core deposits resulting from a combination of competitive pricing and extensive commercial relationships in the local markets coupled with expansion of our branch system. Our strategy is to have a mix of core deposits that favor non-interest bearing deposits in the range of 15.0% to 25.0% of total deposits. At June 30, 2008, non-interest bearing deposits comprised 24.2% of our total deposits.

Growth Strategy

          We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our core markets. We believe that the demographics and growth characteristics within the communities we serve will provide significant opportunities in which to leverage our core competencies and enhance our business. Specifically, our growth strategy includes:

          Selective growth organically or through acquisition

          We embrace a strategy of growth that requires an ability to achieve our objectives through a combination of organic and strategic growth through selective bank and branch acquisitions. To date, we have successfully embraced both strategies and have consummated two whole bank acquisitions while entering two other markets through de novo branching. In 2004, we acquired First Western Bank located in Cooper City (western Broward County) and have successfully completed its integration into our operations. In addition, we recently completed the merger with Equitable, which had total assets of $222 million and provides us with an enhanced operating platform. Finally, in April 2008, we announced our acquisition of the branch network of Citrus Bank, which is expected to close in the third quarter of 2008. In the past, lofty bank acquisition pricing levels have caused us to use de novo branching in order to achieve growth objectives consistent with the business plan while remaining vigilant of bank acquisition opportunities. Messrs. Marino, Orlando and Schupp have extensive merger and acquisition experience (combined they have been part of over 30 merger and acquisition transactions) and, therefore, despite the fluid nature of acquisition pricing within business cycles, we remain open to these growth opportunities when economically advantageous as a means of expanding our business. As a result of our acquisition of the branch network of Citrus Bank, we have made a commitment to the Federal Reserve that neither the Company nor 1st United Bank will enter into an agreement to merge with or acquire another bank branch, or company, unless the transaction is entirely funded with common equity, until 1st United Bank has reported four consecutive quarters of positive earnings.

          Expand market presence in the principal markets served

          We believe that our principal markets will continue to be the small- to medium-sized businesses within our primary service area and throughout the counties served. Overall projected growth in residential and commercial activity in the primary service area and surrounding areas creates opportunities for us to establish new banking relationships with the individuals and businesses associated with such growth. Because our directors and management team have established reputations and banking relationships in the local community, they actively promote 1st United Bank within the relevant markets as part of the objective to expand market presence.

          Capitalize on consolidation in our market area

          Consolidation of community banks within the primary service area has created opportunities to attract experienced personnel and establish relationships with customers who desire to conduct business with a locally-managed institution. The South Florida banking market is currently characterized by the dominance of large out-of-state banking organizations that entered the state primarily through acquisition. We believe that the consolidation has reduced the levels of personalized service. For the most part, the out-of-state banking organizations that dominate the banking landscape in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. Given our reputation and distinctive community identity within our market area coupled with the range of banking products offered, we believe that we are well-positioned to capitalize on the increasing dissatisfaction among customers of these larger institutions.

THE RIGHTS OFFERING

Securities Offered By Us:

We are distributing to you, at no charge, 0.271805 non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on August 11, 2008, the record date, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers, or other nominees on your behalf, as a beneficial owner of such shares. If the rights offering is fully subscribed, we expect the gross proceeds from the rights offering to be up to 11.7 million (including any proceeds we receive as a result of the redemption of our Series A Preferred Stock).

Subscription Price:	$6.50 per share

Common Stock to be Outstanding Immediately After This Offering:

Assuming no options are exercised prior to the expiration of the rights offering and, assuming all shares are sold in the rights offering, we expect approximately 8,422,375 shares of our common stock will be outstanding immediately after completion of the rights offering.

Record Date:	5:00 p.m. Eastern Time on August 11, 2008, 2008

Basic Rights of Common Shareholders:

Each holder of our common stock on the record date is entitled to receive a 0.271805 subscription right for each whole share of our common stock you owned on the record date. For each whole subscription right you hold, you may purchase one share of our common stock.

Oversubscription Right:

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of our common stock that our other shareholders do not purchase through the exercise of their basic subscription rights. The maximum number of shares of our common stock that you can purchase pursuant to this oversubscription right will be determined (subject to availability and the limits described below under the heading “The Rights Offering-Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering”) on a pro rata basis.

Limitation on Purchase of Shares:

A person or entity, together with related persons or entities, may not exercise subscription rights (including oversubscription rights) to purchase more than 400,000 shares of our common stock. See “The Rights Offering- Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering.”

In addition, we will not issue shares of our common stock to any shareholder who is required to obtain prior clearance or approval from, or submit a notice to, any state or federal bank regulatory authority to acquire, own, or control such shares if we determine that, as of the expiration date of the offer, such clearance or approval has not been satisfactorily obtained and any applicable waiting period has not expired.

Nontransferability:	You may not transfer your subscription rights.

Minimum Subscription Requirement Offering:	There is no subscription requirement for each investor. The minimum number of shares required to be sold in this offering is 400,000.

Maximum Offering:	The maximum number of shares allowed to be sold in this offering is 1,800,000.

Irrevocability:	Once you submit a subscription, you may not revoke it.

Best Efforts Offering:

We are offering the shares on a best efforts basis. This means there is no guarantee that we will be able to sell all or any of the shares offered. We intend to pay no commissions on shares we sell in this offering. However, we have reserved the right to retain brokers or sales agents to assist us in selling the shares, if we deem it necessary.

No Recommendation:	Our Board of Directors is making no recommendation as to whether you should subscribe for shares pursuant to either your basic right or your oversubscription right.

Board Commitment:

We expect our directors, together with their affiliates, to subscribe for, in the aggregate 587,020 shares of our common stock in this rights offering. The purchase price paid by them will be $6.50 per share, the same paid by all other persons who purchase shares of our common stock in the stock offerings; however, to the extent that our directors hold shares of our Series A Preferred Stock, the directors may elect to have us redeem a portion of their Series A Preferred Stock as a partial form of payment. We expect our directors to pay for their shares of common stock purchased in this rights offering with $2,215,632 in cash and the balance will be paid through redemptions of our Series A Preferred Stock.

Use Of Proceeds:

We estimate that the net proceeds to us from this offering will be between $2,471,770 (minimum) and $11,571,770 (maximum) million, after deducting expenses payable by us, and including any proceeds we receive as a result of the redemption of our Series A Preferred Stock. We intend to use these net proceeds to support anticipated balance sheet growth, which may include, among other things, contributions to the capital of 1st United Bank, for possible future acquisitions, to redeem a portion of the Series A Preferred Stock, and for general corporate purposes. See the section of this Prospectus captioned “Use of Proceeds” for further details.

Risk Factors:

See the section of this Prospectus captioned “Risk Factors” on page 16 and other information included in this Prospectus for a discussion of certain factors that you should carefully consider before making a decision to invest in our common stock.

Expiration Date:	The offering will terminate on September 15, 2008, unless extended by our Board of Directors for up to an additional 120 days.

Subscription Agent and Information Agent:	We have appointed American Stock Transfer & Trust Company to act as the subscription agent and Georgeson, Inc. to act as the information agent for the rights offering.

Additional Documents:

In addition to the information contained in this Prospectus, this document also incorporates by reference portions of our March 31, 2008 and June 30, 2008 Quarterly Reports on Form 10-Q, and our Special Financial Report on Form 10-K dated December 31, 2007.

SUMMARY CONSOLIDATED FINANCIAL DATA

          The following table presents our summary consolidated financial data. We derived our balance sheet and income statement data for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 from our audited financial statements. We derived our data for the three- and six-month periods ended June 30, 2008 and 2007 from our unaudited financial statements, which include all adjustments, consisting only of normal, recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. Operating results for the period ended June 30, 2008 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2008. The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by, our financial statements and the accompanying notes and the other information included elsewhere in this Prospectus.

(Dollars in thousands, except per share data)

	As of and for the three months ended June 30,		As of and for the six months ended June 30,		As of and for the year ended December 31,

	2008	2007	2008	2007	2007	2006	2005(a)	2004(a)	2003(a)

BALANCE SHEET DATA
Total assets	$563,470	$350,687	$563,470	$350,687	$375,834	$332,244	$246,580	$143,242	$66,804
Total loans	440,391	276,971	440,391	276,971	285,423	254,816	190,769	89,502	39,579
Allowance for loan losses	4,192	2,172	4,192	2,172	2,070	2,149	1,893	1,328	1,021
Securities available for sale	33,214	36,589	33,214	36,589	35,546	32,867	34,392	29,591	6,578
Deposits	397,569	245,237	397,569	245,237	272,235	240,210	186,017	111,648	55,324
Shareholders’ equity	87,827	50,657	87,827	50,657	54,498	50,912	39,693	25,101	8,863
INCOME STATEMENT DATA
Interest income	$7,946	$6,200	$14,735	$12,094	$24,699	$19,948	$10,979	$5,306	$2,826
Interest expense	2,460	2,344	4,873	4,669	9,474	6,233	2,813	1,296	1,312

Net interest income	5,486	3,856	9,862	7,425	15,225	13,715	8,166	4,010	1,514
Provision for loan losses	100	85	250	145	145	181	194	53	2,256

Net interest income (loss) after provision for loan losses	5,386	3,771	9,612	7,280	15,080	13,534	7,972	3,957	(742)
Noninterest income	543	613	966	1,094	1,911	1,418	1,656	472	569
Noninterest expense	5,507	4,287	11,642	8,271	16,989	14,887	10,183	8,064	4,502
Income tax expense (benefit)	173	—	(406)	—	(3,391)	—	—	—	—

Net income (loss)	$249	$97	$(658)	$103	$3,393	$65	$(555)	$(3,635)	$(4,675)

PER SHARE DATA(a)
Basic and diluted earnings (loss) per share	$0.04	$0.02	$(0.12)	$0.02	$0.72	$0.01	$(0.20)	$(1.73)	$(9.20)
Book value	$12.27	$10.73	$12.27	$10.73	$11.61	$10.78	$10.15	$9.53	$8.58
SELECTED OPERATING RATIOS
Return on average assets	0.17%	0.11%	(0.26)%	0.06%	0.97%	0.02%	(0.28)%	(3.03)%	(8.78)%
Return on average shareholders’ equity	1.16%	0.76%	(1.81)%	0.40%	6.64%	0.13%	(2.20)%	(16.62)%	(64.78)%
Net interest margin	4.36%	4.86%	4.39%	4.77%	4.72%	5.20%	4.51%	3.83%	2.93%
SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS
Equity/assets	15.59%	14.45%	15.59%	14.45%	14.50%	15.32%	16.10%	17.52%	13.27%
Non-accrual loans/total loans	0.48%	0.20%	0.48%	0.20%	0.07%	0.44%	0.44%	0.68%	3.94%
Allowance for loan losses/total loans	0.95%	0.78%	0.95%	0.78%	0.72%	0.84%	0.99%	1.48%	2.58%
Allowance for loan losses/non-accrual loans	197%	389%	197%	389%	1078%	193.26%	225.63%	218.42%	65.49%
Net charge-offs (recoveries)/average loans	0.01%	0.05%	0.05%	0.05%	(0.08)%	(0.03)%	(0.27)%	(0.10)%	5.45%

(a) All historical per share data has been adjusted for the 1:10 reverse stock split effective August 19, 2005.

RISK FACTORS

          An investment in our common stock contains a high degree of risk. In addition to the other information contained in, or incorporated by reference into, this Prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Information,” you should carefully consider the risks described below before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

          Risks Related to our Business

The loss of key personnel may adversely affect us.

          Our success is, and expected to remain, highly dependent on our senior management team. As a community bank, it is our management’ s extensive knowledge of and relationships in the community that generate business for us. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person’ s services may adversely affect our growth and profitability.

          Following completion of the merger with Equitable on February 29, 2008, we began the integration of Equitable’ s business into our own. The integration process and our ability to successfully conduct Equitable’ s business will require the experience and expertise of key employees of Equitable. Therefore, the ability to successfully integrate Equitable’ s operations with those of ours, as well as the future success of the combined company’ s operations, will depend, in part, on our ability to retain key employees of Equitable. Although we have entered into a restrictive covenant agreement and an employment agreement with Mr. Spute, the former President and Chief Executive Officer of Equitable, we may not be able to retain Mr. Spute or other key employees for the time period necessary to complete the integration process or beyond. The loss of such employees could adversely affect our ability to successfully conduct our business in the markets in which Equitable operated, which could have an adverse effect on our financial results and the value of our common stock.

Our prospects are dependent upon the validity and implementation of our business plan.

          Our future prospects will be dependent upon whether we realize the anticipated synergies and growth opportunities from successful execution of our business plan. Even if the business plan can be implemented successfully, this may not result in the realization of the expected benefits. Even if these benefits are achieved, they may not be achieved within the near term. In addition, although 1st United Bank has been in operation since April 2000, it has yet to achieve consistent profitability. Before the change-in-control, which occurred in July 2003, 1st United Bank’ s profitability suffered due to a variety of factors, including the quality of its loan portfolio. Since the change-in-control, 1st United Bank’ s profitability has suffered due to the aggressive growth plans of new management, which took control in July 2003. Failure to manage growth effectively in the future could have an adverse effect on the business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy.

We may have difficulties integrating Equitable’ s operations into our own or may fail to realize the anticipated benefits of the merger.

          Our merger with Equitable involves the integration of two companies that have previously operated independently of each other. Successful integration of Equitable’ s operations will depend primarily on our ability to consolidate Equitable’ s operations, systems and procedures into those of ours to eliminate redundancies and costs. We may not be able to integrate the operations without encountering difficulties including, without limitation:

▪	the loss of key employees and customers;

▪	possible inconsistencies in standards, control procedures and policies; and

▪	unexpected problems with costs, operations, personnel, technology or credit.

          In addition, any enhanced earnings or cost savings that we expect to result from the merger, including by reducing costs, improving efficiencies, and cross-marketing, may not be fully realized or may take longer to be realized than expected.

An inadequate allowance for loan losses would reduce our earnings.

          Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, anticipated experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

          As of June 30, 2008, 1st United Bank’ s allowance for loan losses was $4.2 million, which represented approximately 0.96% of its total amount of loans. 1st United Bank had $2.2 million in non-performing loans as of June 30, 2008. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to 1st United Bank’ s non-performing or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to 1st United Bank’ s allowance for loan losses would adversely impact our net income and capital.

We may face risks with respect to future expansion.

          As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We have made acquisitions of financial institutions and may continue to seek whole bank or branch acquisitions in the future. Acquisitions and mergers involve a number of risks, including:

▪	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

▪	the ability to finance an acquisition and possible ownership and economic dilution to existing shareholders;

▪	diversion of management’ s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

▪	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

▪	the risk of loss of key employees and customers.

          We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions, including our acquisition of the branch network, substantially all of the deposits, and much of the loan portfolio of Citrus Bank, may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve financial results comparable to or better than our historical experience.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all.

          We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or for future growth. Such financing may not be available to us on acceptable terms or at all.

We may incur losses if we are unable to successfully manage interest rate risk.

          Our profitability depends to a large extent on 1st United Bank’ s net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and its borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i)more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii)more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

          Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

          If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby reducing our net interest income.

Our loan portfolio is heavily concentrated in mortgage loans secured by properties in South Florida.

          Our interest-earning assets are heavily concentrated in mortgage loans secured by properties located in South Florida. As of June 30, 2008, substantially all of our loans secured by real estate are secured by commercial and residential properties located in Palm Beach and Broward Counties, Florida. The concentration of our loans in this area subjects us to risk that a downturn in the economy or recession in that area could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in South Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer losses if there is a decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

Future economic growth in our Florida market area is likely to be slower compared to previous years.

          The State of Florida’ s population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near term. We have experienced an overall slow down in the origination of residential mortgage loans for sale recently due to the slowing in residential real estate sales activity in our markets. Specifically, in 2007, the inventory of homes for sale in our market area has increased to nearly a three-year supply. A decrease in existing and new home sales decreases lending opportunities and negatively affects our income. We do not anticipate that the housing market will improve in the near-term, and accordingly, this could lead to additional valuation adjustments on our loan portfolios.

1st United Bank and we are subject to extensive governmental regulation.

          1st United Bank and we are subject to extensive governmental regulation. We, as a financial holding company, are regulated primarily by the Federal Reserve. 1st United Bank is a commercial bank chartered by the State of Florida and regulated by the Federal Reserve, the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon us and 1st United Bank. Any such restrictions imposed by federal and state bank regulators could affect the profitability of 1st United Bank and us.

The banking industry is very competitive.

          The banking business is highly competitive and 1st United Bank competes directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. Our long-term success will be dependent on the ability of 1st United Bank to compete successfully with other financial institutions in its service areas.

1st United Bank must comply with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

          Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (OFAC). In order to comply with regulations, guidelines and examination procedures in this area, 1st United Bank has been required to adopt new policies and procedures and to install new systems. If 1st United Bank’ s policies, procedures and systems are deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, 1st United Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans.

Confidential customer information transmitted through 1st United Bank’ s online banking service is vulnerable to security breaches and computer viruses, which could expose 1st United Bank to litigation and adversely affect its reputation and ability to generate deposits.

          1st United Bank provides its clients the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. 1st United Bank’ s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. 1st United Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that 1st United Bank’ s activities or the activities of its clients involve the storage and transmission of confidential information, security breaches and viruses could expose 1st United Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing clients to lose confidence in 1st United Bank’ s systems and could adversely affect its reputation and its ability to generate deposits.

          Risks Related to an Investment in our Common Stock

Limited trading activity for shares of our common stock may contribute to price volatility.

          While our common stock is traded on the Pink Sheets, there has been limited trading activity in our common stock. The average daily trading volume of our common stock since it began trading in April 2008 has been less than 5,000 shares. Due to the limited trading activity of our common stock, relatively small trades may have a significant impact on the price of our common stock.

Future sales of our common stock could further depress the price of our common stock.

          Sales of a substantial number of shares of our common stock in the public market by our shareholders, or the perception that such sales are likely to occur, could cause the market price of our common stock to decline.

          We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, may have on the trading price of our common stock. Future sales of shares of our common stock by our existing shareholders or by us, or the perception that such sales may occur, could adversely affect the market price of shares of our common stock and may make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

Our management will hold a large portion of our common stock.

          Upon closing of this rights offering, assuming the offering is fully subscribed, we anticipate that our directors and executive officers will beneficially own about 2.24 million shares of our common stock, or approximately 26.6%, of our total outstanding shares. As a result, our management, if acting together, may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

          Management may also have interests that differ from yours and may vote in a way that is adverse to your interests. The concentration of ownership may delay, prevent or deter a change-in-control, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including our sale or merger.

          We are registered with the Federal Reserve as a financial holding company under the Gramm-Leach-Bliley Act and are registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the Bank Holding Company Act, and other federal laws subject financial holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

          Provisions of our Articles of Incorporation, bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

          For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareholder action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareowners. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

▪	Supermajority voting requirements to remove a director from office;

▪	Requirement that only directors may fill a Board vacancy;

▪	Requirement that a Special Meeting may be called only by a majority vote of our shareholders;

▪	Provisions regarding the timing and content of shareowner proposals and nominations;

▪	Supermajority voting requirements to amend Articles of Incorporation;

▪	Absence of cumulative voting; and

▪	Inability for shareholders to take action by written consent.

Since the effectiveness of our registration statement filed with the SEC in connection with the merger with Equitable, we have become subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

          As a publicly traded company, we are subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. A failure of our controls and procedures to detect errors or fraud could seriously harm our business and results of operations.

We have not paid cash dividends to our common shareholders and have no plans to pay future cash dividends to our common shareholders.

          We plan to retain earnings to finance future growth and have no current plans to pay cash dividends to our common shareholders. Because we have not paid cash dividends, holders of our common stock will experience a gain on their investment in our common stock only in the case of an appreciation of value of our common stock. You should not expect an appreciation in value.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

          We intend to use the net proceeds from this offering to support anticipated balance sheet growth, which may include, among other things, contributions to the capital of 1st United Bank, for possible acquisitions, and for general corporate purposes, and therefore, our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return from us.

Your shares of common stock will not be an insured deposit.

          The shares of our common stock that you purchase in this offering will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

          Risks Related to the Rights Offering

The future price of the shares of common stock may be less than the $6.50 purchase price per share in the rights offering.

          If you exercise your subscription rights to purchase shares of common stock in the rights offering, you may not be able to sell them later at or above the $6.50 purchase price in the rights offering. The actual market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

          Once you exercise your subscription rights, you may not revoke them. If you exercise your subscription rights and, afterwards, the public trading market price of our shares of common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the Pink Sheets under the symbol “FSDB,” and the closing price for our common stock on the Pink Sheets on July 25, 2008 was $7.90 per share. The market price of our shares of common stock may decline after you exercise your subscription rights. Moreover, once you exercise your subscription rights you may be unable to sell your common stock at a price equal to or greater than the subscription price.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

          Our Board of Directors selected the subscription price. We did not receive a fairness opinion from a financial advisor in determining the price. In determining the subscription price, the Board considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the Board also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this Prospectus, our shares of common stock may trade at prices below the subscription price.

If you do not exercise your subscription rights, your percentage ownership in the Company will be diluted.

          Assuming we sell the full amount of common stock issuable in connection with the rights offering, we will issue approximately 1,800,000 shares. Because our directors intend to purchase shares of our common stock, if you choose not to exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

You may not revoke your exercise of rights and we may terminate the rights offering at any time.

          Once you have exercised your subscription rights, you may not revoke your exercise. We may terminate the rights offering at our discretion prior to the expiration of the rights offering. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest or deduction, as soon as practicable.

The subscription rights are not transferable and there is no market for the subscription rights.

          You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value from your subscription rights.

If you do not act promptly and follow the subscription instructions, we will reject your exercise of subscription rights.

          If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments (including final clearance of any checks) before the expiration of the rights offering at 5:00 p.m., Eastern Time, on September 15, 2008. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering (except when you have timely transmitted the documents under the guaranteed delivery procedures). We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake any action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the shares you buy in the rights offering until you receive your stock certificates or your account is credited with the shares of common stock.

          If you purchase shares of our common stock in the rights offering by submitting a subscription rights certificate and payment, we will mail you a stock certificate as soon as practicable after September 15, 2008, or such later date as to which the rights offering may be extended. If your shares are held by a custodian bank, broker, dealer or other nominee and you purchase shares of our common stock, your account with your nominee will be credited with the shares of common stock you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your stock certificates have been delivered or your account is credited, you may not be able to sell your shares even though the common stock issued in the rights offering may be traded on the Pink Sheets. The stock price may decline between the time you decide to sell your shares and the time you actually do so.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

          We currently anticipate that we will use the net proceeds of the rights offering to improve our regulatory capital position, to invest in 1st United Bank to improve its regulatory capital position, and for general corporate purposes, including possible future acquisition opportunities. Our management may allocate the proceeds among such purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

USE OF PROCEEDS

          Assuming all of the rights in the rights offering are subscribed for, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering, after deducting estimated offering expenses and including any proceeds we receive as a result of the redemption of our Series A Preferred Stock, will be approximately $11.6 million. The net proceeds from this rights offering excludes the amounts received from the sale of our common stock that is payable through the elective redemption of our Series A Preferred Stock because we will not receive any cash for the issuance of those shares of common stock. We plan to use the net proceeds from this offering as follows:

▪	to support anticipated balance sheet growth, including contributions to the capital of 1st United Bank;

▪	for possible future acquisitions; and

▪	for general corporate purposes.

          We have not specifically allocated the amount of net proceeds that will be used for these purposes. We are conducting the offering at this time because we believe that it will allow us to better execute on our growth strategies.

          From time to time in the ordinary course of our business, we evaluate potential acquisition opportunities, some of which may be material. At the present time, we do not have any plans, arrangements or understandings relating to any material acquisition other than the acquisition of the branch network of Citrus Bank that we discuss in this Prospectus. We currently expect that we would seek to acquire similar banks or bank holding companies located within our target market, having a similar community banking philosophy.

          The precise amounts and timing of the application of the net proceeds from this offering depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements in short- and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

          Our common stock has been quoted on the PinkSheets since April 16, 2008 under the symbol “FSDB”. There is a limited trading market for our common stock. For all periods prior to the second quarter of 2008, the table below sets forth the high and low trade prices for our common stock of which its management is aware for the periods indicated. A dash indicates periods during which management was unaware of any trades. Beginning for second quarter of 2008, the following table sets forth the range of high and low bid quotations on the Pink Sheets. These quotations as reported by the PinkSheets reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

          We have never declared a cash dividend on our common stock. As of the record date, our common stock was held by approximately 550 shareholders of record.

	High	Low

2006
First Quarter	$14.50	$13.50
Second Quarter	—	—
Third Quarter	17.00	17.00
Fourth Quarter	13.50	13.50

2007
First Quarter	$14.50	$14.50
Second Quarter	14.50	14.50
Third Quarter	14.50	14.50
Fourth Quarter	—	—

2008
First Quarter	$14.50	$14.50
Second Quarter	11.25	6.25

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
DISCLOSURE

         None.

OUR DIVIDEND POLICY

          Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock in the past and we currently do not intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

          For a foreseeable period of time, our principal source of cash revenues will be dividends paid by 1st United Bank to Bancorp with respect to its common stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See the sections of this Prospectus captioned “REGULATORY CONSIDERATIONS - The Company - Capital; Dividends; Source of Strength” and “REGULATORY CONSIDERATIONS - 1st United Bank - Dividends.”

          The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of 1st United Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

CAPITALIZATION

          The following table sets forth our unaudited consolidated capitalization as of June 30, 2008 and our pro forma consolidated capitalization after giving effect to the sale of 400,000 and 1,800,000 shares of our common stock at the subscription price of $6.50 and to the receipt of net proceeds after deducting the estimated offering expenses in the amount of $128.230 after the rights offering. This table should be read in conjunction with “Summary Consolidated Financial Information” and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this Prospectus.

Dollars in thousands (unaudited)

	As of June 30, 2008	Pro Forma as Adjusted (1)	Minimum as Adjusted (1)(2)	Maximum as Adjusted (1)(2)

Long-Term Borrowings:
Subordinated Bank Debentures, Net of Cost	$0	$4,965	$4,965	$4,965

Total Long-Term Borrowings	0	4,965	4,965	4,965

Shareholders’ Equity:
Series A Non-Cumulative Perpetual Preferred Stock, no par value, 750,000 share authorized, 660,00 shares issued and outstanding	6,543	6,543	4,943 (4)	4,943 (4)
Preferred Stock, undesignated, 4,250,000 shares authorized, none issued	—	—	—	—

Common Stock, $0.01 par value, 15,000,000 shares authorized 6,622,375 shares issued and outstanding; 7,158,739 shares issued and outstanding, as adjusted, for the minimum offering; 8,558,739 shares issued and outstanding, as adjusted, for the maximum offering	66	68	72	86
Additional Paid-in Capital	92,307	93,395	95,863	104,949
Accumulated Deficit	(11,184)	(11,184)	(11,184)	(11,184)
Accumulated Other Comprehensive Income	95	95	95	95

Total Shareholders’ Equity	87,827	88,917	89,789	98,889

Total Capitalization	$87,827	$93,882	$94,754	$103,854

Common Per Share Data:
Outstanding Shares	6,622,375	6,758,739	7,158,739	8,558,739
Book Value	$12.27	$12.19	$11.85	$10.98
Tangible Book Value	$6.43	$6.02	$6.03	$6.11

Regulatory Capital Ratios:
Leverage Ratio	8.64%	7.68%	7.84%	9.43%
Tier I Risk-Based Capital Ratio	10.25	8.87	9.05%	10.88%
Total Risk-Based Capital Ratio	11.20	10.73	10.90%	12.74%

(1)

The pro forma gives effect to the $5 million unsecured Subordinated Capital Notes issued on July 7, 2008 and the $500,000 drawn on a $5 million revolving line of credit entered into on the same date. The pro forma also gives effect to the 136,364 shares of Common Stock (estimated issue price of $8 per share) to be issued for the acquisition of certain assets and liabilities of Citrus Bank, N.A. as well as the related goodwill and core deposit intangible which is anticipated to be approximately $3 million.

(2)	Assumes the minimum shares of 400,000 are issued at $6.50 per share, net of costs of approximately $128,230.

(3)	Assumes the maximum shares of 1,800,000 are issued at $6.50 per share, net of costs of approximately $128,230.

(4)	Represents $1,600,000 of Series A Preferred Stock that we believe that our directors will elect to request that we redeem.

BUSINESS

Our Company

          We are a financial holding company headquartered in Boca Raton, Florida. Our operations commenced on April 20, 2000 under the names Advantage Bankshares, Inc. and Advantage Bank with a completely different management team and Board of Directors. By April 2002, following two years of troubled operations and continued losses, Advantage Bankshares was asked to correct its unsatisfactory examination results. As part of its effort to correct these examination results, Advantage Bankshares entered into an agreement, dated April 9, 2003, with 1st United, L.L.C, a company owned and controlled by our current executive officers, Messrs. Orlando, Schupp, and Marino. Pursuant to that agreement, Messrs. Orlando, Schupp, and Marino agreed to raise a minimum of $7 million in new capital and facilitate a change-in-control of Advantage Bankshares. As of July 18, 2003, Messrs. Orlando, Schupp, and Marino had raised approximately $10 million in Class A Common Stock, and the change-in-control transaction was completed.

          On July 22, 2003, the names of Advantage Bankshares and Advantage Bank were changed to 1st United Bancorp, Inc. and 1st United Bank, respectively. On December 9, 2003, 1st United Bank became a member of the Federal Reserve system.

          As part of the change-in-control transaction, the shares of Advantage Bankshares held by its original shareholders immediately before the change-in-control were converted into shares of our Class B common stock. These shares of Class B common stock had the right to receive a special stock dividend two years following the change-in-control transaction based on the resolution of certain identified issues such as the determination of the potential loss of certain assets. As part of the change-in-control agreement, 30 days after the special stock dividend was issued, all of the then-outstanding shares of both Class B common stock and Class A common stock would automatically convert into shares of a single series of our common stock.

          Immediately after the change-in-control transaction, changes were made to our senior management team, Board of Directors, and the overall business plan.

          On April 7, 2004, we acquired all of the common stock of First Western Bank. First Western Bank was a one-branch bank located in Cooper City, Florida with assets of approximately $36.0 million, deposits of approximately $27.0 million and loans of approximately $16.0 million. The purchase price for First Western Bank was approximately $6.6 million, which was paid in cash and resulted in goodwill of approximately $4.5 million. The transaction was accounted for under the purchase method of accounting.

          On July 19, 2005, we issued a special stock dividend of 105,196 shares of Class B common stock. As a result, effective August 19, 2005, all of the outstanding Class A and Class B common stock automatically converted into shares of a single series of our common stock. Also effective August 19, 2005, we implemented a 1-for-10 reverse stock split. As a result of the reverse stock split, each 10 shares of common stock outstanding were converted into one share of common stock. The par value of $0.01 per share remained the same. All historical per share information has been adjusted to reflect the reverse stock split.

          On February 29, 2008, we completed the merger with Equitable for an aggregate purchase price of $55.6 million comprised of approximately $27.6 million in cash and 1,928,610 shares of our common stock. Equitable conducted its primary operations through its wholly-owned subsidiary, Equitable Bank, which was chartered under the laws of the State of Florida in 1987, had its headquarters in Fort Lauderdale, Florida, and had five banking offices in Broward and Miami-Dade Counties, Florida. On the effective date of the merger, we merged our operations with Equitable’s operations. Based on the consideration mix elected by Equitable shareholders, immediately following the merger, former Equitable shareholders owned approximately 29% of our common stock.

          Our merger with Equitable is consistent with our plans to enhance our footprint and competitive position while effectively serving as a means of implementing and accelerating our growth strategy and objectives. Not only does the merger expand our current operations in Broward County, but also provides for expansion into a new and desirable market in northern Miami-Dade County. Given Equitable’s similar community banking orientation and complimentary business model to us, we believe that the combined company is well-positioned to deliver superior customer service, achieve stronger financial performance, and enhance shareholder value.

          On April 3, 2008, we announced that 1st United Bank executed a Purchase and Assumption Agreement whereby 1st United Bank will acquire the branch network, substantially all of the deposits, and much of the loan portfolio of Citrus Bank, N.A., headquartered in Vero Beach, Florida. The branch network includes offices in Vero Beach, Sebastian, Barefoot Bay, Boca Raton, North Miami Beach, and Coral Gables; however, upon closing of the transaction, which is expected in the third quarter of 2008, 1st United Bank will close Citrus Bank’s Boca Raton, North Miami Beach, and Coral Gables branches. Thus, we will have a network of 14 branches, including our existing four branches in Palm Beach County, six branches in Broward County, and one branch in northern Miami-Dade County.

          We provide a range of consumer and commercial banking services to individuals, businesses and industries. Those basic services include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail, courier service, internet banking and the full range of consumer loans, both collateralized and uncollateralized. In addition, we make secured and unsecured commercial and real estate loans and issue stand-by letters of credit. We provide debit cards and are a member of the Maestro, Cirrus and Pulse ATM networks, thereby permitting our customers to utilize the convenience of our ATMs and Maestro, Cirrus and Pulse member machines both nationwide and internationally. We are a preferred lender of the Small Business Administration program.

          We follow a business plan that emphasizes the delivery of commercial banking services to businesses and individuals in our geographic market who desire a high level of personalized service. The business plan includes business banking, professional market services, real estate lending and private banking, as well as full community banking products and services. The business plan also provides for an emphasis on our Small Business Administration lending program, as well as on small business lending. We focus on the building of a balanced loan and deposit portfolio with an emphasis on low cost liabilities and variable rate loans.

Mission Statement

          Our mission is to:

▪	Be the premier financial institution in the markets in which we do business, always operating with the highest legal, moral and ethical standards.

▪	Create and deliver quality financial products and services to our customers in a professional, efficient and friendly manner, making sure to remember that our customers are our most important asset.

▪	Maintain an experienced, dedicated, people-oriented staff and provide a stimulating and challenging work environment that encourages, develops and rewards excellence in a non-discriminating manner.

▪

Diligently serve the banking needs of all facets of our community including low and middle-income families and minority-owned businesses with integrity, honor and pride. We participate actively and financially in the communities we serve.

▪	Maintain as our first priority our safety and soundness in order to protect our customer deposits and shareholder investments; and

▪	Through uncompromising dedication and commitment to all of the above, achieve consistently superior financial performance, which creates value for our shareholders.

Business Strategy

          Our business strategy is to meaningfully differentiate ourselves from larger competitors by focusing on and understanding the individualized banking needs of the businesses, professionals and other residents of the local communities surrounding our banking centers. We believe that this focus allows us to be more responsive to our customers’ needs and provide a high level of personal service. As a locally-owned and managed institution with strong ties to the community, our core customers are primarily comprised of small- to medium-sized businesses, professionals and community organizations that prefer to build a banking relationship with a community bank that offers high quality, competitively priced banking products and services. Because of our identity and origin as a locally owned and operated bank, we believe that our level of personal service provides a competitive advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside of the local communities.

          A key aspect of our current business strategy is to foster a community-oriented culture where our customers and employees establish long-standing and mutually beneficial relationships. We believe that with our focus on community banking needs and customer service, together with a comprehensive suite of deposit and loan products typically found at larger banks, a highly experienced management team and strategically located branch offices, we are well-positioned to be a strong competitor within our market area. The following are important elements of our business strategy:

          Capitalize on an experienced management team with significant market ties.

          An integral element of our market strategy is to capitalize and leverage the prior experience of our sophisticated management team, consisting of Messrs. Orlando, Schupp, Marino, Spute, Jacobson, and Ostermayer. Our management team has extensive South Florida banking experience as well as valuable community and business relationships in our core markets. In addition to our management team, we have attracted a number of other experienced bankers to help build and support our growth. An essential component of our ongoing strategy is to attract high quality, experienced bankers with long track records of serving our target clientele in the local banking markets. We believe that having an extensive knowledge of the demographics, economics and residents of the local communities facilitates our efforts in gathering and retaining low-cost deposits and in making sound credit decisions.

          Focus on core customers and provide superior, relationship-based customer services

          We focus our customer service efforts on relationship banking, personalized service, direct customer contact and the ability to make credit and other business decisions locally. It is our objective to build a core customer base through advertising and marketing efforts, employee solicitation efforts, and recommendations from customers, directors, officers, shareholders and other individuals who prefer to conduct their banking business with a community bank. Our board of directors and management team focus their efforts to offer more personalized banking services than our customers would receive at larger banks, while emphasizing current technology applications. This includes a focus on specialized services for the small business and professional, personal contact with our officers, directors and employees and, above all, the development of a deep customer relationship.

          Maintain strong asset quality

          Although we place a significant emphasis on commercial lending, we strive to maintain a high-quality loan portfolio and, since the change-in-control in 2003, have consistently maintained the quality of our assets. This is as a result of conservative underwriting standards, prudent loan approval authority levels and procedures, experienced loan officers with an intimate knowledge of the local markets and diligent monitoring of the loan portfolio. At June 30, 2008, our non-accrual loans as a percentage of total loans was 0.48%.

          Continue to grow core deposit base

The primary source of funding for our asset growth has been the generation of a stable base of core deposits resulting from a combination of competitive pricing and extensive commercial relationships in the local markets coupled with expansion of our branch system. Our strategy is to have a mix of core deposits that favor non-interest bearing deposits in the range of 15.0% to 25.0% of total deposits. At June 30, 2008, non-interest bearing deposits comprised 24.2% of our total deposits.

Growth Strategies

          We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our core markets. We believe that the demographics and growth characteristics within the communities we serve will provide significant opportunities in which to leverage our core competencies and enhance our business. Specifically, our growth strategy includes:

          Selective growth organically or through acquisition

          We embrace a strategy of growth that requires an ability to achieve our objectives through a combination of organic growth and strategic growth through selective bank and branch acquisitions. To date, we have successfully embraced both growth strategies and have consummated two whole bank acquisitions while entering two other markets through de novo branching. In 2004, we acquired First Western Bank located in Cooper City (western Broward County) and have successfully completed its integration into our operations. In addition, we recently completed the merger with Equitable, which had total assets of approximately $191 million and will provide us with an enhanced operating platform. Finally, in April 2008, we announced our acquisition of the branch network of Citrus Bank, which is expected to close in the third quarter of 2008. In the past, lofty bank acquisition pricing levels have caused us to use de novo branching in order to achieve growth objectives consistent with the business plan while remaining vigilant of bank acquisition opportunities. Messrs. Marino, Orlando and Schupp have extensive merger and acquisition experience (combined they have been part of over 30 merger and acquisition transactions) and, therefore, despite the fluid nature of acquisitions within business cycles, we remain open to these growth opportunities when economically advantageous as a means of expanding the business. As a result of our pending acquisition of the branch network of Citrus Bank, we have made a commitment to the Federal Reserve that neither the Company nor 1st United Bank will enter into an agreement to merge with or acquire another bank branch, or company, unless the transaction is entirely funded with common equity, until 1st United Bank has reported four consecutive quarters of positive earnings.

          Expand market presence in the principal markets served

          We believe that our principal markets will continue to be the small-to-medium-sized businesses within our primary service area and throughout the counties served. Overall growth in residential and commercial activity in the primary service area and surrounding areas creates opportunities for us to establish new banking relationships with the individuals and businesses associated with such growth. Because our directors and management team have established reputations and banking relationships in the local community, they actively promote 1st United Bank within the relevant markets as part of the objective to expand market presence.

          Capitalize on consolidation in our market area

          Consolidation of community banks within the primary service area has created opportunities to attract experienced personnel and establish relationships with customers who desire to conduct business with a locally-managed institution. The South Florida banking market is currently characterized by the dominance of large out-of-state banking organizations that entered the state primarily through acquisition. We believe that the consolidation has reduced the levels of personalized service and, for the most part, the out-of-state banking organizations that dominate the banking landscape in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. Given our reputation and distinct community identity within the market area coupled with the range of banking products offered, we believe that we are well-positioned to capitalize on the increasing dissatisfaction among customers of these larger institutions.

Market Area

          We conduct business through eleven banking offices located in Palm Beach (4), Broward (6) and Miami-Dade (1) counties. Upon the closing of the acquisition of the branch network of Citrus Bank, we will also have two offices in Indian River County and one office in Brevard County. We target small- and medium-sized businesses as well as individuals located in the primary service area throughout the counties served. We believe that these segments are the most under-served by local branches of regional and super-regional financial institutions. Furthermore, we believe that a local institution focused on quality service and managed by local community bankers can better serve the banking needs of the small and medium-sized business and relationship-oriented consumer.

          We operate in what the directors and management believe are some of the most attractive markets in Florida. These markets have historically experienced rapid population growth and enjoy high per capita income. According to data reported by SNL Financial LC, the population of Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties from 2000 to 2007 grew by 10.99%, 17.69%, 9.81%, 25.23%, and 17.03%, respectively, compared to the national population growth of 8.86%. According to data reported by SNL Financial LC, these counties are projected to grow by 6.15%, 11.58%, 5.93%, 17.64%, and 11.84%, respectively, from 2007 to 2012, compared to 6.26% nationally.

          Our markets have also enjoyed significant growth in median household incomes. According to data reported by SNL Financial LC, in 2007, the median household income for Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties were $53,418, $56,863, $45,328, $47,144, and $50,329, respectively, compared to the national median of $53,154. This represents a growth rate from 2000 to 2007 of 27.51%, 26.19%, 25.93%, 24.00%, and 25.50%, respectively, compared to the national growth rate of 26.06%. According to data reported by SNL Financial LC, median household income in Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties are expected to grow by 19.35%, 17.87%, 16.64%, 17.69%, and 17.85%, respectively, from 2007 to 2012.

          Our market area represents a significant banking market within the state of Florida. As of June 30, 2007, according to data provided by the FDIC, Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties had a total of $160.5 billion of bank and thrift deposits. This represents approximately 43% of the deposits in the state of Florida. We believe that we are well-positioned to capitalize on the opportunities that the marketplace, our expertise and customer base affords. The level of consolidation activity among banks in Florida, as well as the primary service area, provides additional growth prospects through both increasing our market penetration and expanding our market presence.

Competition

          Commercial banking in Florida, including our market, is highly competitive, due in large part to Florida’s profile of high population growth and wealth. As a result, Florida enjoys a vital and growing base of commercial banks. Our market contains not only a strong base of community banks, but also significant numbers of the country’s largest commercial and wealth management/trust banks.

          According to data provided by the FDIC, Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties were served by 62, 66, 75, 17, and 21 insured financial institutions, respectively, operating a total of 458, 499, 626, 59, and 140 retail branches, respectively, as of June 30, 2007, the latest date for which data was available. At June 30, 2007, 1st United had a market share on a pro forma basis of 0.48%, 0.49%, 0.10%, 1.60%, and 0.32% in Broward, Palm Beach, Miami-Dade, Indian River, and Brevard counties, respectively. We do not believe our business to be cyclical or seasonal in nature.

          Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our larger competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can.

          Our largest competitors in the market include Bank of America, Wachovia, AmTrust Financial Corporation, National City Corporation, Washington Mutual, Citigroup, and Regions Financial, and these institutions capture the majority of the deposits. We believe that community banks can compete successfully by providing personalized service and making timely, local decisions and thus draw business away from larger institutions in the market. We also believe that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger. In addition, we believe that the continued growth of our banking markets affords us an opportunity to capture new deposits from new residents.

Lending Activity

          We have adopted the strategy of presenting a robust and diverse series of lending channels and a suite of loan and loan-related products normally associated with large banks. While this strategy demands an investment in experienced personnel and enabling systems, it distinguishes us from competing community bank lending operations. We intend to continue to provide for the financing needs of the community we serve by offering a variety of loans including:

▪

commercial loans, which will include collateralized loans for working capital (including inventory and receivables), business expansion (including real estate acquisitions and improvements), and purchase of equipment and machinery;

▪	small business loans, including SBA lending;

▪	residential real estate loans to enable borrowers to purchase, refinance, construct upon or improve real property, and home equity loans; and

▪	consumer loans, including collateralized and uncollateralized loans for financing automobiles, boats, home improvements, and personal investments.

          We follow a conservative lending policy, but one that permits prudent risks to assist consumers and businesses in our market area. We have no subprime loans. We acquire and sell loan participations from and to other banks. We also purchase mortgage-backed securities and collateralized mortgage obligations, and originate and purchase fixed-rate mortgages for which funding may be matched when desirable. Loan-related interest rates will vary depending on our cost of funds, the loan maturity, and the degree of risk. We are expected to meet the credit needs of customers while allowing prudent liquidity through our investment portfolio. We expect this positive, community-oriented lending philosophy to translate into a sustainable volume of quality loans into the foreseeable future.

          We also help enhance loan quality by staffing with experienced, well-trained lending officers capable of soliciting loan business. Our lending officers, as well as our credit officers and loan committees, also recognize and appreciate the importance of exercising care and good judgment in underwriting loans, which promotes our safety and profitability.

          Real Estate Loans

               Real Estate Loans - Commercial

          Through our Business Banking division and SBA division, our commercial real estate loan portfolio includes loans secured by office buildings, warehouses, retail stores and other properties, which are primarily located in or near our market. Commercial real estate loans are generally originated in amounts up to 75% of the appraised value of the property securing the loan. In determining whether to originate or purchase multi-family or commercial real estate loans, we consider such factors as the financial condition of the borrower and the debt service coverage of the property and related borrowing entities.

          Appraisals on properties securing commercial real estate loans originated by us are performed by an independent appraiser at the time the loan is made. In addition, our underwriting procedures generally require verification of the borrower’s credit history, income and financial condition, banking relationships, references and income projections for the property. We generally obtain personal guarantees for our commercial real estate loans.

               Real Estate Loans – Residential

          We originate a mix of fixed rate and adjustable rate mortgages. Lending officers contact local builders, realtors, government officials, community leaders and other groups to determine the residential credit needs of the communities we service.

          We primarily offer adjustable rate mortgages, which are commonly referred to as ARMs, and maintain these ARMs in our portfolio or sell the ARMs in the secondary market. The ability to retain ARMs in the portfolio will also from time to time allow us the opportunity to originate loans to borrowers who may not meet the underwriting criteria of strict secondary market standards but are still reasonable credit risks. We also originate fixed rate loans from within our primary service area. The majority of fixed rate loans are sold in the secondary mortgage market.

          Our ARMs generally have interest rates that adjust annually at a margin over the weekly average yield on U.S. Treasury securities published by the Federal Reserve, adjusted to a constant maturity of one year. The maximum interest rate adjustment of our ARMs are generally 2% annually and 6% over the life of the loan, above or below the initial rate on the loan.

          We embrace written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered for origination or purchase. Our board of directors reviews and approves these underwriting standards annually. Our underwriting standards for residential mortgage loans generally conform to standards established by Fannie Mae and the Freddie Mac. Our underwriters and secondary market buyers obtain or review each loan application to determine the borrower’s ability to repay, and confirm the significant information through the use of credit reports, financial statements, employment and other verifications.

          When originating a real estate mortgage loan, we obtain a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and the appraisal will be reviewed by one of the underwriters. Borrowers are required to obtain casualty insurance and, if applicable, flood insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law.

          We require that a survey be conducted and title insurance be obtained, insuring the priority of our mortgage lien. Pursuant to our underwriting standards, we generally require private mortgage insurance policies on newly originated mortgage loans with loan-to-value ratios greater than 80%. Underwriters review all loans to ensure that guidelines are met or that waivers are obtained in limited situations where offsetting factors exist.

               Residential Real Estate Loans – Construction

          Through our Builder Banking and Residential Lending division, we originate real estate construction loans to individuals for the construction of their residences, as well as to builders and real estate developers for the construction of one-to-four family residences and commercial and multi-family real estate. Many of the residential construction loans will be made to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. We generally offer construction loans on the same basis as other residential real estate loans.

          Construction loans to individuals for their residences may be, but are not required to be, structured to be converted to permanent loans with us at the end of the construction phase. These residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. Our construction loans typically have terms of up to nine months and have rates higher than permanent one-to-four family loans offered by us. During the construction phase, the borrower generally pays interest only. Generally, the maximum loan-to-value ratio of owner-occupied, single-family construction loans is 75% to 80%.

          In select situations where we have a relationship with the builder/contractor, we originate residential construction contractor loans to finance the construction of speculative, model, and pre-sold single-family dwellings.

          We, from time to time, make construction loans on commercial real estate projects secured by industrial properties, small office buildings, medical facilities or other property. These loans will generally be structured to be converted to permanent loans at the end of the construction phase. These construction loans generally have rates and terms, which match any permanent commercial real estate loan then offered by us, except that during the construction phase, the borrower may pay interest only.

          Consumer Loans

          We originate consumer loans bearing both fixed and prime-based interest rates. We originate our loans directly through one of our branches.

          We focus our consumer lending on the origination of direct second mortgage loans and home equity loans (secured by a junior lien on residential real property), and home improvement loans. These loans are typically based on a maximum 80% to 90% loan-to-value ratio. Second mortgage and home improvement loans generally will originate on either a line of credit or a fixed term basis ranging from 5 to 15 years. We also extend personal loans, which may be secured by various forms of collateral, both real and personal, or to a minimal extent, may be made on an unsecured basis.

          Loan Administration and Underwriting

          Through our Credit Administration division, we use our loan origination underwriting procedures to assess both the borrower’s ability to make principal and interest payments and the value of the collateral securing the loan. Our Credit Administration division is responsible for a battery of management and board risk management monitoring and for reporting to various management and board committees. Given our emphasis on business purpose lending, our loans may be viewed as involving a higher degree of credit risk than is the case with banks that might focus on long-term residential mortgage loans, where greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines for loan underwriting standards and risk assessment, procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

          Our Board of Directors has approved set levels of lending authority to the Management Loan Committee, as well as certain loan officers based on the experience of the loan officer, the proposed use of proceeds, and the secured or unsecured status of a loan. All use of delegated loan authorities are preceded by a determination of the worthiness of the loan request by the Credit Administration division. Typically, the Management Loan Committee reviews loan requests and if a particular request exceeds the loan authority limits delegated to this committee, these requests, if approved, are presented to 1st United Bank’s Board Loan Committee for final approval.

          Before and after loan closing, our loan operations personnel review all loans for adequacy of documentation and compliance with regulatory requirements. At least annually, our loan review personnel analyze loans over certain size thresholds, problem loans and loans with certain loan quality ratings to ensure that appropriate quality ratings are assigned and ultimately to assist in determining the adequacy of the allowance for loan losses.

          Commercial Loans

          Through our Business Banking and SBA divisions, we focus on the target commercial loan market comprised of small- to medium-sized businesses with combined borrowing needs up to $10.0 million. These businesses include professional associations (physicians, law firms, and accountants), medical services, retail trade, construction, wholesale trade, manufacturing and tourism-related service industries.

          Our commercial loans are primarily derived from our market area and underwritten on the basis of the borrowers’ ability to service such debt from recurring income. As a general practice, we will take as collateral a security interest in any available real estate, equipment, or other asset, although such loans may also be made on an uncollateralized basis. Short-term assets primarily secure collateralized working capital loans, whereas long-term assets primarily collateralize term loans.

          In certain situations, we use various loan programs sponsored by the SBA. Properly utilized, SBA loans can help to reduce our loan portfolio risk and can provide us with non-interest income.

          Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income, and which are collateralized by real property which value tends to be easily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of the business and generally require personal guarantees from the principals and are collateralized by business assets, such as accounts receivable, equipment and inventory.

Investment Activity

          The primary objectives of our investment portfolio is to earn an acceptable rate of return through investments with a mixture of maturities and compositions, meet liquidity requirements, and mitigate interest rate sensitivity. We attempt to accomplish this by matching, to the greatest extent possible, the maturity of assets with liabilities.

          We invest primarily in U.S. Treasury and agency obligations guaranteed as to principal and interest. We enter into federal funds transactions with our principal correspondent banks.

Deposits

          We maintain and enhance a full range of deposit accounts to meet the needs of the residents and businesses in our primary service area. Products include an array of checking account programs for individuals and small businesses, including money market accounts, certificates of deposit, IRA accounts, and sweep investment capabilities. We seek to make our services convenient to the community by offering 24-hour ATM access at some of our facilities, access to other ATM networks available at other local financial institutions and retail establishments, and telephone banking services to include account inquiry and balance transfers. We also take advantage of the use of technology by allowing our customers banking access via the Internet and various advanced systems for cash management for our business customers. The rapid decline in the price of technology is now allowing smaller banks the ability to offer many of the sophisticated products previously only available to customers of large banks. It is our strategy to have a mix of core deposits, which favors non-interest bearing deposits in the range of 15% to 25% of total deposits with time deposits comprising 50% or less of total core deposits. This strategy, to be successful, requires high levels of relationship banking supported by strong distribution and product strategies.

Marketing and Distribution

          In order to market our deposit products, we use local print advertising and provide sales incentives for our employees and offer special events to generate customer traffic.

          Our Board of Directors and management team realize the importance of forging partnerships within the community as a method of expanding our customer base and serving the needs of our community. In this regard, we are an active participant in various community activities and organizations. Participation in such events and organizations allows management to determine what additional products and services are needed in our community as well as assisting in our efforts to determine credit needs in accordance with the Community Reinvestment Act.

Employees

          As of June 30, 2008, we employed 130 full-time employees and 18 part-time employees. The employees are not represented by a collective bargaining unit. We consider relations with employees to be good.

Properties

          We currently operate 11 full service banking centers in South Florida, which includes our principal office in Boca Raton, Florida. In addition, we have an Executive/Operations Center in West Palm Beach, Florida. All properties are leased. The following table sets forth our banking centers, date opened and the approximate total deposits, as of June 30, 2008:

Office Name	Date Opened/Acquired	Total Deposits at June 30, 2008 (in thousands)

Boca Raton (Principal Office)	December 2003	$109,387
North Palm Beach Banking Center	April 2000	38,230
Cooper City Banking Center	April 2004	28,813
West Palm Beach Banking Center	May 2004	21,494
Palm Beach Banking Center	January 2006	21,973
Coral Springs Banking Center	August 2007	6,844
Hollywood Banking Center	September 2007	2,372
Ft. Lauderdale Banking Center	February 1987 (1)	65,238
North Miami Banking Center	June 1992 (1)	48,990
Plantation Banking Center	November 1994 (1)	14,471
Coral Ridge Banking Center	November 2004 (1)	39,757

(1)	Represents the original open date of the former Equitable Bank Banking Center. Effective with the merger on February 29, 2008, these banking centers became 1st United Bank offices.

Legal Proceedings

          We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The following management’s discussion and analysis provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The analysis is divided into subsections entitled “Business Overview,” “Financial Condition,” “Results of Operations,” “Quarterly Financial Results,” “Liquidity,” “Asset Liability Management,” “Off-Balance Sheet Arrangements,” and “Accounting Policies.” The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2007 compares with prior years. In addition, we have filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q, which contain our updated financial results through June 30, 2008 as well as updated management’s discussion and analysis.

Business Overview

          We are a financial holding company headquartered in Boca Raton, Florida. Our operations commenced on April 20, 2000 under the names Advantage Bankshares, Inc. and Advantage Bank, with a completely different management team and Board of Directors. By April 2002, following two years of troubled operations and continued losses, Advantage Bankshares was asked to correct its unsatisfactory examination results. As part of its effort to correct these examination results, Advantage Bankshares entered into an agreement, dated April 9, 2003, with 1st United, L.L.C, a company owned and controlled by our current executive officers, Messrs. Orlando, Schupp, and Marino. Pursuant to that agreement, Messrs. Orlando, Schupp, and Marino agreed to raise a minimum of $7 million in new capital and facilitate a change-in-control of Advantage Bankshares. As of July 18, 2003, Messrs. Orlando, Schupp, and Marino had raised approximately $10 million in Class A Common Stock, and the change-in-control transaction was completed. Immediately after the change-in-control transaction, changes were made to our senior management team, board of directors, and the overall business plan. Since the change-in-control to June 30, 2008, we have experienced strong growth and increasing profitability through a combination of internal growth, de novo branching and acquisitions.

          On February 29, 2008, we completed the merger with Equitable for an aggregate purchase price of $55.6 million comprised of approximately $27.6 million in cash and 1,928,610 shares of our common stock. Equitable conducted its primary operations through its wholly-owned subsidiary, Equitable Bank, which was chartered under the laws of the State of Florida in 1987, had its headquarters in Fort Lauderdale, Florida, and had five banking offices in Broward and Miami-Dade Counties, Florida. On the effective date of the merger, we merged our operations with Equitable’s operations.

          Our merger with Equitable is consistent with our plans to enhance our footprint and competitive position while effectively serving as a means of implementing and accelerating our growth strategy and objectives. Not only does the merger expand our current operations in Broward County, but it also provides for expansion into a new and desirable market in northern Miami-Dade County. Given Equitable’s similar community banking orientation and complimentary business model to us, we believe that the combined company is well-positioned to deliver superior customer service, achieve stronger financial performance, and enhance shareholder value.

          On April 3, 2008, we announced that 1st United Bank executed a Purchase and Assumption Agreement whereby 1st United Bank will acquire the branch network, substantially all of the deposits, and selected loans of Citrus Bank, N.A., headquartered in Vero Beach, Florida. 1st United Bank anticipates assuming $93 million in deposits and $49 million in loans. The branch network includes offices in Vero Beach, Sebastian, Barefoot Bay, Boca Raton, North Miami Beach, and Coral Gables; however, upon closing of the transaction, which is expected in the third quarter of 2008, 1st United Bank will close Citrus Bank’s Boca Raton, North Miami Beach, and Coral Gables branches. Thus, we will have a network of 14 branches, including our existing four branches in Palm Beach County, six branches in Broward County, and one branch in northern Miami-Dade County.

          We follow a business plan that emphasizes the delivery of commercial banking services to businesses and individuals in our geographic market who desire a high level of personalized service. The business plan includes business banking, professional market services, real estate lending and private banking, as well as full community banking products and services. The business plan also provides for an emphasis on our Small Business Administration lending program, as well as on small business lending. We focus on the building of a balanced loan and deposit portfolio, with emphasis on low cost liabilities and variable rate loans.

          As is the case with banking institutions generally, our operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. We face strong competition in the attraction of deposits (our primary source of lendable funds) and in the origination of loans. See “BUSINESS-Competition.”

           At June 30, 2008, we had total assets of $563.5 million, net total loans of $436.2 million, deposits of $397.6 million, and shareholders’ equity of $87.8 million. Our principal executive offices are located at One North Federal Highway, Boca Raton, Florida 33432. The telephone number at that office is (561) 362-3400.

Financial Condition

          Capital Resources

          The following table summarizes the changes in our shareholders’ equity for the periods indicated:

	Year ended December 31,

(Dollars in thousands)	2007	2006	2005	2004	2003

Balance at beginning of period	$50,912	$39,693	$25,101	$8,863	$4,270
Sale/(repurchase) of common stock	(474)	10,790	15,639	19,896	9,336
Exercise of options	51	110	23	—	—
Stock based compensation expense	34	25	—	—	—
Net income (loss)	3,393	65	(555)	(3,635)	(4,675)
Change in unrealized gains (losses) on available for sale securities	582	229	(515)	(23)	(68)

Balance at end of period	$54,498	$50,912	$39,693	$25,101	$8,863

          During the second and third quarters of 2007, we repurchased 32,703 shares of common stock for a total of $474,000.

          The federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At December 31, 2007, 1st United Bank met the capital ratios of a “well capitalized” financial institution with a total risk-based capital ratio of 11.59%, a Tier 1 risk-based capital ratio of 10.93%, and a Tier 1 leverage ratio of 9.69%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” the banking regulatory agencies have the right to appoint a receiver or conservator.

	Well Capitalized Regulatory Requirement
		December 31,

		2007	2006	2005	2004	2003

Total capital to risk-weighted assets	10.00%	11.59%	12.80%	14.34%	11.31%	18.57%
Tier I capital to risk-weighted assets	6.00%	10.93%	12.05%	13.46%	10.13%	17.30%
Tier I capital to total average assets	5.00%	9.69%	11.03%	12.35%	8.37%	12.97%

          Lending Activities

          A significant source of our income is the interest earned on our loan portfolio. At December 31, 2007, our total assets were $375.8 million and our net loans were $283.4 million or 75.4% of total assets. At December 31, 2006, our total assets were $332.2 million and our net loans were $252.7 million or 76.0% of total assets. At December 31, 2005, our total assets were $246.6 million and our net loans were $188.9 million or 76.6% of total assets. At December 31, 2004, our total assets were $143.2 million and our net loans were $88.2 million or 61.6% of total assets. At December 31, 2003, our total assets were $66.8 million and our net loans were $38.6 million or 57.7% of total assets. The increase in net loans from December 31, 2006 to December 31, 2007 was $30.7 million or 12.1%. Compared to the prior two years, the growth rate of the loan portfolio has slowed. This is generally a result of an overall slowdown in commercial loan production in the markets serviced by 1st United Bank, as well as an increased level of commercial loan payoffs. The increase in net loans from December 31, 2005 to December 31, 2006, and from December 31, 2004 to December 31, 2005 was $63.8 million or 33.8%, and $100.7 million or 114.2%, respectively. This growth resulted from very strong real estate and business markets during this period in the areas serviced by 1st United Bank. The increase in net loans from December 31, 2003 to December 31, 2004, was $49.6 million or 128.87%.

          At December 31, 2007, 2006, 2005, 2004 and 2003, the composition of our loan portfolio was as follows:

	Year ended December 31,

	2007		2006		2005		2004		2003

(Dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total

Commercial	$57,574	20%	$50,361	20%	$39,833	21%	$22,062	25%	$12,728	32%
Residential real estate	51,663	18%	40,930	16%	35,136	18%	11,631	13%	2,371	6%
Commercial real estate	114,424	40%	87,098	34%	46,830	25%	37,542	42%	18,970	48%
Construction	56,603	20%	72,824	29%	60,997	32%	15,509	17%	4,589	12%

Consumer and others	5,125	2%	3,650	1%	7,958	4%	2,630	3%	1,008	2%

Total loans	285,389	100%	254,863	100%	190,754	100%	89,374	100%	39,666	100%

Allowance for loan losses	(2,070)		(2,149)		(1,893)		(1,328)		(1,021)

Net deferred (fees) costs	34		(47)		15		128		(87)

Net loans	$283,353		$252,667		$188,876		$88,174		$38,558

          A portion of the loans originated by us since December 31, 2000, has been guaranteed by the Small Business Administration. For the most part, we have sold the guaranteed portion of the loans in the secondary market and retained the unguaranteed portions in our loan portfolio. The balance of the unguaranteed portions of such loans, which are included in commercial loans and commercial real estate loans above, was $6.3 million, $8.6 million, $6.7 million, $3.3 million, and $3.2 million at December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, and December 31, 2003, respectively.

          The following table sets forth, in terms of interest rate sensitivity, the components of our loan portfolio, as of December 31, 2007:

Interest Rate Sensitivity

	Maturity and/or Re-pricing Period

(Dollars in thousands)	Total	<1 year Maturity	1 to 5 years Fixed Rate	1 to 5 years Adjustable Rate	>5 years Fixed Rate	>5 years Adjustable Rate

Commercial	$57,574	$41,842	$3,800	$301	$10,611	$—
Residential real estate	51,663	45,387	255	10,157	1,884	—
Commercial real estate	114,424	36,901	39,841	13,125	18,230	1,262
Construction	56,603	55,228	2,102	964	—	—
Consumer & other	5,125	2,385	1,099	—	15	—

Total loans	$285,389	$181,743	$47,097	$24,547	$30,740	$1,262

          As indicated above, a majority of our loan portfolio has either adjustable rates or shorter maturity terms.

          Loan Quality. Management seeks to maintain a high quality of loans through sound underwriting and lending practices. As of December 31, 2007, 2006, 2005, 2004 and 2003, approximately 78.0%, 78.8%, 74.9%, 72.4%, and 65.4%, respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages.

          Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to repay from employment and other income and which are collateralized by real property whose value tends to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of its business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans are generally repaid from operational earnings, collection of rent or conversion of assets. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

          Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. We, on a routine basis, monitor these concentrations in order to consider adjustments in our lending practices to reflect economic conditions, loan-to-deposit ratios, and industry trends. As of December 31, 2007, 2006, 2005, 2004 and 2003, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business (other than noted below) exceeded 10.0% of total loans, except that as of such dates loans collateralized with mortgages on real estate represented 78.0%, 78.8%, 74.9%, 72.4% and 65.4%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses. We develop and maintain profitable business relationships with custom residential homebuilders primarily in Palm Beach and Broward Counties and to a lesser extent in surrounding markets. Builder banking provides loan facilities to qualified custom homebuilders to support the construction of speculative and pre-sold custom one-to-four family residences, as well as lot acquisition loans, guidance lines of credit and commercial real estate. For purposes of safety and soundness, we have established a self imposed limit of up to 20.0% of the loan portfolio in speculative one-to-four family residences to such qualified homebuilders and a limit of up to 15.0% in speculative commercial real estate loans. At December 31, 2007, we had exposure of 9.95% and 12.16%, respectively, of total loans related to the residential and commercial loans in the program, compared to 12.1% and 10.4%, respectively, at December 31, 2006.

          Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.

          Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to non-interest expense. We had no OREO property as of December 31, 2007 or December 31, 2006.

          Allowance for Loan Losses. At December 31, 2007, the allowance for loan losses was $2.1 million or 0.72% of total loans. At December 31, 2006, the allowance for loan losses was $2.1 million or 0.84% of total loans as compared to $1.9 million or 0.99% at December 31, 2005. In originating loans, we recognize that we will experience credit losses and the risk of loss will vary with, among other things: general economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and, in the case of a collateralized loan, the quality of the collateral for such a loan. The allowance for loan losses represents our estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, we analyze the ultimate collectability of the loans in our portfolio, feedback provided by internal loan staff, the independent loan review function, and information provided by examinations performed by regulatory agencies.

          On a quarterly basis, management reviews the adequacy of the allowance for loan losses. Commercial credits are graded by the loan officers and the loan review function validates the officers’ grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. To establish the appropriate level of the allowance, a sample of loans (including all impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.

          Based on an estimate computed pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 5, “Accounting for Contingencies,” and FASB Statements Nos. 114 and 118, “Accounting by Creditors for Impairment of a Loan,” the analysis of the allowance for loan losses consists of three (3) components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds the fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in the markets in which we operate.

          The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.

          The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss analysis that examines historical loan loss experience. The loss analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

          The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed quarterly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years, and there were no reallocations.

          Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of non-performing loans, charge-offs and delinquencies could rise and require further increase in the provision.

          The following table summarizes the amounts of impaired loans, all of which were considered collateral dependent:

	December 31,

(Dollars in thousands)	2007	2006	2005	2004	2003

Loans identified as impaired:
Gross loans with no related allowance for loan losses	$—	$65	$—	$—	$968
Gross loans with related allowance for loan losses recorded (*)	1,101	1,914	1,671	772	591

Total in impaired loans	$1,101	$1,979	$1,671	$772	$1,559

Allowances on these loans	(478)	(905)	(870)	(109)	(89)

(*) Government guaranteed portion	$—	$436	$406	$—	$968

           The average net investment in impaired loans and interest income recognized and received on impaired loans during each of the periods indicated was as follows:

	Year ended December 31,

(Dollars in thousands)	2007	2006	2005	2004	2003

Average investment in impaired loans	$1,270	$1,755	$1,702	$724	$983
Interest income recognized on impaired loans	172	21	18	12	16
Interest income received on impaired loans	107	18	10	10	9

          As of December 31, 2007, 2006, 2005, 2004, and 2003, past due and non-accrual loans (together totaling non-performing loans) were as follows:

	December 31,

	2007		2006		2005		2004		2003

(Dollars in thousands)	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans

Past due 90 or more days and still accruing	$87	0.03%	$—	0.00%	$541	0.28%	$—	0.00%	$19	0.05%
Non-accrual loans	192	0.07%	1,112	0.44%	839	0.44%	608	0.68%	1,559	3.93%

Total non-performing loans	$279	0.10%	$1,112	0.44%	$1,380	0.72%	$608	0.68%	$1,578	3.98%

Allowance for loan losses/loans		0.72%		0.84%		0.99%		1.48%		2.58%

Allowance for loan losses/non-performing loans		389.39%		193.25%		137.17%		218.42%		64.70%

          During the years ended December 31, 2007, 2006, 2005, 2004 and 2003, interest income not recognized on non-accrual loans (but would have been recognized if these loans were current) was approximately $65, $75, $20, $58 and $41, respectively (dollars in thousands).

           During the years ended December 31, 2007, 2006, 2005, 2004 and 2003, the activity in our allowance for loan losses (dollars in thousands) was as follows:

	Year ended December 31,

(Dollars in thousands)	2007	2006	2005	2004	2003

Balance at beginning of period	$2,149	$1,893	$1,328	$1,021	$758
Provision charged to expense	145	181	194	53	2,256
Effect of acquisition	—	—	—	190	—
Charge-offs	(502)	(73)	(15)	(98)	(2,008)
Recoveries	278	148	386	162	15

Balance at end of period	$2,070	$2,149	$1,893	$1,328	$1,021

Net charge-offs (recoveries) /average total loans	0.01%	(0.03)%	(0.27)%	(0.10)%	5.45%

          The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

	December 31,

	2007		2006		2005		2004		2003

(Dollars in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Commercial loans	$636	20%	$1,101	20%	$1,044	21%	$638	25%	$464	32%
Real estate loans	1,165	77%	1,012	79%	737	75%	660	72%	539	66%
Consumer loans	48	3%	36	1%	55	4%	26	3%	7	2%
Other	221	—	—	—	57	—	4	—	11	—

Total	$2,070	100%	$2,149	100%	$1,893	100%	$1,328	100%	$1,021	100%

          The following tables reflect charge-offs and recoveries per loan category:

	December 31,

	2007		2006		2005

(Dollars in thousands)	Charge-offs	Recoveries	Charge-offs	Recoveries	Charge-offs	Recoveries

Real estate	$—	$263	$—	$18	$—	$325
Commercial	502	15	62	119	15	61
Consumer and others	—	—	11	11	—	—

Total	$502	$278	$73	$148	$15	$386

	December 31,

	2004		2003

(Dollars in thousands)	Charge-offs	Recoveries	Charge-offs	Recoveries

Real estate	$—	$65	$883	$3
Commercial	94	85	1,107	10
Consumer and others	4	12	18	2

Total	$98	$162	$2,008	$15

          Investment Securities

          Our consolidated securities portfolio, which represented 12.13% of our average earning asset base for the year ended December 31, 2007, as compared to 12.92% for the year ended December 31, 2006, is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, and collateralized mortgage obligations. Corporate obligations consist of investment grade obligations of public corporations. Our financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment.

          The following table sets forth the carrying amount of our investments portfolio, all of which was classified as “available-for-sale”, as of December 31, 2007, 2006, 2005 and 2004:

	December 31,

(Dollars in thousands)	2007	2006	2005	2004

Fair value of investment in:
U.S. Treasury and Federal agencies	$31,347	$28,942	$29,465	$23,195
Mortgage-backed securities	3,949	3,673	4,424	5,891
Corporate obligations	250	252	503	505

	$35,546	$32,867	$34,392	$29,591

          The following table sets forth the fair value and weighted average yield of our investments portfolio as of December 31, 2007:

(Dollars in thousands)	Fair Value	Weighted Average Yield

U.S. Treasury and Federal Agencies
Less than 12 months	$10,446	4.06%
Over one year through five years	4,071	5.01%
Over five through ten years	16,830	5.47%
Over ten years	—	—

Total	$31,347	4.94%

Corporate Obligations
Over ten years	$250	8.23%

Total	$250	8.23%

Mortgage-Backed Securities
Less than 12 months	$—	—
Over one year through five years	1,420	3.64%
Over five through ten years	402	3.69%
Over ten years	1,138	5.24%

Total	$2,960	4.26%

Collateralized Mortgage Obligations
Less than 12 months	$—	—
Over one year through five years	—	—
Over five through ten years	495	4.22%
Over ten years	494	4.27%

Total	$989	4.24%

Total Book Value	$35,546	4.89%

          As of December 31, 2007, we held no tax-exempt obligations.

          We have adopted Statement of Financial Accounting Standards No. 115 (“FAS 115”), which requires companies to classify investments securities, including mortgage-backed securities, as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, reported as a separate component of shareholders’ equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings. As a result of the adoption of FAS 115, under which we expect to continue to hold our investment securities classified as available-for-sale, changes in the underlying market values of such securities can have a material adverse effect on our capital position. Typically, an increase in interest rates results in a decrease in underlying market value and a decrease in the level of principal repayments on mortgage-backed securities. As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in increases of $582,000 and $229,000 in shareholders’ equity for the year ended December 31, 2007 and year ended December 31, 2006, respectively, with decreases of $515,000, $23,000, and $68,000 during the years ended December 31, 2005, 2004 and 2003, respectively. These fluctuations in shareholders’ equity represent the impact of changes in interest rates on the value of these investments.

          Deposit Activities

          Deposits are the major source of our funds for lending and other investment purposes. Deposits are attracted principally from within our primary market area through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans.

          As of December 31, 2007, 2006, 2005 and 2004, the distribution by type of our deposit accounts was as follows:

	December 31,

	2007		2006		2005		2004

(Dollars in thousands)	Average Balance	Avg Rate	Average Balance	Avg Rate	Average Balance	Avg Rate	Average Balance	Avg Rate

Noninterest bearing accounts	$66,101		$61,376		$44,417		$20,475

Interest bearing accounts
NOW accounts	$35,722	1.58%	$31,261	1.58%	$25,954	0.99%	$11,214	0.49%
Money market accounts	64,984	3.13%	47,729	3.13%	38,559	1.71%	22,413	1.11%
Savings accounts	3,010	0.30%	3,388	0.30%	3,819	0.30%	3,475	0.55%
Certificates of deposit	79,520	4.58%	64,220	4.58%	44,082	3.49%	30,432	3.01%

Total interest bearing deposits	$183,236	3.96%	$146,598	3.37%	$112,414	2.19%	$67,534	1.83%

Average total deposits	$249,337	2.91%	$207,974	2.37%	$156,831	1.57%	$88,009	1.41%

          As of December 31, 2007, certificates of deposit of $100,000 or more mature as follows:

(Dollars in thousands)	Amount	Weighted Average Rate

Up to 3 months	$18,578	5.28%
3 to 6 months	15,312	5.00%
6 to 12 months	24,329	5.04%
Over 12 months	7,858	5.31%

	$66,077	5.13%

          Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

          Borrowings

          Our borrowing activity during the periods of analysis were short-term in nature. FHLB advances during 2007 have been one month fixed rate advances as compared to daily rate credit during the prior periods. The following tables reflects borrowing activity for the years ended December 31, 2007, 2006, 2005 and 2004.

	December 31, 2007				December 31, 2006

(Dollars in thousands)	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid

Repurchase agreements	$27,509	2.39%	$17,836	3.78%	$18,859	4.11%	$17,050	3.84%
Fed Funds purchased	—	—	1,809	5.75%	2,876	5.79%	2,211	5.25%
FHLB advances	20,000	4.63%	27,107	5.30%	17,500	5.50%	9,493	5.47%

Total	$47,509		$46,752		$39,235		$28,754

	December 31, 2005				December 31, 2004

	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid

Repurchase agreements	$13,232	2.65%	$13,993	2.46%	$5,153	1.94%	$3,765	1.54%
Fed Funds purchased	6,392	4.61%	78	5.13%	—	—	—	—
FHLB advances	—	—	—	—	—	—	—	—

Total	$19,624		$14,071		$5,153		$3,765

          Maximum balance at any given month end during the periods of analysis is reflected in the following tables:

	December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004

(Dollars in thousands)	Maximum Balance at any month-end		Maximum Balance at any month-end		Maximum Balance at any month-end		Maximum Balance at any month-end

Repurchase agreements	$27,537	Jan-07	$25,188	Oct-06	$24,710	Nov-05	$7,120	Nov-04
Fed Funds purchased	7,819	May-07	10,735	Mar-07	6,392	Dec-05	—	—
FHLB advances	30,500	Feb-07	17,500	Dec-06	—	—	—	—

Results of Operations

          We recorded earnings of $3,393,000 for the year ended December 31, 2007 as compared to earnings of $65,000 for the year ended December 31, 2006, or a change in results of operations of $3,328,000. The main reason for the increase was a tax benefit recorded for the year ended December 31, 2007 of $3,391,000.

          We recorded earnings of $65,000 for the year ended December 31, 2006 compared to a loss of $555,000 for the year ended December 31, 2005, an increase of $620,000 or 112%. The increase in income was primarily due to an increase in net interest income. Although net interest income increased as a result of growth of our loan portfolio, most of the increase was offset by an increase in other operating expenses. Operating expenses increased due to additional staff, facility and other costs associated with the opening of two locations in Broward County and one location in the Town of Palm Beach. Following the change-in-control, part of the new management strategy was to build the institution around experienced bankers and put in place an aggressive growth business plan for the future. As a result, we have grown from one location in mid-2003 to six full service banking locations as of the end of 2006. Two additional branches located in the cities of Hollywood and Coral Springs opened in 2007. In addition, a new operations center located in West Palm Beach was opened in 2007.

          Net Interest Income

          Net interest income, which constitutes the principal source of our income, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits, money market accounts, FHLB borrowings, and repurchase agreements. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

          The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest earning assets).

          Net interest earnings for the years ended December 31, 2007 and 2006 are reflected in the following table:

	Year ended

	December 31, 2007			December 31, 2006

(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid

Assets
Interest-earning assets
Due from banks	$440	$20	4.55%	$259	$13	5.08%
Federal funds sold and securities purchased under resale agreements	9,153	440	4.81%	4,595	235	5.12%
Investment securities	39,140	1,841	4.70%	34,082	1,386	4.07%
Loans	274,030	22,398	8.17%	224,893	18,314	8.14%

Total interest earning assets	322,763	24,699	7.65%	263,829	19,948	7.56%

Non-interest earning assets	28,446			26,988
Allowance for loan losses	(2,229)			(2,013)

Total Assets	$348,980			$288,804

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$35,722	$642	1.80%	$31,261	$494	1.58%
Money market accounts	64,984	2,428	3.74%	47,729	1,494	3.13%
Savings accounts	3,010	10	0.33%	3,388	10	0.30%
Certificates of deposit	79,520	4,177	5.25%	64,220	2,945	4.58%
Other borrowings	46,752	2,216	4.74%	28,754	1,290	4.49%

Total interest-bearing liabilities	229,988	9,473	4.12%	175,352	6,233	3.55%

Non-interest-bearing liabilities
Demand deposit accounts	66,101			61,376
Other liabilities	1,768			1,518

Total non-interest bearing liabilities	67,869			62,894

Shareholders’ Equity	51,123			50,558

Total Liabilities and Shareholders’ Equity	$348,980			$288,804

Net interest spread		$15,226	3.53%		$13,715	4.01%

Net interest on average earning assets – Margin			4.72%			5.20%

          Net interest income was $15.2 million for the year ended December 31, 2007, as compared to $13.7 million for the year ended December 31, 2006, an increase of $1.5 million or 10.95%. The increase resulted primarily from an increase in earning assets of $58.9 million or 22.32%. However, the net interest margin (i.e., net interest income divided by average earning assets) decreased 48 basis points from 5.20% for the year ended December 31, 2006 to 4.72% for the year ended December 31, 2007, mainly the result of higher cost of funds and higher volume of borrowings, resulting from a slowdown in deposit growth during 2007, which, in part, resulted in the increase in borrowings. At the same time, we have conservatively remained competitive with interest rates offered to our customers.

          Net interest earnings for the years ended December 31, 2006 and 2005 are reflected in the following table:

	Year ended December 31, 2006			Year ended December 31, 2005

(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid

Assets
Interest-earning assets
Due from banks	$259	$13	5.08%	$94	$3	3.04%
Federal funds sold and securities purchased under resale agreements	4,595	235	5.12%	15,918	491	3.09%
Investment securities	34,082	1,386	4.07%	29,489	1,038	3.52%
Loans	224,893	18,314	8.14%	135,662	9,447	6.96%

Total interest earning assets	263,829	19,948	7.56%	181,163	$10,979	6.06%

Non-interest earning assets	26,988			17,765
Allowance for loan losses	(2,013)			(1,618)

Total Assets	$288,804			$197,310

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$31,261	$494	1.58%	$25,954	$256	0.99%
Money market accounts	47,729	1,494	3.13%	38,559	661	1.71%
Savings accounts	3,388	10	0.30%	3,819	11	0.30%
Certificates of deposit	64,220	2,945	4.58%	44,082	1,537	3.49%
Other borrowings	28,754	1,290	4.49%	14,071	348	2.47%

Total interest-bearing liabilities	175,352	6,233	3.55%	126,485	2,813	2.22%

Non-interest-bearing liabilities
Demand deposit accounts	61,376			44,417
Other liabilities	1,518			1,211

Total non-interest-bearing liabilities	62,894			45,628

Shareholders’ Equity	50,558			25,197

Total Liabilities and Shareholders’ Equity	$288,804			$197,310

Net interest spread		$13,715	4.01%		$8,166	3.84%

Net interest on average earning assets-Margin			5.20%			4.51%

          Net interest income was $13.7 million for the year ended December 31, 2006 compared with $8.2 million for the year ended December 31, 2005, an increase of $5.5 million or 67.95%. The increase resulted primarily from an increase in earning assets of $82.7 million or 45.6%. Net interest margin increased from 4.51% during the year ended December 31, 2005 to 5.20% during the year ended December 31, 2006. The increase was mainly attributed to a gradual increase in the general level of interest rates and a considerable increase in average loans of $89.2 million in 2006.

          Rate Volume Analysis. The following table sets forth certain information regarding changes in our interest income and interest expense for the year ended December 31, 2007, as compared to the year ended December 31, 2006, and during the year ended December 31, 2006 as compared to the year ended December 31, 2005, and during the year ended December 31, 2005. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

Changes in interest earnings for the years ended December 31, 2007 and 2006 were as follows:

	Years ended December 31, 2007 and 2006

(Dollars in thousands)	Change in Interest Income/ Expense	Variance Due to Volume Changes	Variance Due to Rate Changes

Assets
Interest-earning assets
Due from banks	$7	$8	$(1)
Federal funds sold and securities purchased under resale agreements	205	220	(15)
Investment securities	455	221	234
Loans	4,084	4,016	68

Total interest-earning assets	$4,751	$4,465	$286

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$148	$75	$73
Money market accounts	934	608	326
Savings accounts	—	(1)	1
Certificates of deposit	1,232	765	467
Other borrowings	926	849	77

Total interest-bearing liabilities	$3,240	$2,296	$944

Net interest spread	$1,511	$2,169	$(658)

Changes in interest earnings for the years ended December 31, 2006 and 2005 were as follows:

	Years ended December 31, 2006 and 2005

(Dollars in thousands)	Change in Interest Income/ Expense	Variance Due to Volume Changes	Variance Due to Rate Changes

Assets
Interest-earning assets
Due from banks	$10	$8	$2
Federal funds sold and securities purchased under resale agreements	(256)	(469)	213
Investment securities	348	174	174
Loans	8,867	7,051	1,816

Total interest-earning assets	$8,969	$6,764	$2,205

Liabilities and Shareholders’ Equity
Interest bearing liabilities
NOW accounts	$238	$60	$178
Money market accounts	833	186	647
Savings accounts	(1)	(1)	—
Certificates of deposit	1,407	833	574
Other borrowings	942	529	413

Total interest-bearing liabilities	$3,419	$1,607	$1,812

Net interest spread	$5,550	$5,157	$393

          Provision for Loan Losses

          The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon anticipated experience, the volume and type of lending conducted by us, the amounts of past due and non-performing loans, general economic conditions, particularly as they relate to our market area, and other factors related to the collectability of our loan portfolio. For the year ended December 31, 2007, the provision for loan losses was $145,000 as compared to $181,000 for the year ended December 31, 2006. During the year ended December 31, 2007, the provision for loan losses was minimal as net loan growth was minimal due to a high volume of payoffs during the year. For the year ended December 31, 2006, the provision for loan losses was $181,000, as compared to $194,000 for the year ended December 31, 2005. For the year ended December 31, 2004, the provision for loan losses was $53,000, as compared to $2.3 million for the year ended December 31, 2003. The decrease of $2.2 million was primarily attributable to loan charge offs during 2003 as part of the clean up effort of the original loan portfolio that existed at the time of the change-in-control. As of December 31, 2007, 2006, 2005, 2004, and 2003 the allowance for loan losses was 0.72%, 0.84%, 0.99%, 1.48% and 2.58%, respectively, of total loans. As of December 31, 2007, 2006, 2005, 2004, and 2003 the allowance for loan losses to non-accrual loans was 1,078.0%, 193.26%, 225.63%, 218.42% and 65.49%, respectively.

          Non-Interest Income

          Following is a schedule of non-interest income for the years ended December 31, 2007, 2006, and 2005:

	Year ended December 31,

(Dollars in thousands)	2007	2006	2005

Service charges and fees on deposit accounts	$573	$365	$396
Loss on sale of securities	—	—	—
Gain on sale of government guaranteed loans	220	267	835
Gain on sale of residential loans	491	181	180
Other	627	605	245

	$1,911	$1,418	$1,656

          Service charges and fees on deposit accounts has increased by $208,000 or 57.0% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This increase was primarily due to growth in average deposits of $41.4 million or 19.9%.

          As indicated in “Loans” above, we generally sell the guaranteed portions of SBA loans we originate. Gain on sales of loans represents the portion of the gain on such sales that is recognizable under FASB Statement No. 140. Included in other fee income is loan servicing fee income on the portion of SBA loans sold. The amount recognized as income is directly related to the balances of loans outstanding serviced by us. In addition, we sell most of our first mortgage residential loans, servicing released.

          Non-Interest Expenses

          Following is a schedule of non-interest expense for years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,

(Dollars in thousands)	2007	2006	2005

Salaries and employee benefits	$9,281	$8,368	$5,447
Occupancy expense	4,007	3,136	2,214
Professional fees	207	196	167
Data processing	1,167	854	562
Advertising	167	244	198
Stationary and supplies	233	242	197
Other	1,927	1,847	1,398

	$16,989	$14,887	$10,183

          During the year ended December 31, 2007, non-interest expenses increased to $17.0 million as compared to $14.9 million for the year ended December 31, 2006, an increase of $2.1 million or 14.1%. During the year ended December 31, 2006, non-interest expenses increased to $14.9 million from $10.2 million during the year ended December 31, 2005, an increase of $4.7 million, or 46.2%.

          The overall increase in non-interest expense on a year-over-year basis is mainly attributed to the rapid increase in growth in accordance with the business plans established since the change-in-control in 2003. We have added seven branches since July 2003, as well as the related support staff to facilitate our growth.

          On June 30, 2003, we had 16 employees. As planned following the change-in-control in 2003 and for subsequent years 2004, 2005, 2006 and 2007, we hired experienced and seasoned bankers bringing the total number of employees to 109 as of December 31, 2007. During the year ended December 31, 2007, salaries and employee benefits increased to $9.3 million from $8.4 million for the year ended December 31, 2006, an increase of $913,000 or 10.9%. During the year ended December 31, 2006, salaries and employee benefits increased to $8.4 million from $5.4 million for the year ended December 31, 2005, an increase of $3.0 million or 54.5%. These increases were due to the increase in the number of employees, as described above, as well as normal compensation and benefit increases for existing employees.

          During the year ended December 31, 2007, we consolidated our operation centers into a new facility, opened two new locations, one in Coral Springs, Florida, and one in Hollywood, Florida, which resulted in an increased non-interest expense for the period as compared to the year ended December 31, 2006. In addition, as a result of an overall slowdown in the markets served by us, we announced a number of cost cutting initiatives in late 2006, which were implemented in 2007. This effort resulted in a decrease in overall staff from 133 employees at December 31, 2006 to 109 at December 31, 2007. Severance payments related to terminated employees were approximately $150,000 for the year ended December 31, 2007.

          Occupancy expense for the year ended December 31, 2007 increased to $4.0 million as compared to $3.1 million during the year ended December 31, 2006, an increase of $0.9 million or 17.9% resulting from opening the Coral Springs and Hollywood branches, an operations center and the permanent branch location in West Palm Beach during the year. Occupancy expense during the year ended December 31, 2006 increased to $3.1 million from $2.2 million during the year ended December 31, 2005, an increase of $0.9 million or 39.2%. The increase was primarily due to the opening of two locations in Broward County and one location in the Town of Palm Beach, which had a full effect in 2006.

          The increases in both data processing and other non-interest expenses during the year ended December 31, 2007, as compared to the year ended December 31, 2006, and year ended December 31, 2006 as compared to the year ended December 31, 2005, were primarily due to our rapid growth described above.

          Income Tax Expense (Benefit)

          We recognized an income tax benefit of $3.4 million for the year ended December 31, 2007. No income tax expense or benefit was recognized for year ended December 31, 2006, 2005 or 2004. From 2002 through 2005, we experienced net losses. During this time frame, a valuation allowance was recorded to completely offset the deferred tax assets associated with the net operating loss carry forwards generated by these net losses. During 2006, a portion of the valuation allowance was used to reduce the tax expense associated with the net income earned during those periods.

          The valuation allowance established on the remaining deferred tax assets associated with the net operating loss carry forwards was reversed at the end of the year as management estimated the tax benefits will be able to be utilized prior to their expiration.

Quarterly Financial Results

          Following is a condensed quarterly consolidated statement of operations for each quarter since January 1, 2006:

Dollars in thousands, except per share data

	June 30, 2008	March 30, 2008	Dec. 31, 2007	Sept 30, 2007	June 30, 2007	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006

Total interest income	$7,946	$6,789	$6,268	$6,337	$6,200	$5,894	$5,645	$5,342	$4,705	$4,257
Total interest expense	2,460	2.413	2.440	2,364	2,344	2,326	2,010	1,802	1,322	1,098

Net interest income	5,486	4,376	3,828	3,973	3,856	3,568	3,635	3,540	3,383	3,159
Provision for loan losses	100	150	—	—	85	60	46	35	—	100
Net interest income after provision for loan losses	5,386	4,226	3,828	3,973	3,771	3,508	3,589	3,505	3,383	3,059

Total non-interest income	543	423	371	446	613	481	442	365	232	381

Total non-interest expense	5,507	6,135	4,270	4,448	4,287	3,984	4,101	3,828	3,566	3,396

Income (loss) before income taxes	442	(1,486)	(71)	(29)	97	5	(70)	42	42	44
Income tax expense (benefit)	173	(579)	(3,391)

Net income (loss)	$249	$(907)	$3,320	$(29)	$97	$5	$(70)	$42	$49	$44

Basic and diluted earnings (loss) per share	$0.04	$(0.17)	$0.71	$(0.01)	$.02	$0.00	$(0.01)	$0.01	$.01	$0.01

Liquidity

          We manage our liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, we utilize other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.

          We monitor and manage our liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

          We classify all of our securities as available-for-sale, thereby maintaining significant liquidity. Our liquidity position is further enhanced by structuring our loan portfolio interest payments as monthly complemented by retail credit and residential mortgage loans in our loan portfolio, resulting in a steady stream of loan repayments. In managing our investment portfolio, we provide for staggered maturities so that cash flows are provided as such investments mature.

          Our cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows used in investing activities, offset by those provided by operating activities and financing activities, resulted in a net increase in cash and cash equivalents of $6.2 million from December 31, 2006 to December 31, 2007 and a net increase of $14.7 million from December 31, 2005 to December 31, 2006.

          During 2006, we experienced net cash inflows of $84.7 million in financing activities primarily due to an increase in deposits of $54.2 million and $17.5 million from borrowings from the FHLB. In contrast, net cash outflows of $64.0 million were used in funding of loans.

          Our securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as primary sources of liquidity for us.

          At December 31, 2007, we had short-term borrowings from the FHLB of $20.0 million. At December 31, 2007, we had commitments to originate loans totaling $80.3 million. Scheduled maturities of certificates of deposit during the twelve months following December 31, 2007 totaled $80.1 million.

          Management believes that we have adequate resources to fund all of our commitments, that substantially all of our existing commitments will be funded in the subsequent twelve months and, if so desired, that we can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment. At December 31, 2007, we had short-term lines available from correspondent banks totaling $25.2 million, and a borrowing capacity from the FHLB (20% of assets) of $28.4 million based on collateral pledged, for a total credit available of $53.6 million.

          Contractual agreements at December 31, 2007 were as follows:

(Dollars in thousands)	Within 1 year	1 - 5 years	After 5 years	Total

FHLB advances	$20,000	$—	$—	$20,000
Certificate of deposits	80,117	9,241	—	89,358
Operating leases	2,078	5,964	7,102	15,144

Total contractual obligations	$102,195	$15,205	$7,102	$124,502

Asset Liability Management

          We manage our assets and liabilities through 1st United’s ALCO Board Committee which meets monthly. Management closely monitors 1st United’s three interest risk calculations, reporting the results of its rate stress testing to ALCO on a quarterly basis. 1st United has been consistently within policy limits on rates stress test up and down 100, 200, and 300 basis points, both for net interest margin and EVE (Economic Value of Equity). Management has closely monitored 1st United’s gap position which for the most part has been asset sensitive during a rising rate environment. Variations on EVE have consistently shown low volatility.

          The following tables illustrate the above measurements at year end December 31, 2007:

Net Interest Margin

Actual Change at (+ or -) hundred-basis point change in interest rates

(Dollars in thousands)	-300	-200	-100	0	100	200	300

Total Interest at:	$10,033	$10,514	$10,959	$11,386	$11,809	$12,219	$12,626
Interest change at:	(1,353)	(872)	(472)	—	423	83	1,240
% change at:	(11.88)%	(7.66)%	(3.75)%	—	3.72%	7.32%	10.89%
Policy Approved Limits
Less than:	(20.00)%	(15.00)%	(10.00)%	0	10.00%	15.00%	20.00%

Economic Value of Equity

Actual Change at (+ or -) hundred-basis point change in interest rates

(Dollars in thousands)	-300	-200	-100	0	100	200	300

Equity value at:	$38,793	$39,299	$39,826	$40,108	$39,581	$38,589	$37,776
Value change at:	(1,315)	(809)	(282)	—	(527)	(1,519)	(2,332)
% change at:	(3.00)%	(2.00)%	(1.00)%	—	(1.00)%	(4.00)%	(6.00)
Policy Approved Limits
Less than:	(30.00)%	(25.00)%	(10.00)%	0	10.00%	25.00%	30.00%

Rate Sensitive Assets over Rate Sensitive Liabilities

          At December 31, 2007, the twelve month gap position was at 0.84.

(Dollars in thousands)	Up to 3 months	>3 months <1 year	>1 year <3 years	>3 years <5 years	>5 years	Total

Interest bearing deposits	$433	$75	$—	$—	$—	$508
Federal funds sold	14,073	—	—	—	—	14,073
Available for sale securities	2,289	8,682	2,560	1,866	20,149	35,546
FHLB stock	1,498	—	—	—	—	1,498
FRB Stock	1,172	—	—	—	—	1,172
Loans	160,297	23,486	31,186	39,521	32,004	286,494

Total interest earning assets	$179,762	$32,243	$33,746	$41,387	$52,153	$339,291

NOW accounts	$25,240	$—	$—	$—	$—	$25,240
IOTA accounts	10,595	—	—	—	—	10,595
Money market accounts	84,937	—	—	—	—	84,937
Regular savings accounts	2,566	—	—	—	—	2,566
Certificate of deposit	30,726	49,391	5,964	3,277	—	89,358
Repurchase agreements	27,509	—	—	—	—	27,509
Federal funds purchased & FHLB Advances	20,000	—	—	—	—	20,000

Total interest bearing liabilities	$201,573	$49,391	$5,964	$3,277	$—	$260,205

Gap	(21,811)	(17,148)	27,782	38,110	52,153	$79,086

Cumulative gap	$(21,811)	$(38,959)	$(11,177)	$26,933	$79,086
Cumulative gap ratio	0.89	0.84	0.96	1.10	1.30

          The one-year cumulative gap ratio of .84 is within policy limits.

          With market expectations of a potential downswing in interest rates, management has responded appropriately to reduce 1st United Bank’s asset sensitive position by offering fixed rate loans and extending the duration of the investment portfolio.

Off-Balance Sheet Arrangements

          We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our clients.

          At December 31, 2007, we had $77.4 million in commitments to extend credit and $2.9 million in standby letters of credit. Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

          If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the FHLB, investment security maturities and our revolving credit facility provide a sufficient source of funds to meet these commitments.

Accounting Policies

          Critical Accounting Policies

                     Allowance for Loan Losses

          The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

          The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

          A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and, accordingly, they are not separately identified for impairment disclosures.

                    Income Taxes

          Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

          The realization of deferred tax assets associated with the net operating loss carry forward, which expire in 2025, as well as other deductible temporary differences is dependent upon generating sufficient future taxable income.

          Recent Accounting Pronouncements

                    Effect of New Pronouncements

          In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material.

          In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires the application of the provisions of SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of EITF 06-4 did not have any impact on the financial statements.

MANAGEMENT

Directors and Executive Officers

          Our directors and executive officers are as follows:

Name	Age	Position

Paula Berliner(1)	64	Director
Jeffery L. Carrier(2)	57	Director
Ronald A. David(2)	57	Director
James Evans	70	Director
Wade E. Jacobson	39	Executive Vice President, Chief Lending Officer, 1st United Bank
Arthur S. Loring(1)(3)(4)	60	Director
Thomas E. Lynch(2)(3)	60	Director
John Marino	44	President, Chief Financial Officer and Director
Carlos Morrison(1)	53	Director
Warren S. Orlando	65	Chairman of the Board and Director
Lawrence Ostermayer	55	Senior Vice President, Credit and Risk Management, 1st United Bank
Rudy E. Schupp	57	Chief Executive Officer and Director
H. William Spute, Jr.	66	Executive Vice President and Director
Joseph W. Veccia, Jr.(1)(3)	50	Director

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Governance Committee

(4) Lead Independent Director

          Paula Berliner has served as one of our directors since July 2003. Since 1989, Ms. Berliner has been an officer and director of Berliner Classic Motorcars, Inc., a dealer in classic pre-owned vintage automobiles, muscle cars, and motorcycles. In addition, Ms. Berliner has over 15 years of banking experience serving the South Florida market. Ms. Berliner was on the Board of Directors of Family Bank, based in Hallandale Beach, Florida, from its establishment in 1987 to its sale to Republic Security Bank in 1997. Ms. Berliner served on the Boards of Directors of Republic Security Financial Corp. from 1997 to 2001, Republic Security Bank from 1997 to 2001 and Wachovia Bank’s Advisory Board from 2001 to 2002. Ms. Berliner holds a Masters degree in Admissions and Supervision from Florida Atlantic University.

          Jeffery L. Carrier has served as one of our directors since July 2003. Since March 2004, Mr. Carrier has been President of the Board Advisory Group, a consulting firm to bank boards and audit committees. From 1984 to March 2004, he was President of Carrier & Company, a consulting firm providing outsourcing services for internal audit and compliance for the banking industry serving over 400 financial institution clients throughout Florida and the Southeast United States ranging in asset size from the denovo to the multi-billion dollar complex organization. Prior to establishing Carrier & Company, Mr. Carrier served from 1978 through 1984 in the capacity as chief financial officer, treasurer and controller of NYSE and NASDAQ listed financial institutions. From 1973 to 1978, Mr. Carrier worked as a CPA with Deloitte & Touche. Mr. Carrier holds a B.S. in accounting from Florida State University and is a licensed Certified Public Accountant in Florida.

          Ronald A. David has served as one of our directors since July 2003. Since 1990, Mr. David, a board certified civil trial lawyer since 1986, has practiced civil litigation at his law firm, Ronald A. David, P.A., and has practiced law in Florida since 1975. In addition, Mr. David has 10 years of banking experience serving the South Florida market. Mr. David served on the Board of Directors of Former 1st United Bancorp, and its wholly-owned subsidiary Former 1st United Bank, based in Boca Raton, Florida, from 1992 to its sale to Wachovia Bank in 1998. Mr. David holds a B.A. in Political Science and a J.D., both from the University of Florida.

          James Evans has served as one of our directors since we acquired Equitable in February 2008. Until February 2008, Mr. Evans was the Chairman of the Board of Directors of Equitable Financial Group, Inc. and had been a director of Equitable Bank since 1987. Mr. Evans is also currently the President of Evans Financial Services, Ltd., which is engaged in land sales and residential construction (since 1998). He also has various interests in equity lending, niche and real estate financing, and venture capital providers. From 1953 to 1998, Mr. Evans was the owner and President at two Nissan dealerships and one of the largest Mercedes-Benz dealerships in the United States. Mr. Evans sold all three dealerships in 1998. Mr. Evans holds a B.B.A. from the University of Florida.

          Wade E. Jacobson has been the Executive Vice President, Chief Lending Officer for 1st United Bank since March 2007. Prior to that time, Mr. Jacobson served as Senior Vice President, Team Leader Business Banking for 1st United Bank from July 2003 (when he joined 1st United Bank) until his promotion in March 2007. Mr. Jacobson began his career with Barnett Bank in the Management Associate Training Program in 1990 and rose to the position of Vice President Relationship Manager within that organization. He has held positions of increasing responsibility in lending production with SunTrust from 1998 until 2000, Republic Security Bank (which later merged into Wachovia) from 2000 until 2003. Mr. Jacobson is a graduate of Clemson University and holds a Bachelor’s Degree in Finance.

          Arthur S. Loring has served as one of our directors since 2005. He had previously been one of our directors from our inception in 2000 until the change-in-control of Bancorp in 2003. From 1972 until his retirement in 1998, Mr. Loring was an attorney with Fidelity Management & Research Company and employed in numerous positions, including Senior V.P. and General Counsel. Mr. Loring is past Chairman of MorseLife, Inc., a senior health care facility, President of the Jewish Federation of Palm Beach County and on the Board of Directors of New River, Inc., a private electronics delivery firm. Mr. Loring holds a B.S. in Commerce from Washington and Lee University and a J.D., cum laude, from Boston University.

          Thomas E. Lynch has served as one of our directors since July 2004. Since 1969, Mr. Lynch has been President of The Plastridge Agency, Inc., an insurance agency. From November 1998 to November 2006, he was Chairman of the Palm Beach County Public Schools. Since March 2007, he has been mayor of the Village of Golf, Florida. Mr. Lynch has been involved in community service for over 30 years. He is also a Board Member of the Children’s Services Council of Palm Beach County, the Economic Council of Palm Beach County, Florida Atlantic University Foundation, Business Development Board, Old School Square, Boca Raton Chamber, and the Florida Education Standards Commission. He has also served as Mayor of Delray Beach from 1990 to 1996. Mr. Lynch holds a joint B.A. in Philosophy and Psychology from Loyola University and received his CPCU insurance designation in 1978, which is the highest designation attained in the insurance industry.

          John Marino has been our President and has served as one of our directors and Chief Operating Officer, Chief Financial Officer, and director of 1st United Bank since July 2003. From January 2002, until March 2003, Mr. Marino served as Chief Financial Officer of SBA Communications, a publicly traded telecommunications company, headquartered in Boca Raton, Florida. Mr. Marino acted as a consultant to SBA Communications from 1999 to 2002. From 1992 through 1998, Mr. Marino served as Chief Financial Officer of Former 1st United Bank and Former 1st United Bancorp, headquartered in Boca Raton, Florida. Mr. Marino was employed in a variety of positions with Ernst & Young, with his final position as audit manager, from 1986 to 1992. Mr. Marino holds a BBA in Accounting from Stetson University and is a licensed Certified Public Accountant in Florida.

          Carlos Gil Morrison has served as one of our directors since 2006. From 1976 until 1992, Mr. Morrison was employed as a broker with Smith Barney. Since 1992, Mr. Morrison has managed his personal investments. Mr. Morrison, a resident of the Town of Palm Beach, is a well known businessman in South Florida managing his many family-owned real estate and financial investments. Mr. Morrison is very active and philanthropic in the Palm Beach community. Mr. Morrison holds a BBA in Business from Hillsdale College.

          Warren S. Orlando has been our Chairman of the Board and one of our directors since July 2003. From April 1999 to June 2003, Mr. Orlando was retired. From September 1997 to March 1999, Mr. Orlando served as Chairman and CEO of Wachovia - Florida Banking. Mr. Orlando co-founded and served as Chief Executive Officer and President of Former 1st United Bank and Former 1st United Bancorp, an approximately $1 billion bank holding company (which grew through internal growth and 11 merger and acquisition transactions), headquartered in Boca Raton, Florida from its inception in 1987 and until its merger with Wachovia Corporation in 1998. Mr. Orlando holds a BS in Economics from St. Peters College and a graduate degree from Stonier Graduate School of Banking, Rutgers University.

          Lawrence Ostermayer joined 1st United Bank in September of 2003 and currently holds the position of Senior Vice President, Credit Administration. Mr. Ostermayer was employed by RBC Centura Bank as Senior Credit Risk Manager – South Florida/ Special Loan Group Manager Florida & Georgia from 2002 until joining 1st United. From 1998 until 2002, Mr. Ostermayer worked with Republic Security/Wachovia in Business Banking and Special Assets. Mr. Ostermayer was with Barnett Bank/Bank of America from 1986 until 1998, managing all aspects of the credit process in the Florida counties of Palm Beach, Martin, Okeechobee, and Highlands. Mr. Ostermayer is a graduate of Salem College and holds a Bachelor of Science in Business Administration.

          Rudy E. Schupp has been our Chief Executive Officer and one of our directors and a director of 1st United Bank since July 2003. From March 2001 to June 2003, Mr. Schupp was a managing director for Ryan Beck & Co., an investment bank. Also from December 2001 to March 2003, he served as a consultant to Wachovia Corporation – Florida. From March 2001 until December 2001, Mr. Schupp served as Chairman – Florida Banking for Wachovia Corporation. From April 1984 through February 2001, he co-founded and served as Chairman, Chief Executive Officer and President of Republic Security Financial Corporation, a $3.4 billion bank holding company (which grew through internal growth and through 16 merger and acquisition transactions), headquartered in West Palm Beach, Florida. Republic Security Financial Corporation merged with Wachovia Corporation in 2001. Mr. Schupp is also a director with FPL Group. Mr. Schupp holds a BS in Economics from the University at Albany, and an MBA from Syracuse University.

          H. William Spute, Jr. is our Executive Vice President and Chief Banking Officer and joined our Board of Directors following the merger with Equitable in February 2008. Since Equitable’s inception in 1988, Mr. Spute had been President and Chief Executive Officer of Equitable Financial Group, Inc. and since Equitable Bank’s inception in 1987, he had been Chairman, President & CEO of Equitable Bank. From 1983 to 1986, Mr. Spute was a senior vice president and Professional Banker with Barnett Bank. Mr. Spute holds a BA in business and finance from Michigan State University and an MBA from the University of Miami.

          Joseph W. Veccia, Jr. has served as one of our directors since May 2004. Since 1996, Mr. Veccia has been a private investor with investments in real estate, funeral business and cemeteries, and stocks. Mr. Veccia is a former board member of Admiralty Bank which was sold to RBC Bank in January 2003. He is also a member of the Board of Trustees of the George Snow Scholarship Fund, the Lynn University Board of Overseers, the Board of Directors of the Boca Raton Chamber of Commerce, the Board of Trustees of Pope John Paul High School and the Boca Raton Community Hospital Board of Trustees. Mr. Veccia holds an AS degree in Mortuary Science from Lynn University.

Committees of the Board of Directors

          Our Board of Directors oversees our business, property, and affairs pursuant to the Florida Business Corporation Act and our Articles of Incorporation and Bylaws. Members of our Board are kept informed of our business through discussions with our senior management team, by reviewing materials provided to them, and by participating in Board and committee meetings.

          Our common stock is not listed on any national securities exchange. We have elected to apply the independence standards of the NASDAQ Stock Market. NASDAQ requires that a majority of an issuer’s directors be “independent,” as defined by NASDAQ’s rules. Generally, a director does not qualify as an independent director if the director or a member of a director’s immediate family has had in the past three years certain relationships or affiliations with the issuer, the issuer’s external or internal auditors, or other companies that do business with the issuer. Our Board has affirmatively determined that a majority of our directors are independent directors under the categorical guidelines our Board has adopted, which includes all objective standards of independence set forth in the NASDAQ rules. The categorical independence standards adopted by our Board will be posted to the Corporate Governance section of our website. Based on these standards, our board determined that its independent directors include the following current directors: Paula Berliner, Jeffery L. Carrier, Ronald A. David, Arthur S. Loring, Thomas E. Lynch, Carlos Morrison, and Joseph W. Veccia, Jr. Mr. Loring has been appointed by the board to serve as its lead independent director.

          Our Board of Directors has established an audit committee, a compensation committee and a governance committee. The composition, duties and responsibilities of these committees are set forth below.

          Audit Committee

          The current members of our audit committee are Messrs. Carrier, David, and Lynch. Mr. Carrier is our audit committee chair and is our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act. Our audit committee’s primary responsibilities, among others, include:

▪	Reviewing the annual audited and quarterly financial statements with management, the internal auditor and the outside auditor;

▪	Selecting our independent registered public accounting firm (with shareholder ratification);

▪	Evaluating the performance of our independent registered public accounting firm;

▪

Reviewing with the outside auditor and management, as appropriate, significant financial reporting issues and judgments made in connection with the preparation of our financial statements and significant issues regarding our accounting and auditing principles and practices;

▪	Selecting and evaluating the internal audit director or firm;

▪	Reviewing the adequacy and effectiveness of our disclosure controls and procedures and our internal controls, including any significant deficiencies and significant changes in internal controls;

▪

Reviewing and approving all “related person transactions” and advising the Board with respect to the our policies and procedures regarding compliance with related applicable laws and regulations and with our Codes of Conduct and Code of Ethics;

▪	Reviewing any matters arising from an audit which is brought to the attention of our Board of Directors;

▪	Monitoring our compliance with legal and regulatory requirements; and

▪	Overseeing our accounting and financial reporting process.

          Compensation Committee

          The current members of our compensation committee are Ms. Berliner and Messrs. Loring and Morrison. Ms. Berliner is our compensation committee chair. Our compensation committee’s primary responsibilities, among others, include:

▪

Reviewing and approving corporate goals and objectives relevant to the Chairman’s, the CEO’s and the President’s compensation, evaluate the Chairman’s, CEO’s and President’s performance in light of these goals and objectives, and review and recommend to the Board for determination the Chairman’s, CEO’s, and President’s base salary, short-term incentive compensation, and long-term incentive compensation based on this evaluation;

▪

Reviewing and recommending to the Board for determination the base salary, short-term incentive compensation, and long-term incentive compensation of our executive officers (other than the Chairman, CEO and President), after having received recommendations from our CEO;

▪	Reviewing and overseeing our compensation philosophy;

▪	Approving, evaluating and recommending to the Board for ratification our equity and cash incentive compensation plans;

▪

Reviewing and recommending to the Board employment agreements, severance agreements, and change-in-control agreements with the Chairman, CEO, President and any other executive officers, as the committee deems appropriate;

▪

Evaluating non-employee director compensation and recommending to the full Board the appropriate level of non-employee director compensation, including compensation for service as a member or chair of a Board committee;

▪	Establishing and periodically reviewing stock ownership guidelines for directors and officers; and

▪	Making an annual report on executive compensation for inclusion in our annual proxy statement as required by legal and regulatory requirements.

          Governance Committee

          The current members of our governance committee are Messrs. Loring, Lynch, and Veccia. Mr. Loring is currently our governance committee chair. Our governance committee’s primary responsibilities, among others, include:

▪	Development of our corporate governance principles;

▪	Oversight of our corporate governance conduct;

▪	Review all shareholder proposals;

▪	Oversight of director orientation and appropriate continuing education programs relating to principles of corporate governance;

▪	Evaluating the performance of the current Board members proposed for reelection, and make recommendations to the Board regarding the appropriateness of members of the Board standing for reelection;

▪

Develop a list of qualification and selection criteria to be used by the committee for screening nominee candidates and selecting nominees for Board membership, including candidates proposed by shareholders;

▪	Screening and identifying qualified potential director nominees;

▪	Annually, surveying and receiving comments from each director and report to the Board with an assessment of the Board’s performance;

▪	Developing plans for our managerial succession, including in the event of retirement or emergency.

Directors’ Fees

          Effective January 1, 2007, our non-employee directors received an annual retainer of $1,000, plus an attendance fee of $100 for each Board committee meeting attended by a director. The Chairman of the Asset and Liability Committee and Audit Committee each received $300 per meeting in lieu of the $100 paid for attendance to those committee meetings by committee members other than the chairman. Our directors who are our salaried employees or employees of any of our subsidiaries do not receive any additional compensation for serving as a director.

          The following table represents compensation paid to each non-employee director for the year ended December 31, 2007:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)

Paula Berliner	$2 000	$2,455	$4,455
Jeffery L. Carrier	2,400	2,455	4,855
Ronald A. David	3,800	2,455	6,255
James Evans	0	0	0
Arthur S. Loring	1,300	2,455	3,755
Thomas E. Lynch	2,300	2,455	2,755
Carlos Morrison	200	2,455	2,655
Joseph W. Veccia, Jr.	2,700	2,455	5,155

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following summary compensation table shows compensation information for our principal executive officer, chairman, and our two most highly compensated executive officers as of December 31, 2007. We refer to each of the individuals named in the table below as “named executive officers.”

(a)	(b)	(c)	(d)	(f)	(i)	(j)
Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)(1)	Total ($)

Warren Orlando	2007	$125,000	$1,350	—	$39,999	$166,349
Chairman of the Board	2006	125,000	1,110	—	37,241	163,351

Rudy Schupp	2007	250,000	2,700	—	46,714	299,414
Chief Executive Officer	2006	250,000	2,220	—	38,578	290,798

John Marino	2007	250,000	2,700	—	20,363	273,063
President	2006	250,000	2,220	—	15,566	267,786

Wade E. Jacobson	2007	157,566	52,698	—	14,557	224,821
Executive Vice President	2006	145,350	64,541	—	13,871	223,763

(1)

The amounts reported reflect, for each named executive officer, the sum of (i) the incremental cost to us of all perquisites and other personal benefits; and (ii) amounts contributed by us to the 401(k) plan. The following table outlines those (i) perquisites and other personal benefits and (ii) additional all other compensation required by the SEC rules to be separately quantified:

Name	401(k) Match	Club Dues	Automobile

Warren Orlando	$312	$20,769	$18,918
Rudy Schupp	7,188	18,284	21,242
John Marino	7,188	925	12,250
Wade E. Jacobson	4,957	—	9,600

          We have entered into a written employment agreement with Messers. Orlando, Schupp, and Marino.

          Warren Orlando

          On March 4, 2004, 1st United Bank and we entered into an Employment Agreement with Warren Orlando. That agreement was amended on November 16, 2007. Mr. Orlando serves as our and 1st United Bank’s Chairman. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $62,500. Upon our (i) having consolidated total assets of $150 million and (ii) achieving the first month of profitability on a consolidated basis, the base salary increased to $125,000. In addition, Mr. Orlando is entitled to one percent of our consolidated net income (before taxes for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions) beginning with the first fiscal quarter that we achieve our first month of profitability on a consolidated basis, and each fiscal quarter thereafter.

          Mr. Orlando is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

▪	Stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding common stock. Net share settlement of the options is permitted.

▪	Benefits under our SERP.

          Mr. Orlando is entitled to grants of stock options in an amount equal to three and one-third percent (3.33%) of the issued and outstanding shares of our common stock from time to time, excluding any shares of common stock outstanding as a result of Mr. Orlando’s exercise of options. Any options granted to Mr. Orlando prior to January 1, 2007 pursuant to this provision of his employment vested immediately and are exercisable on the grant date. Any options granted after January 1, 2007 shall vest in equal installments over a 5-year period, or 20% each year, from the date of grant. All unvested options become immediately vested and exercisable upon (i) Mr. Orlando’s termination not for cause, (ii) a change-in-control, or (iii) Mr. Orlando’s death or disability.

          All decisions concerning Mr. Orlando’s employment and/or termination require the prior written consent of at least eighty percent of the entire Board of Directors (not including Mr. Orlando). Mr. Orlando is entitled to certain severance benefits if his employment is terminated upon a change-in-control or if he resigns within 90 days of any of the following (“without cause”): (a) failure of our or 1st United’s Board to re-elect him as Chairman; (b) failure to be re-elected to our or 1st United’s Board; (c) material failure (after proper notice and failure to cure) by us or 1st United Bank with respect to Mr. Orlando’s duties; (d) material breach by us or 1st United Bank of the terms of his employment agreement (including salary and benefits having a material adverse effect on Mr. Orlando’s compensation); (e) relocation of principal place of employment outside of Palm Beach County, Florida; or (f) any other reason that is not a “for cause” termination.

          Rudy Schupp

          On March 4, 2004, 1st United Bank and we entered into an Employment Agreement with Mr. Schupp. That agreement was amended on November 16, 2007. Mr. Schupp serves as our Chief Executive Officer and as Chief Executive Officer and President of 1st United Bank. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $125,000. Upon our (i) having consolidated total assets of $150 million and (ii) achieving the first month of profitability on a consolidated basis, the base salary increased to $250,000. In addition, Mr. Schupp is entitled to two percent of our consolidated net income (before taxes) for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions) beginning with the first fiscal quarter that we achieve our first month of profitability on a consolidated basis, and each fiscal quarter thereafter.

          Mr. Schupp is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers. In addition, Mr. Schupp is entitled to the following benefits:

▪	Stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding common stock. Net share settlement of the options is permitted.

▪	Benefits under our SERP.

          Mr. Schupp is entitled to grants of stock options in an amount equal to three and one-third percent (3.33%) of the issued and outstanding shares of our common stock from time to time, excluding any shares of common stock outstanding as a result of Mr. Schupp’s exercise of options. Any options granted to Mr. Schupp prior to January 1, 2007 pursuant to this provision of his employment vested immediately and are exercisable on the grant date. Any options granted after January 1, 2007 shall vest in equal installments over a 5-year period, or 20% each year, from the date of grant. All unvested options become immediately vested and exercisable upon (i) Mr. Schupp’s termination not for cause, (ii) a change-in-control, or (iii) Mr. Schupp’s death or disability.

          All decisions concerning Mr. Schupp’s employment and/or termination require the prior written consent of at least eighty percent of the entire Board of Directors (not including Mr. Schupp). Mr. Schupp is entitled to certain severance benefits if his employment is terminated upon a change-in-control or if he resigns within 90 days of any of the following (“without cause”): (a) failure of either our or 1st United Bank’s Board to re-elect him as Chief Executive Officer or President; (b) failure to be re-elected to either our or 1st United Bank’s Board; (c) material failure (after proper notice and failure to cure) by us or 1st United Bank with respect to Mr. Schupp’s duties; (d) material breach by us or 1st United Bank of the terms of his employment agreement (including salary and benefits having a material adverse effect on Mr. Schupp’s compensation); (e) relocation of principal place of employment outside of Palm Beach County, Florida; or (f) any other reason that is not a “for cause” termination.

          John Marino

          On March 4, 2004, 1st United Bank and we entered into an Employment Agreement with John Marino. That agreement was amended on November 16, 2007. Mr. Marino serves as our President and Chief Operating Officer and as Chief Operating Officer and Chief Financial Officer of 1st United Bank. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $125,000. Upon our (i) having consolidated total assets of $150 million and (ii) achieving the first month of profitability on a consolidated basis, the base salary increased to $250,000. In addition, Mr. Marino is entitled to two percent of our consolidated net income (before taxes for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions) beginning with the first fiscal quarter that we achieve our first month of profitability on a consolidated basis, and each fiscal quarter thereafter.

          Mr. Marino is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

▪	Stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding common stock. Net share settlement of the options is permitted.

▪	Benefits under our SERP.

          Mr. Marino is entitled to grants of stock options in an amount equal to three and one-third percent (3.33%) of the issued and outstanding shares of our common stock from time to time, excluding any shares of common stock outstanding as a result of Mr. Marino’s exercise of options. Any options granted to Mr. Marino prior to January 1, 2007 pursuant to this provision of his employment vested immediately and are exercisable on the grant date. Any options granted after January 1, 2007 shall vest in equal installments over a 5-year period, or 20% each year, from the date of grant. All unvested options become immediately vested and exercisable upon (i) Mr. Marino’s termination not for cause, (ii) a change-in-control, or (iii) Mr. Marino’s death or disability.

          All decisions concerning Mr. Marino’s employment and/or termination require the prior written consent of at least eighty percent of the entire Board of Directors (not including Mr. Marino). Mr. Marino is entitled to certain severance benefits if his employment is terminated upon a change-in-control or if he resigns within 90 days of any of the following (“without cause”): (a) failure of either our or 1st United Bank’s Board to re-elect him as Chief Executive Officer or President; (b) failure to be re-elected to our or 1st United Bank’s Board; (c) material failure (after proper notice and failure to cure) by us or 1st United Bank with respect to Mr. Marino’s duties; (d) material breach by us or 1st United Bank of the terms of his employment agreement (including salary and benefits having a material adverse effect on Mr. Marino’s compensation); (e) relocation of principal place of employment outside of Palm Beach County, Florida; or (f) any other reason that is not a “for cause” termination.

Option Exercises for 2007

          There were no exercises of stock options by any of our named executive officers during the 2007 fiscal year.

Outstanding Equity Awards at Fiscal Year-End 2007

          The following table provides information, for our named executive officers, on stock option holdings at the end of 2007.

			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
	Number of Securities Underlying Unexercised Options (#)

Name	Exercisable	Unexercisable

Warren Orlando	34,448	—	—	$10.60	7/1/13
	53,333	—	—	12.50	4/30/14
	69,335	—	—	13.50	12/19/15
Rudy Schupp	34,448	—	—	$10.60	7/1/13
	53,333	—	—	12.50	4/30/14
	69,335	—	—	13.50	12/19/15
John Marino	34,448	—	—	$10.60	7/1/13
	53,333	—	—	12.50	4/30/14
	69,335	—	—	13.50	12/19/15
Wade E. Jacobson	1,000	—	—	$10.60	7/23/13
	1,000	—	—	12.50	7/1/14
	3,500	—	—	13.50	12/13/15

Pension Benefits

          We provide to Messers. Orlando, Schupp, and Marino retirement benefits under our SERP, a non-qualified plan. The key provisions of the SERP are as follows:

          Monthly Benefit

          For Rudy Schupp and John Marino, upon separation from service, for reasons other than death, on or after their normal retirement age, which for Rudy Schupp means his sixty-fifth birthday and for John Marino his fifty-fifth birthday, each will receive thirty percent of his average base annual salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, of the highest three of the last five years in which he is employed by us or 1st United Bank. In the case of Warren Orlando, upon separation from service, for reasons other than death, on or after his normal retirement age of seventy-five, he will receive thirty percent of two times his average base annual salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, of the highest three of the last five years in which he is employed by us or 1st United Bank. For purposes of the description of the SERP, these calculations will be referred to as the Final Base Salary.

          Early Retirement Benefit

          If the executive officer elects to retire prior to normal retirement age for any reason other than a change-in-control, death, constructive early termination or disability, the executive officer shall receive thirty percent of Final Base Salary subject to the following vesting schedule:

Full Calendar Years Subsequent to the Vesting Commencement Date	Vested Portion of Benefit

1	10%
2	20%
3	30%
4	40%
5	50%
6	60%
7	70%
8	80%
9	90%
10	100%

          Vesting

          Vesting commenced on July 1, 2006, which was the first day of the calendar month following the calendar quarter in which 1st United Bank and we first had consolidated total assets of at least $250.0 million, as reported by us and to our banking regulators.

          Change-in-control Benefit

          Upon a change-in-control, the executive officer will receive seventy percent of Final Base Salary.

          Death Benefit

          If the executive officer dies while in our or 1st United Bank’s active service, the executive officer will receive thirty percent of his Final Base Salary. For purposes of determining Final Base Salary, if at the time of his death the executive officer was employed by us or 1st United Bank for (i) less than five (5) years, the average base salary shall be based on the highest three of the total years employed or (ii) less than three years, the average base salary shall be the highest base salary in any year employed.

Other Post-Employment Compensation

          We have entered into employment agreements and maintain SERPs that will require us to provide compensation to Messers. Orlando, Schupp, and Marino in the event of a termination of employment or our change-in-control.

          Involuntary Not For Cause Termination or Termination for Good Reason.

          In addition to amounts due under the SERP, the executive will be entitled to three times base salary (or in the case of Mr. Orlando, six times base salary) and healthcare benefits (as well as for the executive’s spouse) until the executive becomes Medicare eligible, at which time he and his spouse shall be provided Medicare supplemental insurance for life with the same level of benefits as before, if the executive is involuntary terminated not for cause or terminates for good reason. A termination is for cause if it is for any of the following reasons:

•	the executive intentionally engages in dishonest conduct in connection with his performance of services for us or 1st United Bank resulting in his conviction of a felony;

•	the executive is convicted of, or pleads guilty or nolo contendere to, a felony or any crime involving moral turpitude;

•	the executive willfully fails or refuses to perform his duties under his employment agreement;

•	the executive breaches his fiduciary duties to us or 1st United Bank for personal profit; or

•

the executive willfully breaches or violates any law, rule or regulation (other than traffic or boating violations or similar offenses), or a final cease and desist order in connection with his performance of services for Bancorp or 1st United Bank.

A termination by the executive is for good reason if it is for any of the following reasons:

•	the failure of our or 1st United Bank’s Board of Directors to appoint or re-appoint or elect or re-elect the executive to the offices he currently holds (or a more senior office, if any);

•	the failure of our or 1st United Bank’s shareholders to elect or re-elect the executive to the Board of Directors of Bancorp or 1st United Bank;

•	the failure of our or 1st United Bank’s Board of Directors or governance committee to nominate the executive for such election or re-election;

•	a material diminution in the executive’s duties, functions and responsibilities;

•	a material breach of the executive’s employment agreement or as to any other compensation or benefit program in which the executive participates; or

•	the relocation of the executive’s principal place of employment, without his written consent, to a location outside of Palm Beach County, Florida.

          Payments upon a Termination in Connection with a Change of Control.

          In addition to amounts due under the SERP, the executive will be entitled to three times base salary (or in the case of Mr. Orlando, six times base salary) and healthcare benefits (as well as for the executive’s spouse) until the executive becomes Medicare eligible, at which time he and his spouse shall be provided Medicare supplemental insurance for life with the same level of benefits as before, if the executive’s employment is terminated by us after a change of control. The definition of change of control is different under the executive employment agreements and the supplemental executive retirement program agreements.

          Under the employment agreements, a change of control means:

1.	approval by our shareholders of a transaction that would result in our reorganization, merger or consolidation with one or more other persons, other than a transaction:

          (a) following which at least 50.1% of the common stock, equity ownership interests, or combined voting power of the surviving entity are beneficially owned in substantially the same relative proportions by persons who, immediately prior to such transaction, beneficially owned at least 50.1% of our outstanding common stock, equity ownership interests or combined voting power, as appropriate;

          (b) in which no person, or persons acting in concert, beneficially own 20% or more of the outstanding common stock or equity ownership interests in, or 20% or more of the combined voting power of the securities entitled to vote generally in the election of directors of, the surviving entity; and

(c) in which at least a majority of the members of the Board of Directors of the entity resulting from such transaction were members of our Board of Directors;

2.

the acquisition of all or substantially all of our assets or beneficial ownership of 20% or more of our outstanding securities or of the combined voting power of our outstanding securities entitled to vote generally in the election of directors or approval by our shareholders of any transaction which would result in such an acquisition;

3.	a complete liquidation or dissolution of Bancorp or approval by our shareholders of such a liquidation or dissolution;

4.	the occurrence of any event if, immediately following such event, at least 50% of the members of our Board of Directors (or its successor) were not members prior to the transaction; or

5.	the occurrence of any of the prior listed events involving 1st United Bank.

A change of control under the SERP agreement occurs when:

•	one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of the value or voting power of our stock;

•

during any 12-month period, either (x) any person or group acquires stock possessing 35% of our voting rights or the voting rights of 1st United Bank, or (y) the majority of our or 1st United Bank’s Board of Directors is replaced by persons whose appointment or election is not endorsed by a majority of the Board; or

•

a person or a group acquires, during any 12-month period, our or 1st United Bank’s assets having a total gross fair market value equal to 40% or more of the total gross fair market value of all of the respective corporation’s assets.

          280G Tax Gross-up

          Upon our change of control, the executive may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. We have agreed to reimburse the executive for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes.

TRANSACTIONS WITH MANAGEMENT AND RELATED PERSONS

          Some of our directors and officers, and other persons and entities with which they are affiliated, are customers of, and have in the ordinary course of business, banking transactions with 1st United Bank. These transactions include loans, commitments, lines of credit, and letters of credit, any of which may, from time to time, exceed $120,000. All loans included in these transactions were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons who were not affiliates of 1st United Bank and, in the opinion of management, did not involve more than the normal risk of collectability or presented other unfavorable features. Our Board approved all these transactions. Additional transactions with these persons and businesses are anticipated in the future. As of June 30, 3008, the amount of credit extended to directors, executive officers and their affiliates was approximately $12.6 million.

          We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than our and our shareholders’ best interests. Therefore, as a general matter and in accordance with the (1) our Code of Conduct for employees, officers and directors and (2) our Code of Ethics for Senior Financial Officers, it is our preference to avoid these transactions. Nevertheless, we recognize that there are situations where these transactions may be in, or may not be inconsistent with, our best interests. Therefore, we have adopted formal written procedures that require our Audit Committee to review and, if appropriate, to approve or ratify any these transactions. Pursuant to the procedures, the Audit Committee will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our directors or executives had, has or will have a direct or indirect material interest. After its review, the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, our and our shareholders’ best interests, as the Committee determines in good faith.

          During the six month period ended June 30, 2008 and for the years ended December 31, 2007, 2006 and 2005, we paid approximately $190,000 $313,000, $212,000, and $146,000 to The Plastridge Agency, Inc., a company controlled by Thomas E. Lynch, one of our directors, for insurance services. In addition, during the six month period ended June 30, 2008 and for the years ended December 31, 2007, 2006 and 2005, we made lease payments totaling $73,000, $162,000, $123,000 and $139,000 to South County Road, Inc., a company controlled by Carlos Morrison, one of our directors, for rent on one of 1st United Bank’s branches. For the year ended December 31, 2005, we paid approximately $346,000 to Song and Associates, a company controlled by Young Song, a then current director of ours, for architectural design services.

          In May 2008, we sold 660,000 shares of our Series A Non-Cumulative Perpetual Preferred Stock (“Preferred Stock”) in a private offering, including to certain of our directors at a purchase price of $10.00 per share for an aggregate offering price of $6.6 million. The following table summarizes the shares of our Preferred Stock purchased in this transaction by our directors.

Investor	Number of Shares of Preferred Stock Purchased

Paula Berliner	20,000
Jeffery L. Carrier	125,000
Ronald A. David	20,000
James D. Evans	100,000
Arthur S. Loring	30,000
Thomas E. Lynch	50,000
John Marino	5,000
Carlos G. Morrison	20,000
Warren S. Orlando	2,500
Rudy E. Schupp	2,500
H. William Spute, Jr.	50,000
Joseph W. Veccia, Jr.	50,000

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth, as of July 28, 2008, for each of our directors, each of our named executive officers, each owner of more than 5% of our common stock, and all of our executive officers and directors as a group, the following information:

          (i) the proposed purchases of shares, assuming sufficient shares of common stock are available to fulfill purchase intentions; and

          (ii) the total amount of our common stock to be held following the offerings.

          Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of common stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

		Proposed Purchases of Stock in the Rights Offering		Common Stock to be Beneficially Owned After Rights Offering

	Common Stock Beneficially Owned Before Rights Offering	Number of Shares	Amount	Number of Shares	Percentage of Total Outstanding if Minimum Shares are Sold	Percentage of Total Outstanding if Maximum Shares are Sold

Paula Berliner(3)	57,912	23,077	$150,001	80,989	1.2%	1.0%
Jeffery L. Carrier(4)	83,952	15,385	100,003	99,337	1.4	1.2
Ronald A. David(5)	59,500	15,385	100,003	74,885	1.1	.9
James Evans(6)	803,214	76,923	500,000	880,137	12.5	10.4
Wade E. Jacobson(7)	12,125	—	—	12,125.2		.1
Arthur S. Loring(8)	28,473	23,077	150,001	51,550.7		.6
Thomas E. Lynch(9)	70,027	153,846	999,999	223,873	3.2	2.7
John Marino(10)	182,695	11,538	74,997	194,233	2.7	2.3
Carlos Morrison(11)	142,500	46,153	299,995	188,653	2.7	2.2
Warren S. Orlando(12)	220,519	19,231	125,002	239,750	3.3	2.8
Rudy E. Schupp(13)	212,918	19,231	125,002	232,149	3.2	2.7
H. William Spute, Jr.(14)	193,479	6,251	40,632	199,730	2.8	2.4
Joseph W. Veccia, Jr.(15)	76,000	176,923	1,150,000	252,923	3.6	3.0

All Officers and Directors as a Group (14 persons)	2,157,814	587,020	$3,815,635	2,744,834	36.5%	30.8%

* less than one percent

(1)	All entries based on information provided to us by our directors and executive officers.

(2)

For purposes of this table, a person is considered to beneficially own shares of common stock if he or she directly or indirectly has or shares voting power, which includes the power to vote or to direct the voting of the shares, or investment power, which includes the power to dispose or direct the disposition of the shares, or if he/she has the right to acquire the shares under options which are exercisable currently or within 60 days of July 28, 2008. Each person named in the above table has sole voting power and sole investment power with respect to the indicated shares unless otherwise noted. A person is considered to have shared voting and investment power over shares indicated as being owned by the spouse or the IRA of the spouse of that person.

(3)

All shares, except for the options either owned jointly, or individually by Ms. Berliner and her spouse in Trusts. Includes 2,500 shares Ms. Berliner has the right to acquire under vested stock options that Ms. Berliner has not exercised.

(4)	Includes 2,500 shares Mr. Carrier has the right to acquire under vested stock options that Mr. Carrier has not exercised.

(5)

All of such shares, except for the options are owned jointly by Mr. David and his spouse. Includes 2,500 shares Mr. David has the right to acquire under vested stock options that Mr. David has not exercised.

(6)

Includes 320,638 shares held by a company Mr. Evans controls; 449,959 shares held individually; 21,562 shares held individually by his wife; and 11,055 shares held as tenants in common with his spouse. In addition to being a director, Mr. Evans is also the owner of more than 5% of our common stock. His address is 263 South Beach Road, Hobe Sound, FL 33455.

(7)	Includes 4,625 shares Mr. Jacobson has the right to acquire under vested stock options.

(8)	Includes 2,500 shares Mr. Loring has the right to acquire under vested stock options that Mr. Loring has not exercised.

(9)

Includes 66,257 owned jointly by Mr. Lynch and his spouse and 1,000 shares owned jointly by his spouse and children. Includes 2,500 shares Mr. Lynch has the right to acquire under vested stock options that Mr. Lynch has not exercised.

(10)

Includes 12,524 owned jointly by Mr. Marino and his spouse, 12,855 shares held in an investment company, and 157,116 shares Mr. Marino has the right to acquire under vested stock options that Mr. Marino has not exercised.

(11)	Includes 2,500 shares Mr. Morrison has the right to acquire under vested stock options that Mr. Morrison has not exercised.

(12)

Includes 370 shares owned by Mr. Orlando as custodian for his grandson, 27,546 shares held in an investment company, and 157,116 shares Mr. Orlando has the right to acquire under vested stock options that Mr. Orlando has not exercised.

(13)	Includes 2,588 shares owned by Mr. Schupp jointly with his children, and 157,116 shares Mr. Schupp has the right to acquire under vested stock options that Mr. Schupp has not exercised.

(14)	Consists of 187,437 shares held individually, 6,042 shares as tenants in common with his spouse, and 7,500 shares he has the right to acquire under vested stock options that he has not exercised.

(15)	Includes 73,500 shares held in family limited partnerships and 2,500 shares Mr. Veccia has the right to acquire under vested stock options that Mr. Veccia has not exercised.

EQUITY COMPENSATION PLAN INFORMATION

          Our shareholders approved the Officers’ and Employees’ Stock Option Plan at the 2003 Annual Meeting. Our shareholders approved the 2008 Incentive Plan at the 2008 Annual Meeting. The 2008 Incentive Plan replaces the Officers’ and Employees’ Stock Option Plan. We no longer grant equity compensation pursuant to the Officers’ and Employees’ Stock Option Plan. The following table provides certain information regarding our equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Securities Holders	70,800	$13.02	163,719
Equity Compensation Plans Not Approved by Securities Holders	526,908	12.56	0 (1)
Total	597,708	$12.61	163,719

(1) Messrs. Orlando, Schupp, and Marino are granted stock options from time to time pursuant a written employment agreement. Please see “EXECUTIVE COMPENSATION.”

REGULATORY CONSIDERATIONS

          We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Such legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which 1st United Bank and we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

The Company

          We are registered with the Board of Governors of the Federal Reserve System as a financial holding company under the Gramm-Leach-Bliley Act and are registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956 or BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA, and other federal laws subject financial holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

          Permitted Activities

          The Gramm-Leach-Bliley Act, enacted on November 12, 1999, amended the BHCA by: (i) allowing bank holding companies that qualify as “financial holding companies” to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

          In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Except for the activities relating to financial holding companies permissible under the Gramm-Leach-Bliley Act, these restrictions apply to us. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

          Changes in Control

          Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 (or as we will refer to as the Exchange Act), or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

          As a bank holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of that bank’s voting shares), or (iii) merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution’s record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

          Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must first obtain permission from the Florida Office of Financial Regulation. Florida statutes define “control” as either (a) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (b) controlling the election of a majority of directors of a bank; (c) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (d) as determined by the Florida Office of Financial Regulation. These requirements affect us because 1st United Bank is chartered under Florida law and changes in control of us are indirect changes in control of the 1st United Bank.

          Tying

          Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services or products offered by the holding company or its affiliates, such as deposit products.

          Capital; Dividends; Source of Strength

          The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “Capital Regulations.” Subject to its capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to 1st United Bank, and such loans may be repaid from dividends paid from 1st United Bank to us.

          The ability of 1st United Bank to pay dividends, however, is subject to regulatory restrictions that are described below under “Dividends.” We are also able to raise capital for contributions to 1st United Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

          In accordance with Federal Reserve policy, we are expected to act as a source of financial strength to 1st United Bank and to commit resources to support 1st United Bank in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the financial holding company. Further, federal bank regulatory authorities have additional discretion to require a financial holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

1st United Bank

          1st United Bank is a banking institution that is chartered by and headquartered in the State of Florida, and it is subject to supervision and regulation by the Florida Office of Financial Regulation. The Florida Office of Financial Regulation supervises and regulates all areas of 1st United Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of 1st United Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of branches. 1st United Bank is also a member bank of the Federal Reserve System, which makes 1st United Bank’s operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, 1st United Bank’s deposit accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent permitted by law, and the FDIC has certain enforcement powers over 1st United Bank.

          As a state chartered banking institution in the State of Florida, 1st United Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services on behalf of 1st United Bank’s clients. Various consumer laws and regulations also affect the operations of 1st United Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the deposit insurance fund.

          Reserves

          The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.

          Dividends

          1st United Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to us. The Federal Reserve may restrict the ability of bank to pay dividends if those payments would constitute an unsafe or unsound banking practice. These regulations and restrictions may limit our ability to obtain funds from 1st United Bank for our cash needs, including funds for acquisitions and the payment of dividends, interest, and operating expenses.

          In addition, Florida law also places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Banking Code, the Board of Directors of 1st United Bank, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with 1st United Bank’s retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring any dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of 1st United Bank until this fund becomes equal to the amount of 1st United Bank’s common stock then issued and outstanding. 1st United Bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss or (ii) the payment of a dividend would cause the capital account of 1st United Bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency.

          Insurance of Accounts and Other Assessments

          The FDIC merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the Deposit Insurance Fund (the “DIF”) on March 31, 2006. The deposit accounts of 1st United Bank are currently insured by the DIF generally up to a maximum of $100,000 per separately insured depositor, except for retirement accounts, which are insured up to $250,000. 1st United Bank pays its deposit insurance assessments to the DIF.

          Effective January 1, 2007, the FDIC established a risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. Under the assessment system, the FDIC assigns an institution to one of four risk categories, with the first category having two sub-categories based on the institution’s most recent supervisory and capital evaluations, designed to measure risk. Assessment rates currently range from 0.05% of deposits for an institution in the highest sub-category of the highest category to 0.43% of deposits for an institution in the lowest category. The FDIC is authorized to raise the assessment rates as necessary to maintain the minimum required 1.25% reserve ratio of premiums held to deposits insured. The FDIC allows the use of credits for assessments previously paid.

          In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately 0.0112% of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

          Transactions With Affiliates

          Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of 1st United Bank to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an “affiliate” generally must be collateralized and certain transactions between 1st United Bank and its “affiliates”, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to 1st United Bank, as those prevailing for comparable nonaffiliated transactions. In addition, 1st United Bank generally may not purchase securities issued or underwritten by affiliates.

          Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as 10% Shareholders, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareholders or which is controlled by those executive officers, directors or 10% Shareholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and its corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire Board of Directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of these individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed 1st United Bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which 1st United Bank is permitted to extend credit to executive officers.

          Community Reinvestment Act

          The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations provide for regulatory assessment of a bank’s record in meeting the needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the Community Reinvestment Act. The Federal Reserve considers a bank’s Community Reinvestment Act when the bank submits an application to establish branches, merge, or acquire the assets and assume the liabilities of another bank. In the case of a financial holding company, the Community Reinvestment Act performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay or block the transaction.

          Capital Regulations

          The Federal Reserve has adopted risk-based, capital adequacy guidelines for financial holding companies and their subsidiary state-chartered banks that are members of the Federal Reserve System. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

          The current guidelines require all financial holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I Capital. Tier I Capital, which includes common shareholders’ equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and trust preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder (“Tier II Capital”) may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator (determined on a case-by-case basis or as a matter of policy after formal rule making).

          In computing total risk-weighted assets, bank and financial holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies, such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year), have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

          The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guideline. These regulations generally require banks and financial holding companies to maintain a minimum level of Tier I Capital to total assets less goodwill of 4% (the “leverage ratio”). The Federal Reserve permits a bank to maintain a minimum 3% leverage ratio if the bank achieves a 1 rating under the CAMELS rating system in its most recent examination, as long as the bank is not experiencing or anticipating significant growth. The CAMELS rating is a non-public system used by bank regulators to rate the strength and weaknesses of financial institutions. The CAMELS rating is comprised of six categories: capital adequacy, asset quality, management, earnings, liquidity, and sensitivity to market risk.

          Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The bank regulators also continue to consider a “tangible Tier I leverage ratio” in evaluating proposals for expansion or new activities. The tangible Tier I leverage ratio is the ratio of a banking organization’s Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

          Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well-capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier I risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be “well capitalized” before the Federal Reserve will approve an application by a financial holding company to acquire or merge with a bank or bank holding company.

          Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Financial holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

          It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher ratios.

          Basel II Capital Standards

          We may decide to adopt certain new capital and other regulatory requirements proposed by the Basel Committee on Banking Supervision, as proposed and to be implemented in the United States. The federal banking regulators have approved a final rule, effective April 1, 2008, to implement new risk-based capital requirements in the United States. These new requirements, which are often referred to as the Basel II Accord, will, among other things, modify the capital charge applicable to credit risk and incorporate a capital charge for operational risk. The Basel II Accord also places greater reliance on market discipline than current standards. The Basel II standards will be mandatory only with respect to banking organizations with total banking assets of $250 billion or more or total on-balance-sheet foreign exposure of $10 billion or more. We will continue to closely monitor developments on these matters and assess their impact on us.

          Interstate Banking and Branching

          The BHCA was amended by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”). The Interstate Banking Act provides that adequately capitalized and managed financial and bank holding companies are permitted to acquire banks in any state.

          State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States are not permitted to enact laws opting out of this provision; however, states are allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before a bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

          The Interstate Banking Act also provides that adequately capitalized and managed banks are able to engage in interstate branching by merging with banks in different states. Unlike the interstate banking provision discussed above, states were permitted to opt out of the application of the interstate merger provision by enacting specific legislation.

          Florida responded to the enactment of the Interstate Banking Act by enacting the Florida Interstate Branching Act (the “Florida Branching Act”). The purpose of the Florida Branching Act was to permit interstate branching through merger transactions under the Interstate Banking Act. Under the Florida Branching Act, with the prior approval of the Florida Office of Financial Regulation, a Florida bank may establish, maintain and operate one or more branches in a state other than the State of Florida pursuant to a merger transaction in which the Florida bank is the resulting bank. In addition, the Florida Branching Act provides that one or more Florida banks may enter into a merger transaction with one or more out-of-state banks, and an out-of-state bank resulting from this transaction may maintain and operate the branches of the Florida bank that participated in this merger. An out-of-state bank, however, is not permitted to acquire a Florida bank in a merger transaction unless the Florida bank has been in existence and continuously operated for more than three years.

          Anti-money Laundering

          The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT ACT) was enacted in response to the terrorist attacks occurring on September 11, 2001. The USA PATRIOT ACT is intended to strengthen the U.S. law enforcement and intelligence communities’ ability to work together to combat terrorism. Title III of the USA PATRIOT ACT, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, amended the Bank Secrecy Act and adopted additional provisions that increased the obligations of financial institutions, including 1st United Bank, to identify their clients, watch for and report upon suspicious transactions, respond to requests for information by federal banking and law enforcement agencies, and share information with other financial institutions. In addition, the collected customer identification information must be verified within a reasonable time after a new account is opened through documentary or non-documentary methods. All new clients must be screened against any government lists of known or suspected terrorists within a reasonable time after opening an account.

          On July 19, 2007, the Federal Reserve and the other federal financial regulatory agencies issued an interagency policy on the application of section 8(s) of the Federal Deposit Insurance Act. This provision generally requires each federal banking agency to issue an order to cease and desist when a bank is in violation of the requirement to establish and maintain a Bank Secrecy Act/anti-money laundering (BSA/AML) compliance program. The policy statement provides that, in addition to the circumstances where the agencies will issue a cease and desist order in compliance with section 8(s), they may take other actions as appropriate for other types of BSA/AML program concerns or for violations of other BSA requirements. The policy statement also does not address the independent authority of the U.S. Department of the Treasury’s Financial Crimes Enforcement Network to take enforcement action for violations of the BSA.

          Securities Activities

          On September 19, 2007, the SEC adopted Regulation R, which implements the bank broker-dealer exceptions enacted in the Gramm-Leach-Bliley Act. Regulation R impacts the way 1st United Bank’s employees who are not registered with the SEC may be compensated for referrals to a third-party broker-dealer for which 1st United Bank has entered into a networking arrangement. In addition, Regulation R broadens the ability of 1st United Bank to effect securities transactions in a trustee or fiduciary capacity without registering as a broker, to effect certain sweep account transactions, and to accept orders for securities transactions from employee plan accounts, individual retirement plan accounts, and other similar accounts. Banks are expected to comply on the first day of their fiscal year beginning on or after September 1, 2008.

          Privacy

          Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

          Fair and Accurate Credit Transaction Act of 2003

          The Fair and Accurate Credit Transaction Act of 2003, which amended the Fair Credit Reporting Act, enhances consumers’ ability to combat identity theft, increases the accuracy of consumer reports, allows consumers to exercise greater control over the type and amount of marketing solicitations they receive, restricts the use and disclosure of sensitive medical information, and establishes uniform national standards in the regulation of consumer reporting.

          On October 31, 2007, the Federal Reserve and the other federal financial regulatory agencies together with the U.S. Department of the Treasury and the Federal Trade Commission issued final regulations (Red Flag Regulations) enacting Sections 114 and 315 of the Fair and Accurate Credit Transaction Act of 2003. The Red Flag Regulations require 1st United Bank to have identity theft policies and programs in place by no later than November 1, 2008. The Red Flag Regulations require 1st United Bank to develop and implement an identity theft protection program for combating identity theft in connection with new and existing consumer accounts and other accounts for which there is a reasonably foreseeable risk of identity theft.

          Consumer Laws and Regulations

          1st United Bank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans to clients. 1st United Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Future Legislative Developments

          Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which we and 1st United Bank operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of 1st United Bank.

Effect of Governmental Monetary Policies

          The commercial banking business in which 1st United Bank engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against member banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of 1st United Bank cannot be predicted.

Income Taxes

          We are subject to income taxes at the federal level and subject to state taxation in Florida. We file a consolidated federal tax return with a fiscal year ending on December 31.

DESCRIPTION OF OUR CAPITAL STOCK

          Set forth below is a summary of the terms of our capital stock. This summary is qualified in its entirety by reference to our Articles of Incorporation and Bylaws and to the applicable provisions of the Florida Business Corporation Act.

General

          Our authorized capital stock consists of 15,000,000 shares of common stock, $0.01 par value per share, of which 6,622,325 shares were issued outstanding as of June 30, 2008. We are also authorized to issue 5,000,000 shares of preferred stock, of which 660,000 shares are issued and outstanding. Additionally, as of June 30, 2008, there were 598,490 exercisable options to acquire shares of our common stock. Assuming that the rights offering is fully subscribed, 1,800,000 shares of our common stock will be issued in this offering, which will require us to grant a total of 150,000 options to acquire our common stock to our founding executive officers, Messers. Orlando, Schupp, and Marino, pursuant to their employment agreements.

Common Stock

          Holders of our common stock are entitled to receive such dividends as may from time to time be declared by our Board out of funds legally available for such purposes. Holders of common stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative votes in the election of directors. Holders of common stock have no conversion, redemption or sinking fund rights. In the event of our liquidation, dissolution or winding-up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities. Holders of common stock do not have any preemptive or other preferential rights to purchase any shares of equity securities issued by us from time to time.

          Our Articles of Incorporation and Bylaws contain certain provisions designed to assist our Board in protecting our and our shareholders’ interests if any group or person attempts to acquire control of us.

          Our outstanding shares of common stock are, and the shares of our common stock to be issued by us in connection with the offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

          Under the Articles of Incorporation, our Board has the power, without further action by the holders of common stock, to designate and issue from time to time the preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the Board shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences and conversion.

          Series A Non-Cumulative Perpetual Preferred Stock

          Our Board of Directors has authorized for issuance 750,000 shares of Series A Non-Cumulative Perpetual Preferred Stock, no par value. As of July 28, 2008, 660,000 preferred shares were issued and outstanding.

          The initial dividend rate is 7.65% per annum of the purchase price per share (i.e., $10.00 per Share) and is non-cumulative. This initial dividend rate will be in effect from the dates the shares were sold until the earlier of (i) three years from that date or (ii) the redemption of the shares. Upon the expiration of the initial dividend period, the dividend rate will reset to a fluctuating rate equal to the United States Treasury Rate plus 615 basis points. Dividend payments will be paid quarterly only if, and only to the extent that, (i) neither we nor 1st United Bank is restricted from paying the dividend payments by regulation or order of the Federal Reserve or the State of Florida; and (ii) the dividend payments do not cause our or 1st United Bank’s capital to not meet the definition of “well capitalized” or “adequately capitalized”.

          In the event that the federal income tax laws change such that the dividend payments are taxed at a federal income tax rate other than 15%, the dividend rate will be adjusted to a rate that provides the same effective after-tax yield as if the dividend payment was taxed at 15%.

          In the event of our liquidation, dissolution, or winding up, the holder of each share of Series A Non-Cumulative Perpetual Preferred Stock shall be paid out of the assets available for distribution an amount equal to the per share purchase price of the shares, plus declared and unpaid dividends, before any payments or distribution to the holders of the shares of any other class or series of stock.

          The preferred shares have no voting rights. We may, at our option, redeem the preferred shares at any time and from time to for an amount equal to the per share purchase price, plus declared and unpaid dividends.

Indemnification of Directors, Officers, and Employees

          The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities that they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the company) against him in his capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company’s request if he (i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against him in his capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company’s request, if he: (i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against him in his capacity as such.

          A Florida company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder. A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

          Under our Bylaws, we may indemnify our directors and officers to the fullest extent permitted by applicable law. We have entered into Indemnification Agreements with each member of the Board of Directors, which provide that we and 1st United Bank will indemnify each such person to the fullest extent permitted by applicable law.

          Federal banking law, which is applicable to us as a financial holding company and to 1st United Bank as an insured depository institution, limits our and 1st United Bank’s ability ability to indemnify their directors and officers. Neither 1st United Bank nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or 1st United Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, 1st United Bank, or we, as applicable, may indemnify officers and directors only if the respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of 1st United Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse us or 1st United Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

          American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

THE RIGHTS OFFERING

The Subscription Rights

          We are distributing to the record holders of our common stock as of August 11, 2008 non-transferable subscription rights to purchase shares of our common stock at $6.50 per share. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately 400,000 shares if the minimum offering is sold for an aggregate purchase price of $2.6 million and 1,800,000 shares if the maximum offering is sold for an aggregate purchase price of $11.7 million.

          Each holder of record of our common stock will receive 0.271805 subscription right for each share of our common stock owned by the holder as of 5:00 p.m., Eastern Time, on August 11, 2008. Fractional subscription rights will be eliminated by rounding down to the nearest whole right. Each subscription right entitles the holder to a basic subscription right and an oversubscription right.

          Basic Subscription Right

          With your basic subscription right, you may purchase one share of our common stock per each whole subscription right, subject to delivery of the required documents and payment of the subscription price of $6.50 per share, prior to the expiration of the rights offering. The number of shares that you may purchase appears on your rights certificate. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase shares under your oversubscription right.

          We will deliver certificates representing shares, or credit your account at your nominee record holder with shares, of our common stock you purchased pursuant to your basic subscription right as soon as practicable after the rights offering has expired.

          Oversubscription Right

          If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of our common stock that are not purchased by other shareholders through the exercise of their basic subscription rights. If sufficient shares of common stock are available, we will seek to honor the oversubscription requests in full, provided that your, together with certain related persons or entities, total purchase of common stock pursuant to this rights offering is not greater than 400,000 shares. If oversubscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who over-subscribed by multiplying the number of shares requested by each shareholder (up to a maximum of 400,000 shares less shares acquired through the exercise of their basic subscription rights) through the exercise of their oversubscription rights by a fraction which equals (x) the number of shares available to be issued through oversubscription rights divided by (y) the total number of shares requested by all subscribers (reducing each subscribers’ request to the 400,000 share limit) through the exercise of their oversubscription rights.

          In order to properly exercise your oversubscription right, you must deliver the subscription payment related to your oversubscription right at the time you deliver payment related to your basic subscription right. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription right, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you, assuming that no shareholder other than you will purchase any shares of our common stock pursuant to their basic subscription right.

          We can provide no assurances that you will be able to purchase the number of shares issuable upon the exercise of your oversubscription right in full. We will not be able to satisfy any orders for shares pursuant to the oversubscription right if all of our shareholders exercise their basic subscription rights in full. We can honor an oversubscription right only to the extent sufficient shares of our common stock are available following the exercise of subscription rights pursuant to the basic subscription rights.

          To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the oversubscription right is less than the amount you actually paid in connection with the exercise of the oversubscription right, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments will be returned to you, without interest, as soon as practicable.

          To the extent the amount you actually paid in connection with the exercise of the oversubscription right is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the oversubscription right, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the oversubscription right.

          We will deliver certificates representing shares, or credit your account at your nominee record holder with shares of our common stock purchased with the oversubscription right as soon as practicable after the expiration of the rights offering.

Reasons for the Rights Offering

          We are engaging in the rights offering to raise equity capital for general corporate purposes, including possible future acquisition opportunities. Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by participating in the rights offering on a pro rata basis. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We may need to seek additional financing or engage in additional capital offerings in the future. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering

          You, together with the following persons, may not exercise subscription rights (including oversubscriptions) to purchase more than 400,000 shares of our common stock:

▪	your spouse or relatives of you or your spouse living in your house;

▪	companies, trusts or other entities in which you are a trustee, have a controlling beneficial interest or hold a senior position; or

▪	other persons who may be your associates or persons acting in concert with you.

The term “associate” is used above to indicate any of the following relationships with a person:

▪

any corporation or organization, other than 1st United Bancorp or 1st United Bank, of which a person is a senior officer or partner, or beneficially owns, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization;

▪

any trust or other estate, if the person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the estate (although a person who has a substantial beneficial interest in one of our tax-qualified or non-tax-qualified employee plans, or who is a trustee or fiduciary of the plan is not an associate of the plan, and our tax-qualified employee plans are not associates of a person); or

▪	any person who is related by blood or marriage to such person and:

(i) who lives in the same house as the person; or

(ii) who is a director or senior officer of 1st United Bancorp, 1st United Bank or a subsidiary thereof; and any person acting in concert with the persons or entities specified above.

As used above, the term “acting in concert” means:

▪	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement; or

▪

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

          A person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party.

          In addition, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or oversubscription rights to anyone who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of September 15, 2008, such clearance or approval has not been satisfactorily obtained and any required waiting period has not expired. If we elect not to issue shares in that case, those shares will become available to satisfy oversubscriptions by other shareholders pursuant to subscription rights.

Method of Exercising Subscription Rights

          The exercise of subscription rights is irrevocable and may not be canceled or modified. You may exercise your subscription rights as follows:

          Subscription by Registered Holders

          If you hold a 1st United Bancorp stock certificate, the number of shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address set forth below under “— Subscription Agent,” to be received prior to 5:00 p.m., Eastern Time, on September 15, 2008.

          Subscription by Beneficial Owners

          If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, you will not receive a rights certificate. Instead, the DTC will issue 0.271805 subscription right to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

Payment Method

          As described in the rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

▪	personal, certified or cashier’s check or bank draft payable to American Stock Transfer & Trust Company, the subscription agent, drawn upon a United States bank;

▪	postal, telegraphic or express money order payable to American Stock Transfer & Trust Company; or

▪	wire transfer of immediately available funds to accounts maintained by American Stock Transfer & Trust Company.

          We will not honor payment received after the expiration date of the rights offering, and the subscription agent will return your payment to you, without interest or deduction, as soon as practicable. The subscription agent will be deemed to receive payment upon:

▪	clearance of any uncertified check;

▪	receipt by the subscription agent of any certified check or bank draft, drawn upon a United States bank;

▪	receipt by the subscription agent of any postal, telegraphic or express money order; or

▪	receipt of collected funds in the subscription agent’s account.

          You should read and follow the instructions accompanying the rights certificate carefully and strictly follow them. As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount.

          If you decide to pay by check, your check must clear by the expiration time of the rights offering or we will reject your exercise of subscription rights. See “Clearance of Uncertified Checks” below.

          Holders of our Series A Preferred Stock may elect to request that we redeem a portion or all of their shares of the Series A Preferred Stock at the stipulated redemption price and apply the redemption price toward the payment of the subscription price. See “Rights Offering-Series A Preferred Stock Redemption Form of Payment Option.”

          The method of delivery of payments of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those documents and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to us.

Clearance of Uncertified Checks

          If you are paying by uncertified personal check, please note that uncertified checks may take five business days or more to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration time of the rights offering to ensure that your payment is received by the subscription agent and clears by the expiration time of the rights offering. We urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to invest in our common stock should you decide to exercise your subscription rights.

Series A Preferred Stock Redemption Form of Payment Option

          As of the record date, we had 660,000 shares of our Series A Preferred Stock issued and outstanding. See “DESCRIPTION OF OUR CAPITAL STOCK- Preferred Stock- Series A Non-Cumulative Perpetual Preferred Stock” for a summary description of the rights, preferences, and privileges of the Series A Preferred Stock.

          Although the shares of Series A Preferred Stock are redeemable only at our election, our Board has determined that it is in our best interests to grant the holders of our Series A Preferred Stock the right to request that we redeem a portion or all of their shares of the Series A Preferred Stock at the stipulated redemption price and apply the redemption price toward the payment of the subscription price. The stipulated redemption price is $10.00 per share, which is the purchase price that each holder of our Series A Preferred Stock paid when purchasing those shares. We intend to pay any accrued dividends on redeemed shares with our available cash on hand.

          Each holder of our Series A Preferred Stock was also a holder of our common stock as of the record date. Thus, the ability of the holders of our Series A Preferred Stock to elect for us to redeem their shares does not alter the premise that the rights offering is being made pro rata to our existing common shareholders as of the record date.

          If you hold shares of our Series A Preferred Stock and would like to exercise this option to pay for all or a portion of your subscription price, then please contact John Marino at 1st United Bancorp to obtain the appropriate forms.

Medallion Guarantee May Be Required

          Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

▪	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

▪	you are an eligible institution (such as a commercial bank, broker, trust company, etc.)

Missing or Incomplete Subscription Information

          If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time September 15, 2008 expiration date that we have established for the rights offering. If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the oversubscription right, the 400,000 share purchase limit that we have set, and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date and Cancelation Rights

          The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on September 15, 2008, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your subscription rights certificate or your payment after that time, regardless of when you sent the subscription rights certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

          We have the option to extend the rights offering without notice to you, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering.

          If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. The nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, September 15, 2008, expiration date that we have established for the rights offering.

          We may cancel the rights offering at any time for any reason prior to the time the rights offering expires. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancelation and all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Determination of Subscription Price

          In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the Board also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. We did not seek or obtain an opinion of financial advisors in establishing the subscription price. The subscription price is not necessarily related to our book value, tangible book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

          We cannot assure you that the market price of our shares of common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to review current bid and ask prices for our common stock before exercising your subscription rights and to make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.

Conditions, Withdrawal, Amendment and Termination

          We reserve the right to withdraw the rights offering at any time for any reason. We also may amend or terminate the rights offering at any time before completion of the rights offering if our Board of Directors decides to do so in its sole discretion. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Subscription Agent

          The subscription agent for this offering is American Stock Transfer & Trust Company. The address to which rights certificates and payments, other than wire transfers, should be mailed or delivered is provided below. If sent by mail, we recommend that you send documents and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to 1st United Bancorp or the information agent.

By Mail or Overnight Courier:
American Stock Transfer & Trust Company LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219

By Hand:
American Stock Transfer & Trust Company LLC
Attn: Reorganization Department
59 Maiden Lane
New York, NY 10038

          If you deliver subscription documents, rights certificates or notices of guaranteed deliver in a manner different than that described in this Prospectus, we may not honor the exercise of your subscription rights.

          If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call our subscription agent for the rights offering, American Stock Transfer & Trust Company, at (877) 248 -6417 (toll free), Monday through Friday, between 9:00 a.m. and 5:00 p.m., Eastern Time. American Stock Transfer & Trust Company is not available to answer questions on weekends or bank holidays.

Guaranteed Delivery Procedures

          If you wish to exercise your subscription rights, but you do not have sufficient time to deliver your subscription rights certificate to the subscription agent on or before the expiration time of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

▪

deliver to the subscription agent on or prior to the expiration time of the rights offering your subscription price payment in full for each share you subscribed for under your subscription rights in the manner set forth under “The Rights Offering – Payment Method”;

▪

deliver to the subscription agent at or prior to the expiration time of the rights offering the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the “Instructions as to Use of 1st United Bancorp Subscription Rights Certificate”; and

▪

deliver the properly completed Subscription Rights Certificate and the related nominee holder certification, if applicable, to the subscription agent within three business days following the date of your Notice of Guaranteed Delivery.

          Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to Use of 1st United Bancorp Subscription Rights Certificate, which will be distributed to you with your Subscription Rights Certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

          In your Notice of Guaranteed Delivery, you must state:

▪	your name and address;

▪	the number of subscription rights represented by your subscription rights certificate and the number of shares of our common stock for which you are subscribing; and

▪

the institution’s guarantee that you will deliver to the subscription agent with your subscription rights certificate evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

          You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificate at the address set forth above under “Subscription Agent.” An eligible institution may alternatively transmit its Notice of Guaranteed Delivery to the subscription agent by facsimile transmission (Facsimile No.: (718) 234-5001). To confirm facsimile deliveries, eligible institutions may call (718) 921-8317.

          Our information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Banks and brokerage firms should call Georgeson, Inc. at (212) 440-9800 to request additional copies of the form of Notice of Guaranteed Delivery. All other persons should call toll-free at (888) 679-2873.

Fees and Expenses

          We will pay the fees and expenses of the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses (such as any commissions or charges your broker may charge you) incurred in connection with the exercise of the subscription rights.

No Fractional Shares

          All shares will be sold at a purchase price of $6.50 per share. We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription rights and the oversubscription rights will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Minimum Subscription Amount

          We are conducting the rights offering on a best efforts basis. Thus, we cannot guarantee that any of our shares will be sold other than to our directors and officers to the extent they carry out their stated intentions to subscribe for 587,020 shares in the aggregate. The rights offering is conditioned upon our receipt of subscriptions for a minimum of 400,000 shares of our common stock. However, we may cancel the rights offering at any time prior to its completion, in which case all subscription payments will be returned without interest or penalty.

Notice to Nominees

          If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of our common stock. If a beneficial owner of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

          If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, September 15, 2008, expiration date.

Non-Transferability of Subscription Rights

          The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading or quoted on any stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights may be quoted on the Pink Sheets.

Validity of Subscriptions

          We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

          The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Shareholder Rights

          You will have no rights as a holder of the shares of our common stock you purchase in the rights offering until certificates representing the shares of our common stock are issued to you, or your account at your nominee is credited with the shares of our common stock purchased in the rights offering.

No Revocation or Change

          Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable.

          You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Regulatory Limitation

          We will not issue shares of common stock pursuant to the exercise of basic subscription rights or oversubscription rights, or to any shareholder who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of September 15, 2008, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in that case, those shares will become available to satisfy oversubscription by other shareholders pursuant to subscription rights.

Foreign Shareholders

          We will not mail this Prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 11:00 a.m., local time, at least three business days prior to the expiration of the rights offering and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

Material U.S. Federal Income Tax Treatment of Rights Distribution

          For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

          Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Board Commitment

          We expect our directors, together with their affiliates, to subscribe for, in the aggregate 587,020 shares of our common stock in this rights offering. The purchase price paid by them will be $6.50 per share, the same paid by all other persons who purchase shares of our common stock in the stock offerings; however, to the extent that our directors hold shares of our Series A Preferred Stock, the directors may elect to have us redeem a portion of their Series A Preferred Stock as a partial form of payment. We expect our directors to pay for their shares of common stock purchased in this rights offering with approximately $2,215,632 in cash and the balance will be paid through redemptions of our Series A Preferred Stock.

Shares of Our Common Stock Outstanding After the Rights Offering

          Assuming no options are exercised prior to the expiration of the rights offering, we anticipate that we will have a minimum of approximately 7,022,375 shares of common stock and a maximum of 8,422,375 shares of common stock outstanding after consummation of the rights offering. The number of shares of common stock that we will issue in the rights offering will depend on the number of shares that are subscribed for by our shareholders in the rights offering.

Questions About Exercising Rights

          If you have any questions about or require assistance regarding the procedure for exercising your rights, including the procedure if you have lost your rights certificate or would like additional copies of this prospectus, the Instructions for Use of 1st United Bancorp, Inc. Subscription Rights Certificates or the Notice of Guaranteed Delivery, please contact Georgeson, Inc., which is acting as our information agent, at:

Georgeson, Inc.
199 Water Street, 26th Floor
New York, New York 10038

Banks and brokerage firms, please call: (212) 440-9800.
All others, please call toll-free: (888) 679-2873.

          You may also contact John Marino, our President and Chief Financial Officer, at 561-362-3435 from 9:00 a.m. to 5:00 p.m., Eastern Time, Monday through Friday, if you have any questions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

          The following discussion is a summary of the material federal income tax consequences to U.S. Holders of our common stock (as defined below) of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in the light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that received our common stock in satisfaction of our prior indebtedness to such persons, persons that hold rights or our common stock as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the “Code.” This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

          For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock who is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

          If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights.

          EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

          You should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering. If you allow the subscription rights received in the offering to expire, you should not recognize any gain or loss upon the expiration of the subscription rights. You also should not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering, and the tax basis of the shares of our common stock acquired through the exercise of the subscription rights should equal the sum of the subscription price for the shares and your tax basis, if any, in the subscription rights.

          Your tax basis in the subscription rights will generally be zero unless either (1) the fair market value of the subscription rights on the date the subscription rights are distributed is equal to or exceeds 15% of the fair market value on that date of our common stock with respect to which the subscription rights are received or (2) you elect, in your United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of the common stock to the subscription rights. In either case, a portion of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights in proportion to the respective fair market values of our common stock and the subscription rights on the date the subscription rights are distributed. The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and 1st United Bancorp has not obtained, and does not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable. If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering. The holding period for the shares of our common stock acquired through the exercise of the rights will begin on the date the rights are exercised.

          If you exercise the subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of tax basis between our common stock previously sold and the subscription rights, (2) the impact of that allocation on the amount and timing of gain or loss recognized with respect to our common stock previously sold, and (3) the impact of that allocation on the tax basis of our common stock acquired through exercise of the subscription rights. If you exercise the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, you should consult your tax advisor.

Sale of Shares of Our Common Stock and Receipt of Distributions on Shares of Our Common Stock

          You will recognize capital gain or loss upon the sale of our common stock acquired through the exercise of subscription rights in an amount equal to the difference between the amount realized and your tax basis in our common stock. The capital gain or loss will be long-term if your holding period in the shares is more than one year.

          Long-term capital gains recognized by individuals are taxable under current law at a maximum rate of 15%. Under current law, long-term capital gains recognized by individuals will be taxable at a maximum rate of 20% for taxable years beginning after December 31, 2010. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of our common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

          Distributions, if any, on shares of our common stock acquired through the exercise of subscription rights will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits for the taxable year in which the distribution is made. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by noncorporate (individual) holders of our common stock in taxable years beginning before January 1, 2011 are taxed under current law at the holder’s capital gain tax rate (a maximum rate of 15%) provided that the holder meets applicable holding period and other requirements. Under current law, dividends received by noncorporate holders of our common stock in subsequent taxable years will be taxed as ordinary income at a maximum rate of 35%. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in our common stock will be treated as gain from the sale or exchange of such common stock.

Information Reporting and Backup Withholding

          You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number, or TIN, (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

          We are offering shares of our common stock directly to you pursuant to the rights offering. Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of 1st United Bank may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of shares of common stock or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common stock underlying the subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

LEGAL MATTERS

          Gunster, Yoakley & Stewart, P.A., West Palm Beach, Florida, will pass upon the validity of our shares of common stock offered by this Prospectus.

EXPERTS

          The financial statements of Bancorp as of December 31, 2007 and 2006, and for the two years in the period ended December 31, 2007 appearing in our Special Financial Report on Form 10-K, have been incorporated by reference herein in reliance upon the report of Crowe Chizek and Company LLC, an independent registered public accounting firm, and upon the authority of that firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

          The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this Prospectus. We incorporate by reference the documents listed below. The documents we incorporate by reference include:

•	our Special Financial Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008; and

•	our Current Reports on Form 8-K, as filed on February 6, 2008, April 4, 2008, May 5, 2008, May 30, 2008, and July 10, 2008.

          Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this Prospectus except as so modified or superseded.

          You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

1st United Bancorp, Inc.
One North Federal Highway
Boca Raton, Florida 33432
(561) 362-3435

          We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including 1st United Bancorp. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

          In addition, we make available, without charge, through our website, www.1stunitedbankfl.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this Prospectus, and we do not intend to incorporate into this Prospectus any information contained in the website.

          You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the 1st United Bancorp, Inc. common stock.

1st United Bancorp, Inc.

Shares of Common Stock

COMMON STOCK

PROSPECTUS

August 11, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The expenses in connection with the registration of the shares of common stock covered by this Prospectus are set forth in the following table. All amounts except the registration and Blue Sky filing fees are estimated:

Securities and Exchange Commission Registration Fee	$495
Legal Fees and Expenses	65,000
Printing Expenses	10,000
Accounting Fees and Expenses	10,000
Subscription Agent Fees and Expenses	35,000
Information Agent Fees and Expenses	6,000
Blue Sky Fees	1,735
Miscellaneous Expenses	0

Total	$128,230

          All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          We are incorporated under the laws of the State of Florida. The Florida Business Corporation Act grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. The Florida Business Corporation Act permits a Florida corporation, with the approval of its shareholders, to include within its articles of incorporation a provision eliminating or limiting the personal liability of its directors to such corporation or its shareholders for monetary damages resulting from certain breaches of the directors’ fiduciary duty of care, both in suits by or on behalf of the corporation and in actions by shareholders of the corporation.

          Our Articles of Incorporation and Bylaws include provisions that allow us to take advantage of such provisions of the Florida Business Corporation Act. Our Articles of Incorporation and Bylaws also provide for the indemnification, to the fullest extent permitted by the Florida Business Corporation Act, of our officers and directors. We currently maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against specified expenses in connection with the defense of actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

          We have entered into indemnification agreements with each of our directors, which may, in certain cases, be broader than the specific indemnification provisions contained in our Articles of Incorporation and Bylaws. The indemnification agreements may require us, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, officers, or employees of the company and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

          Set forth below are all of our sales of our securities within the past three years that were not registered under the Securities Act of 1933, as amended (“Securities Act”). None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions were exempt from registration requirements.

Sales of Common Stock

          In May 2008, we sold 660,000 shares of Series A Non-Cumulative Perpetual Preferred Stock (“Preferred Stock”) in a private offering at a purchase price of $10.00 per share for gross aggregate proceeds of $6.6 million. No underwriting discounts or commissions were paid in the transaction. The Preferred Stock was offered and sold to accredited investors, including current directors, in an offering exempt from the Securities Act registration requirements under Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder and applicable state securities law exemptions.

          In December 2005 and January 2006, we issued an aggregate of 1,966,810 shares of our common stock in a private placement at a price of $13.50 per share, for aggregate gross proceeds of $26.6 million, to “accredited investors,” as that term is defined in Rule 501(a) of the Securities Act. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder and applicable state securities law exemptions.

Stock Options

          Prior to the effectiveness of our Registration Statement on Form S-4 on January 18, 2008, we periodically issued grants of stock option awards to key employees pursuant to our Officers’ and Employees’ Stock Option Plan, to our directors pursuant to written agreements, and to our executive officers pursuant to their employment agreements. Since 2005 and through January 18, 2008, we granted options to purchase a total of 311,065 shares of our common stock at prices ranging from $10.60 to $14.50 per share. These grants were awarded pursuant to the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT NO.		DESCRIPTION

2.1

Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of October 1, 2007 - incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

2.2

Amendment No. 1 to the Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of December 19, 2007 - incorporated herein by reference to Exhibit 2.1 of the Registrant’s Amendment No. 1 to Registration Statement on Form S-4 (filed 12/28/08) (No. 333-147505)

2.3

Purchase and Assumption Agreement by and among Citrus Bank, National Association, CIB Marine Bancshares, Inc. and 1st United Bank, dated April 3, 2008- incorporated herein by reference to Exhibit 2.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

2.4

Amendment to Purchase and Assumption Agreement by and among Citrus Bank, National Association, CIB Marine Bancshares, Inc., 1st United Bank, and 1st United Bancorp, Inc., dated May 13, 2008- incorporated herein by reference to Exhibit 2.2 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

3.1		Amended and Restated Articles of Incorporation of the Registrant - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 7/22/08) (No. 000-1415277)

3.2

Certificate of Designation for Series A Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on April 25, 2008 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/14/08) (No. 000-1415277)

3.3		Bylaws of the Registrant - incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

4.1	*	Form of Non-Transferable Subscription Rights Certificate

4.2		See Exhibits 3.1 and 3.3 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant

4.3

Subordinated Capital Note, effective July 7, 2008, by 1st United Bank in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

5.1		Opinion of Gunster, Yoakley & Stewart P.A. regarding the validity of the securities being registered

10.1		Officers’ and Employees’ Stock Option Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.2

Employment Agreement with John Marino, dated as of March 4, 2004 - incorporated herein by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.3

Employment Agreement with Warren S. Orlando, dated as of March 4, 2004 - incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.4

Employment Agreement with Rudy E. Schupp, dated as of March 4, 2004 - incorporated herein by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.5

Supplemental Executive Retirement Plan Agreement for John Marino, dated as of May 31, 2006 - incorporated herein by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.6

Supplemental Executive Retirement Plan Agreement for Warren S. Orlando, dated as of May 31, 2006 - incorporated herein by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.7

Supplemental Executive Retirement Plan Agreement for Rudy E. Schupp, dated as of May 31, 2006 - incorporated herein by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.8

Amendment No. 1 to Employment Agreement with John Marino, dated November 16, 2007 and effective as of January 1, 2007 - incorporated herein by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.9

Amendment No. 1 to Employment Agreement with Warren S. Orlando, dated November 16, 2007 and effective as of January 1, 2007 - incorporated herein by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.10

Amendment No. 1 to Employment Agreement with Rudy E. Schupp, dated November 16, 2007 and effective as of January 1, 2007 - incorporated herein by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.11

Employment Agreement with H. William Spute, Jr., effective February 29, 2008 – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 2/6/08) (No. 000-1415277)

10.12		2008 Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 5/30/08) (No. 000-1415277)

10.13

Subordinated Capital Note Purchase Agreement between 1st United Bank and Silverton Bank, N.A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.14

Loan and Stock Pledge Agreement between 1st United Bancorp, Inc. and Silverton Bank, N. A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.15

Promissory Note with Revolving Feature, effective July 7, 2008, by 1st United Bancorp, Inc. in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

21.1	*	Subsidiaries of the Registrant

23.1		Consent of Crowe Chizek and Company LLC, independent registered public accounting firm of 1st United Bancorp, Inc.

23.2		Consent of Gunster, Yoakley & Stewart P.A. (included in Exhibit 5.1)

24.1	*	Power of Attorney

99.1	*	Form of Letter of Transmittal to Shareholders

99.2	*	Form of Instructions for Use of 1st United Bancorp, Inc. Subscription Rights Certificates

99.3	*	Form of Transmittal Letter to Nominees

99.4	*	Form of Transmittal Letter from Nominees to Clients

99.5	*	Form of Notice of Guaranteed Delivery

99.6	*	Form of Nominee Holder Certification Form

99.7	*	Beneficial Owner Election Form

99.8	*	Series A Preferred Stock Redemption Election Form

99.9		Form of Cover Letter to Shareholders

Filed Previously

(b) Financial Statement Schedules

          All financial statement schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or notes thereto incorporated by reference into this Prospectus.

ITEM 17. UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on the 11th day of August, 2008.

1ST UNITED BANCORP, INC.

By:	/s/ Rudy E. Schupp

Rudy E. Schupp
Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of August, 2008.

Signature	Title	Date
/s/ Rudy E. Schupp	Chief Executive Officer and Director (Principal Executive Officer)	August 11, 2008

Rudy E. Schupp

/s/ John Marino	President and Chief Financial Officer and Director (Principal Financial and Accounting Officer)	August 11, 2008

John Marino

*	Chairman of the Board	August 11, 2008

Warren S. Orlando

Director

Paula Berliner

*	Director	August 11, 2008

Jeffery L. Carrier

*	Director	August 11, 2008

Ronald A. David

Director

James Evans
Director

Arthur S. Loring

*	Director	August 11, 2008

Thomas E. Lynch

*	Director	August 11, 2008

Carlos Morrison

*	Director	August 11, 2008

H. William Spute, Jr.
Director

Joseph W. Veccia, Jr.

*

The undersigned by signing his name thereto, signs and executes this registration statement pursuant to Powers of Attorney executed by the above named officers and directors filed with the Securities and Exchange Commission.

By:	/s/ John Marino

John Marino,
President and Chief Financial Officer and Director

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

2.1

Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of October 1, 2007 - incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

2.2

Amendment No. 1 to the Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of December 19, 2007 - incorporated herein by reference to Exhibit 2.1 of the Registrant’s Amendment No. 1 to Registration Statement on Form S-4 (filed 12/28/08) (No. 333-147505)

2.3

Purchase and Assumption Agreement by and among Citrus Bank, National Association, CIB Marine Bancshares, Inc. and 1st United Bank, dated April 3, 2008- incorporated herein by reference to Exhibit 2.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

2.4

Amendment to Purchase and Assumption Agreement by and among Citrus Bank, National Association, CIB Marine Bancshares, Inc., 1st United Bank, and 1st United Bancorp, Inc., dated May 13, 2008- incorporated herein by reference to Exhibit 2.2 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

3.1	Amended and Restated Articles of Incorporation of the Registrant - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 7/22/08) (No. 000-1415277)

3.2

Certificate of Designation for Series A Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on April 25, 2008 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/14/08) (No. 000-1415277)

3.3	Bylaws of the Registrant - incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

4.1 *	Form of Non-Transferable Subscription Rights Certificate

4.2	See Exhibits 3.1 and 3.3 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant

4.3

Subordinated Capital Note, effective July 7, 2008, by 1st United Bank in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

5.1	Opinion of Gunster, Yoakley & Stewart P.A. regarding the validity of the securities being registered

10.1	Officers’ and Employees’ Stock Option Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.2

Employment Agreement with John Marino, dated as of March 4, 2004 - incorporated herein by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.3

Employment Agreement with Warren S. Orlando, dated as of March 4, 2004 - incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.4

Employment Agreement with Rudy E. Schupp, dated as of March 4, 2004 - incorporated herein by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.5

Supplemental Executive Retirement Plan Agreement for John Marino, dated as of May 31, 2006 - incorporated herein by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.6

Supplemental Executive Retirement Plan Agreement for Warren S. Orlando, dated as of May 31, 2006 - incorporated herein by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.7

Supplemental Executive Retirement Plan Agreement for Rudy E. Schupp, dated as of May 31, 2006 - incorporated herein by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.8

Amendment No. 1 to Employment Agreement with John Marino, dated November 16, 2007 and effective as of January 1, 2007 - incorporated herein by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.9

Amendment No. 1 to Employment Agreement with Warren S. Orlando, dated November 16, 2007 and effective as of January 1, 2007 - incorporated herein by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.10

Amendment No. 1 to Employment Agreement with Rudy E. Schupp, dated November 16, 2007 and effective as of January 1, 2007 - incorporated herein by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.11

Employment Agreement with H. William Spute, Jr., effective February 29, 2008 – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 2/6/08) (No. 000-1415277)

10.12		2008 Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 5/30/08) (No. 000-1415277)

10.13

Subordinated Capital Note Purchase Agreement between 1st United Bank and Silverton Bank, N.A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.14

Loan and Stock Pledge Agreement between 1st United Bancorp, Inc. and Silverton Bank, N. A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.15

Promissory Note with Revolving Feature, effective July 7, 2008, by 1st United Bancorp, Inc. in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

21.1	*	Subsidiaries of the Registrant

23.1		Consent of Crowe Chizek and Company LLC, independent registered public accounting firm of 1st United Bancorp, Inc.

23.2		Consent of Gunster, Yoakley & Stewart P.A. (included in Exhibit 5. 1)

24.1	*	Power of Attorney

99.1	*	Form of Letter of Transmittal to Shareholders

99.2	*	Form of Instructions for Use of 1st United Bancorp, Inc. Subscription Rights Certificates

99.3	*	Form of Transmittal Letter to Nominees

99.4	*	Form of Transmittal Letter from Nominees to Clients

99.5	*	Form of Notice of Guaranteed Delivery

99.6	*	Form of Nominee Holder Certification Form

99.7	*	Beneficial Owner Election Form

99.8	*	Series A Preferred Stock Redemption Election Form

99.9		Form of Cover Letter to Shareholders

* Previously filed